
13003877

Date of this Preliminary Offering Circular: December 6, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

GREEN POLKADOT BOX INCORPORATED
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
801-478-2500
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Christopher A. Wilson
Wilson & Oskam, LLP
9110 Irvine Center Drive
Irvine, CA 92618
949-752-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5400	52-2325923
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Andrew Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

(b) the issuer's officers:

Rod A. Smith, President and CEO, Treasurer and CFO
1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Andrew Smith, Secretary
1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

(c) the issuer's general partners: N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Gary and Helen Smith, 5500 W. Sand Ridge Drive, St. George, UT 84737

Daniel and Jill Fugal, 1216 North 600 West, Pleasant Grove, UT 84062

Russ Karlen, 2251 North Rampart, #353, Las Vegas, NV 89128

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Gary and Helen Smith, 5500 W. Sand Ridge Drive, St. George, UT 84737

Daniel and Jill Fugal, 1216 North 600 West, Pleasant Grove, UT 84062

Russ Karlen, 2251 North Rampart, #353, Las Vegas, NV 89128

William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506

(f) promoters of the issuer:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

(g) affiliates of the issuer:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

(h) counsel to the issuer with respect to the proposed offering:

Christopher A. Wilson, Esq.
Wilson & Oskam, LLP
9110 Irvine Center Drive, Irvine, CA 92614

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: None

(k) the underwriter's officers: None

(l) the underwriter's general partners: None

(m) counsel to the underwriter: None

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

All 50 states, subject to approval from each state.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(a)(i) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Amended and Restated Convertible Promissory Note dated July 18, 2013 in the principal amount of $600,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "July 2013 Note"). The July 2013 Note principal amount includes $300,000 advanced on November 29, 2012 and $300,000 advanced on July 18, 2013. The July 2013 Note matures on December 31, 2013. As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "November 2012 Warrant") and an additional five-year Common Stock Purchase Warrant enabling the lender to purchase an additional 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "July 2013 Warrant").

(3) The Company received the $300,000 principal amount of the November 2012 Note and the additional $300,000 principal amount of the July 2013 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the November 2012 Warrants and the July 2013 Warrants was negotiations with the lender.

(4) The November 2012 Warrants, the July 2013 Note, and the July 2013 Warrants were issued to Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506.

(a)(ii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Amended and Restated Convertible Secured Promissory Note dated April 5, 2013 in the principal amount of $1,350,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "April 2013 Note"). The April 2013 Note principal amount includes $500,000 advanced on April 9, 2012, $500,000 advanced on October 22, 2012, $300,000 advanced on February 21, 2013, and $50,000 advanced on April 5, 2013. The April 2013 Note matures on April 5, 2016. As additional consideration for the loan, the Company issued Common Stock Purchase Warrants (each a "Warrant" and collectively the "Roberts Loan Warrants") enabling the lender to purchase shares of Common at a price of $3.00 per share, vested immediately as follows: a five-year Warrant for 500,000 shares (the "April 2012 Warrant"), a three-year Warrant for 500,000 shares (the "October 2012 Warrant"), a three-year Warrant for 300,000 shares (the "February 2013 Warrant"), and a three-year Warrant for 50,000 shares (the "April 2013 Warrant").

(3) The Company received the $1,350,000 principal amount of the April 2013 Note in four installments, including $500,000 advanced on April 9, 2012, $500,000 advanced on October 22, 2012, $300,000 advanced on February 21, 2013, and $50,000 advanced on April 5, 2013. The basis for determining the interest rate, the conversion rate, and the exercise price of the Roberts Loan Warrants was negotiations with the lender.

(4) The April 2013 Note and the Roberts Loan Warrants were issued to William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647.

(a)(iii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: 40,001 shares of Common Stock, par value $.001 per share (the "March 2013 Shares").

(3) The Company received $120,000 for the March 2013 Shares ($3.00 per share). The basis for determining the price of the March 2013 Shares was negotiations with the buyers.

(4) The March 2013 Shares were issued to the following persons:

June Braunlich
Nancy and/or Victor Keller
Allan Siegel

(a)(iv) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: On March 26, 2013, the Company began issuing 90-day convertible promissory notes (the "90-Day Notes"). A total of $50,000 in principal amount of 90-Day Notes was issued in the quarter ended March 31, 2013, an additional $1,207,438 in principal amount of 90-Day Notes was issued in the quarter ended June 30, 2013, and an additional $380,000 in principal amount of 90-Day Notes was issued in the quarter ended September 30, 2013. An additional $15,000 in principal amount of 90-Day Notes has been issued from October 1, 2013 through the date of this Offering Statement. The 90-Day Notes bear interest at the rate of 8% per annum, with principal and interest convertible into shares of Common Stock at the rate of $2.70 per share

(3) As of December 6, 2013, the Company had received $1,652,438 in principal amount for the 90-Day Notes. The basis for determining the interest rate and the conversion rate was determined by the Company's Board of Directors.

(4) The 90-Day Notes were issued to the following persons:

Betty Alexkais
Suzanne P. Altenburg
Valerie Bielmeier
Cynthia Bouie
Lorraine Boyden and John Licholat
William and Therese Cargill
Marilyn Chin
Thomas Collins
E.J. and Michelle Corry
Beth Denton and Diane Woolford
James Dickie
Sarah DiPaolo
Debra and Larry Dolecheck
Charmalee Fisher
Mitchell A. Fleischer
Jeffrey P. Forte
Leo and Maria Franzese
Luis Frausto
Dave Galt
Gingle, LLC
Joseph A. Glussich
Elliott Haines III
Susan Hay
Hieu Hguyen
Berkley and Diane Hoffer
Jeffrey and Sabra Ingeman

Mark A. Johnson
Michael Keller
Roger Kendall
KER Investments LLC
Jeff and Christina Kotulski
Jeffrey G. Lowe
John A. Michaliski
John and Grace Mistretta
Jean Paterson
Christopher M. Peterson
James Pirisino
Professional Management, Ltd.
Timothy and Tonya Ratcliff
Joel E. Risner
Angela Rodgers
Lisa Samaan
Wenona Scott
Constance L. Self
Stuart W. Smith
Thomas and Susan Smith
Mark Torre
Ron and Debra Tracy
Scott Troxell
Nicholas Vessio
Robert Vinciguerra
Kirk W. and Debra White
Stephen Youngquist

(a)(v) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: 31,667 shares of Preferred A Stock were subscribed in the quarter ended September 30, 2013 and an additional 15,000 shares of Preferred A Stock were subscribed from October 1, 2013 through the date of this Offering Statement for a total of 46,667 shares of Preferred A Stock (the "Preferred Shares") at a price of $6.00 per Preferred Share for a total of $280,000. The Preferred Shares bear a cumulative dividend of 8% per annum and participate on a pro rata basis in a share of 1% of the gross revenues of the Company, based on a total of 3,500,000 Preferred Shares. The Preferred Shares are convertible into shares of Common Stock at the option of the holder at the rate of two shares of Common Stock for each Preferred Share plus additional shares equal to the quotient of the total amount of any unpaid dividends divided by $3.00. The Preferred Shares have voting rights equal to the Common Stock on an as-converted basis, have a liquidation preference equal to the original purchase price of the Preferred Shares plus accrued but unpaid dividends, and are redeemable by the Company at any time, subject to the conversion rights of the holders.

(3) The Company received $280,000 for the Preferred Shares. The basis for determining the price and terms was negotiations with the initial buyer.

(4) The Preferred Shares are issuable to the following persons:

David and Kathy Looper,
Thomas Smith
Roger and Janet Trubey

(a)(vi) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: 185,185 shares of Common Stock, par value $.001 per share, were subscribed for on September 20, 2013 (the "September 2013 Shares") at a price of $2.70 per Common Share for a total of $500,000 to Robert William Corl III. As additional consideration for the September 2013 Shares, the Company issued a ten-year Common Stock Purchase Warrant, expiring on September 30, 2023, enabling the buyer to purchase 925,925 shares of Common Stock at a price of $3.00 per share, vested immediately (the "September 2013 Warrant"), and 555,555 Common Stock Purchase Warrants previously issued to Mr. Corl were canceled.

(3) The Company received $500,000. The basis for determining the purchase price for the September 2013 Shares and the terms of the September 2013 Warrants was negotiations with the lender.

(4) The September 2013 Shares and the September 2013 Warrants were issued to Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506.

(a)(vii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: 37,000 shares of Common Stock, par value $.001 per share (the "Kodiak Shares"), were issued to Kodiak Capital Group, LLC ("Kodiak") on July 1, 2013 for consulting services rendered to the Company. In addition, the Company agreed to reserve 740,740 shares offered pursuant to this Offering Statement for sale to Kodiak upon approval by the Securities and Exchange Commission of the Regulation A offering by the Company (the "Kodiak Reserved Shares").

(3) The Company received consulting services for the Kodiak Shares valued at $146,150. The basis for determining the purchase price for the Kodiak Shares and the Kodiak Reserved Shares was negotiations between the Company and Kodiak.

(4) The Kodiak Shares were issued to Kodiak, 260 Newport Center Drive, Newport Beach, CA 92660.

(a)(viii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Secured Promissory Note dated November 8, 2013 in the principal amount of $200,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "November 2013 Note"). The November 2013 Note matures on March 31, 2014. As additional consideration for the November 2013 Note, the Company issued a ten-year Common Stock Purchase Warrant, expiring on December 31, 2023, enabling the buyer to purchase 2,485,185 shares of Common Stock at a price of $3.00 per share, vested immediately (the "November 2013 Warrant"), and the Roberts Loan Warrants for 2,285,185 shares previously issued to Mr. Roberts were canceled.

(3) The Company received the $200,000 principal amount of the November 2013. The basis for determining the interest rate, the conversion rate, and the exercise price of the November 2013 Note was negotiations with the lender.

(4) The November 2013 Note and the Roberts Loan Warrants were issued to William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Items 5(a)(ii), 5(a)(iv), and 5(a)(vii) above for the information relating to the issuance of securities to William Roberts, who became a member of the Board of Directors of the Company on October 22, 2012.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

For each of the above-described offerings the Company relied upon the exemption from securities registration afforded by Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act") and/or Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, many of whom were accredited investors, and transfer was restricted by the Company in accordance with the requirements of the Securities Act.

ITEM 6. Other Present or Proposed Offerings

State whether the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is currently offering up to 3,500,000 shares of Preferred A Stock (the "Preferred Shares") at a price of $6.00 per Preferred Share for gross offering proceeds of $21.0 million, of which 46,667 Preferred Shares have been sold for total proceeds through the date of this Offering Statement of $280,000. The Preferred Shares bear a cumulative dividend of 8% per annum and participate on a pro rata basis in a share of 1% of the gross revenues of the Company, based on a total of 3,500,000 Preferred Shares. The Preferred Shares are convertible into shares of Common Stock at the option of the holder at the rate of two shares of Common Stock for each Preferred Share plus additional shares equal to the quotient of the total amount of any unpaid dividends divided by $3.00. The Preferred Shares have voting rights equal to the Common Stock on an as-converted basis, have a liquidation preference equal to the original purchase price of the Preferred Shares plus accrued but unpaid dividends, and are redeemable by the Company at any time, subject to the conversion rights of the holders.

The Company's management projects that it will be able to commence the construction of the first phase (consisting of approximately five acres) of its Living Produce Growing Center near Spring City, Utah with the proceeds from this Regulation A offering. Assuming the sale of all of the offered Preferred Shares, the Company intends to utilize the proceeds received as follows: (i) the development of additional acreage of its Living Produce Growing Center ($13,500,000), (ii) payment of general and administrative expenses ($2,700,000), (iii) purchase of inventory ($1,800,000), and (iv) marketing the Company's products ($900,000).

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

Date of this Preliminary Offering Circular: December 6, 2013

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PART II —OFFERING CIRCULAR

COVER PAGE

GREEN POLKADOT BOX INCORPORATED
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock, par value $.001

Maximum number of securities offered: 1,851,851 Shares of Common Stock

Minimum number of securities offered: 1,000 Shares of Common Stock

Price per security: $2.70 per share

Total proceeds: If maximum sold: $4,999,997.70 If minimum sold: $2,700

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what is the price to the public? Not applicable

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No

Is transfer of the securities restricted? [ ] Yes [x] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify)
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
___	___	___
___	___	___
___	___	___

(None as of December 6, 2013)

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 73 pages.

THE COMPANY

1. Exact corporate name: Green PolkaDot Box Incorporated

   State and date of incorporation: Nevada; April 25, 2001

   Street address of principal office: 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

   Company telephone number: (801) 478-2500

   Fiscal year: December 31st

   Person(s) to contact at Company with respect to offering: Rod A. Smith, President

RISK FACTORS

2. List in the order of importance the factors which the Company

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1. Our consolidated financial statements are presented on a going concern basis because there is substantial doubt about our ability to continue as a going concern.

As shown in our financial statements for the years ended December 31, 2012 and 2011, beginning on Page 30 of this Offering Circular, we have incurred recurring losses from operations for the years ended December 31, 2012 and December 31, 2011 of $6,660,976 and $2,280,196, respectively. We have also reported recurring losses from operations for the nine months ended September 30, 2013 and September 30, 2012 of $6,115,542 and $4,078,558, respectively. We have an accumulated deficit of $17,579,899 as of September 30, 2013.

During the nine months ended September 30, 2013, the Company raised $2,302,438 through the issuance of convertible notes, $590,000 through the sale of Common Stock, and $190,000 through the sale of Preferred Stock.

The lack of profitable operations and the need to continue to raise funds create substantial doubt about our ability to continue as a going concern and our financial statements have been prepared on a going concern basis. In addition, the current economic environment, which is characterized by tight credit markets, investor uncertainty about how to invest funds safely and low investor confidence, has introduced additional risk and difficulty to our challenge to secure needed additional working capital.

Management has been closely monitoring its fixed and variable costs and intends to restrict such costs to those expenses that are necessary to complete activities related to preparing for commencement of the production phase of our Living Produce operations in Spring City Utah, identifying additional sources of capital for our Living Produce operations and for general and administrative costs in support of such activities.

We continue to actively seek new sources of capital. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

2. We have a limited operating history and are subject to the risks encountered by early-stage companies.

We launched our online website ordering in December 2011. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. For GPDB, these risks include:

- risks that we may not have sufficient capital to achieve our growth strategy;
- risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers' requirements;
- risks that our growth strategy may not be successful; and
- risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this Acknowledgement of Risk Factors (this "Acknowledgement"). If we do not successfully address these risks, our business would be significantly harmed.

3. ***We have a history of losses and can provide no assurance of our future operating results.***

We have experienced net losses and negative cash flows from our operating activities since inception, and we expect such losses and negative cash flows to continue in the foreseeable future. For the year ended December 31, 2012, we experienced a net loss from operations of $(4,762,349) compared to a net loss from operations of $(2,233,089) for the year ended December 31, 2011. For the quarter ended September 30, 2013, we experienced a net loss from operations of $(796,789) compared to a net loss from operations of $(902,033) for the quarter ended September 30, 2012. For the nine months ended September 30, 2013, we experienced a net loss from operations of $(2,322,631) compared to a net loss from operations of $(2,586,269) for the nine months ended September 30, 2012. For the year ended December 31, 2012, our net cash flow used in operating activities was $(2,658,590) and for the quarter ended September 30, 2013, our net cash flow used in operating activities was $(572,382).

We may never achieve profitability and our management expects to make significant future expenditures related to the development and expansion of our business. We also expect an increase in general and administrative expenses due to anticipated growth and expansion. There can be no assurance that we will be profitable in the future. If we are not profitable and cannot obtain sufficient capital, we may have to cease our operations, and we may not be profitable in the future.

4. ***We may need significant additional capital, which we may be unable to obtain.***

We may need to obtain additional financing over time to fund operations. Management cannot predict the extent to which we will require additional financing, and can provide no assurance that additional financing will be available on favorable terms or at all times. The rights of the holders of any debt or equity that may be issued in the future could be senior to the rights of shareholders, and any future issuance of equity could result in the dilution of shareholders' proportionate equity interests in the Company. Failure to obtain financing or obtaining of financing on unattractive terms could have a material adverse effect on our business, prospects, results of operation and financial condition.

5. ***We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect its business, operating results and financial condition.***

Our future performance depends on the continued services and continuing contributions of our senior management to execute its business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management, particularly Rod A. Smith, our founder and Chief Executive Officer, could significantly delay or prevent the achievement of our strategic objectives. The loss of the services of senior management for any reason could adversely affect our business, prospects, financial condition and results of operations.

6. ***Our operations are sensitive to economic downturns.***

The organic and natural products market is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer-purchasing habits.

7. ***Our business is a low margin business and our profit margins may decrease due to consolidation in the grocery industry.***

The organic and natural foods products are generally characterized by relatively high volume of sales with relatively low profit margins. The continuing consolidation of retailers in the natural products industry and the growth of supernatural chains may reduce potential profit margins in the future as more customers qualify for greater volume discounts, and we experience pricing pressures from suppliers and retailers. To compensate for these lower gross margins, we must reduce expenses we incurs to service our customers. If we are unable to reduce our expenses our business, prospects, financial condition or results of operations could be adversely impacted.

8. *Our business may be sensitive to inflationary and deflationary pressures.*

Many of our sales are at prices that are based on our product cost plus a percentage markup. As a result, volatile food costs have a direct impact upon profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent that we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact the consumer discretionary spending trends, which could adversely affect our sales. Conversely, because many of our sales are at prices that are based upon product cost plus a percentage markup, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of net sales may remain relatively constant. To compensate for lower gross margins, we, in turn, must reduce expenses that we incur to service our customers.

9. *We have significant competition from a variety of sources.*

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Our competition comes from a variety of sources, including other distributors of organic and natural products as well as specialty grocery and mass-market grocery distributors and retailers. These competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

10. *We rely on third-party carriers as part of our inventory fulfillment and order delivery processing, and these third parties may fail to meet shipping schedules or requirements which could limit our ability to distribute our products, which could reduce our sales and our margins.*

We cannot control all of the factors that might affect our timely and cost-effective procurement of products from our suppliers and delivery of our products to our customers. We rely on third-party carriers both for the delivery of inventory and for the shipment of our products to our customers. Consequently, we are subject to risks of these carriers, including increased fuel costs, security concerns, labor disputes, union organizing activity and inclement weather. Any disruption in the ability of these carriers to timely deliver inventory to us and products to our customers could damage our reputation and brand and result in customer dissatisfaction. This could, in turn, materially and adversely affect our business, prospects, financial condition and results of operations.

11. *Disruption of our distribution network could adversely affect our business.*

Damage or disruption to our distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, or other reasons could impair our ability to distribute our products. To the extent that we are unable, or it is not financially feasible, to mitigate the likelihood or potential impact of such events, or to manage effectively such events if they occur, there could be an adverse effect on our business, prospects financial condition or results of operations.

12. *Actual or perceived food safety concerns may adversely affect sales.*

There is increasing governmental scrutiny of and public awareness regarding food safety. The real or perceived sale of contaminated food products by us could result in government enforcement action, private litigation, product recalls and other liabilities, the settlement or outcome of which might have a material adverse effect on our operating results.

13. *Unfavorable changes in governmental regulation could harm our business.*

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business, and we must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, and licensing for the sale of organic food and other organic products. Changes in existing laws or implementation of new laws, regulations and practices could have a significant impact on its business.

The USDA's Organic Rule facilitates interstate commerce and the marketing of organically produced food, and provides assurance to customers that such products meet consistent, uniform standards. Compliance with this rule could pose a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings.

As the role and importance of online commerce has grown in the U.S., there have been continuing efforts to increase the legal and regulatory obligations and restrictions on companies conducting commerce through the Internet, primarily in the areas of taxation, consumer privacy, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services, which could increase the cost of conducting business over the Internet. In addition, consumer unwillingness or inability to use the Internet to conduct business, due to adverse regulation, security concerns, service interruptions or otherwise, could materially reduce our growth. Governmental laws and regulations, service interruptions or adverse attitudes about online commerce could increase the costs and liabilities associated with our online commerce activities, increase the price of our product to consumers, or reduce traffic to our website. Unfavorable resolution of these issues could have a material adverse effect on our business, prospects, financial condition or results of operations.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on our operating results.

14. In the future, we are expected to depend primarily upon search engines and other online sources to increase traffic to our website, and need to convert this traffic into customers in a cost-effective manner; our failure to do so could reduce sales.

In the future, our success is expected to depend on our ability to attract visitors to our website and convert them into customers in a cost-effective manner. We plan to utilize search engines and other online sources as a means to direct traffic to our website. Our website is expected in the future to be included in search results as a result of both paid search listings, where we may purchase specific search terms that result in the inclusion of our website in the search result, and algorithmic searches that depend upon the searchable content in our website. Search engines and other online sources revise their algorithms from time to time in an attempt to optimize their search results.

If one or more of the search engines or other online sources which we may use to direct traffic to our website were to modify its general methodology for how it displays its website, fewer visitors may visit our website, which could have a material adverse effect on our business and results of operations. Further, if any free search engine which we use to direct traffic to our website begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we may rely for purchased listings, modifies or terminates its relationship with us, the traffic to our website could decrease and our expenses could increase which could have a material adverse effect on our business, prospects, financial condition or results of operations.

15. Taxation risks could subject us to liability for past sales, increase costs and cause our future sales to decrease.

We do not collect sales or other taxes on shipments of most of our products into most states in the U.S. Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives were successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, reduce our competitive advantage over traditional retailers and decrease future sales. One or more states may seek to impose sales or other tax collection obligations on out-of-jurisdiction eCommerce companies. Effective June 2008, New York imposed such a sales tax obligation requirement on online retailers that use New York residents to directly or indirectly refer potential customers, via a link on an Internet website or otherwise, to the online retailer. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of products or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business, prospects, financial condition or results of operations.

16. Product liability claims could have an adverse effect on GPDB's business.

We face an inherent risk of exposure to product liability claims if the products we sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products we sell. We have liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and may not be adequate to cover product liability claims against us. If we or any of our suppliers do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, prospects, financial condition or results of operations.

17. We rely on the availability of third-party licenses for our management information systems.

Many of our management information systems, including those used to manage our inventory and shipments to customers, include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek new licenses for existing or new products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in difficulties in managing our inventory and shipping until equivalent technology can be identified, licensed or developed, if at all, and integrated into our management information systems and may have a material adverse effect on our business, prospects, results of operation, and financial condition.

18. If we are unable to effectively manage our growth plan, we could be unable to implement our business strategy.

Our growth plan requires significant management time and operational and financial resources. There is no assurance that we have the operational and financial resources to manage our growth. In addition, rapid growth in our headcount and operations may place a significant strain on management and administrative, operational and financial infrastructure. Failure to adequately manage growth could have a material adverse effect on our business, prospects, financial condition or results of operations.

19. Our management has significant voting power that limits the influence of other stockholders.

Our officers and directors control, either directly or indirectly, a substantial portion of our voting securities. Therefore, our management may significantly affect the outcome of all corporate actions and decisions for an indefinite period of time including election of directors, amendment of charter documents and approval of mergers and other significant corporate transactions.

20. The Company does not file periodic reports with the Securities and Exchange Commission, so investors do not have access to the kinds of reports required of reporting companies under the Securities Exchange Act of 1934.

The Company does not file reports under the Securities Exchange Act of 1934, as amended, having terminated our filing obligation on August 3, 2012. Consequently, potential investors do not have access to the period disclosure of the information required to be reporting under federal securities laws.

21. There is no active, liquid trading market for the Company's Common Stock.

Our Common Stock trades on the OTC Pink market, an open marketplace that has no financial standards or reporting requirements. The stock of companies in the OTC Pink tier are not required to be registered with the Securities and Exchange Commission. Companies in this category are further categorized by the level and timeliness of information they provide to investors and may have current, limited or no public disclosure. There is no regular active trading market in the Company's Common Stock, and we cannot give an assurance that an active trading market will develop. If an active market for the Company's Common Stock develops, there is a significant risk that the Company's stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

- variations in our quarterly operating results;

- announcements that our revenue or income are below analysts' expectations;
- general economic slowdowns;
- sales of large blocks of the Company's Common Stock'
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
- fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of early stage technology companies.

*22. **Our Common Stock is currently deemed a "penny stock," which makes it more difficult for our investors to sell their shares.***

Our Common Stock is subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on The Nasdaq Stock Market or other national securities exchange and trades at less than $1.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

*23. **As an issuer of "penny stock," the protection provided by the federal securities laws relating to forward-looking statements does not apply to the Company.***

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files the periodic reports required under the federal securities laws, this safe harbor is not available to issuers of penny stocks. Furthermore, GPDB is no longer a reporting company. As a result, the Company will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by the Company contained a material misstatement of fact or was misleading in any material respect because of the Company's failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

*24. **The Company has not paid dividends in the past and does not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of the Company's Common Stock.***

No cash dividends have been paid on the Company's Common Stock. We expect that any income received from operations will be devoted to our future operations and growth. The Company does not expect to pay cash dividends in the near future. Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors as the Company's board of directors may consider relevant. If the Company does not pay dividends, the Company's Common Stock may be less valuable because a return on an investor's investment will only occur if the Company's stock price appreciates.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Business Summary

Based on its survey of the industry, management of the Company believes that it is the first online membership club for the purchase of non-GMO (Genetically Modified Organisms) natural and organic foods in the United States. It operates a website at www.greenpolkaddotbox.com which was launched in December 2011 and through which is offered a wide array of healthy, natural, organic and specialty foods, and other products at low membership prices.

Our mission is to provide a complete selection of nutrient-dense clean food and products to our members at the lowest possible price and to educate our members about the links between a nutrition-poor diet and chronic disease.

We buy the majority of our merchandise directly from manufacturers, producers, and farmers and route it to our warehouses with the aim of maximizing handling efficiencies and eliminating many of the costs associated with traditional multiple-step distribution channels. Such traditional steps include purchasing from distributors as opposed to manufacturers and the use of central receiving, storing, and distributing warehouses.

"Buying Collective"

Our business model is based on creating a powerful buying collective. A "buying collective" is a group of consumers with similar purchasing needs and requirements that uses the leverage of its group size to influence the quality and pricing of the products it seeks to purchase. We, representing our "buying collective" members, carefully select vendors of a wide variety of packaged foods and products, and establish extensive relationships with those vendors with the goal of providing access to quality and trusted brands at bargain prices.

Health-Conscious Products

We are dedicated to offering products to our members that are clean and safe. We not only use our collective bargaining power to be selective in the products we offer but use such influence to insist to our vendors that we are purchasing "clean food." "Clean food" means certified organic foods of all varieties that are third party-verified to be free of genetically modified organisms ("GMO"). We aim to protect our consumers by insisting that food production is designed to exclude derivatives from GMO food crops and from dairy products injected with genetically modified growth hormone. In addition, we seek to exclude meat from animals fed from GMO feed. Our "buying collective" will only partner with vendors who provide certified organic animal proteins or 100% wild caught or grass fed animals.

We endeavor, when possible, to work exclusively with manufacturers and growers that produce certified organic foods. Our objective pertaining to clean organic food is not only intended to protect consumers but to provide a large customer base and reward those providers that offer "clean food." By incentivizing providers to produce "clean food," we support and protect the labor and economic investment of providers who produce "organic" and "clean food."

Membership

Our commitment to providing "clean food" to our members is a quality that is intended to captures the purchasing loyalty of health-minded consumers across the country. As of November 30, 2013, GPDB has approximately 5,970 members who have paid for their memberships and who have placed at least one order. Our membership continues to grow through our marketing efforts and member referral programs. In order to create awareness of our operations, we have partnered with numerous national organizations whose members in aggregate represent large numbers of health-conscious people that would benefit from joining our buying collective. In addition, we offer an incentive program that rewards current member for referring new members to the buying collective. Our rewards program, called "PolkaDot Rewards," enables members to earn points on purchases of members they refer, which points can be used to reduce or even eliminate the cost of products they purchase.

Currently, we offer two levels of membership. The "Club Membership" is the lowest cost membership which allows members access to shop our products and use the tools provided on our website, including "LEARN Center," which provides educational materials on principles and practices that help promote wellness. The "Rewards Membership" also provides a low annual-fee membership with the added benefit of purchase discounts and rewards incentives for referring new members.

"Living Produce"

In addition to our extensive packaged food product offerings, on April 22, 2013, we entered into a consulting agreement with LLC to develop one of America's first large-scale "living produce" farms using vertical towers and aeroponic growing technologies. Our intention is to expanded the benefits of the buying collective by offering the "Living Produce" program to our members, giving them the ability to purchase fresh produce—that is superior to organically grown produce–at wholesale prices. To this end, we are developing a Living Produce Growing Center near Spring City, Utah. Similar to the packaged food business segment, we intend to use the leverage of our buying collective to provide high quality Living Produce at a discounted price. In anticipation of the "Living Produce" launch, we have developed an innovative system for shipping packaged goods and fresh-harvested, Living Produce in a specially packed refrigerated box.

Although the Company is still in the planning stages for the Living Produce facilities, we entered into an additional agreement with Future Growing LLC ("Future Growing") on August 28, 2013 titled "Contract for Commercial Tower Garden Farm" pursuant to which Future Growing has agreed to provide the components for Future Growing's "Tower Garden" growing technology and infrastructure consisting of irrigation, electrical, and fertilization systems for our Living Produce facility (the "Future Growing Agreement"). The Future Growing Agreement provides that the Company will purchase 1,366 Tower Gardens and related infrastructure from Future Growing to install in the Company's Living Produce Growing Center, with each Tower Garden having 44 pots for growing Living Produce. Although installation of the Tower Gardens is the responsibility of the Company, Future Growing will provide project consultation, design work to layout the Living Produce Growing Center, and installation of the irrigation portion of the facilities for payments over time totaling $624,735. See Item 11 on page 20 below for a discussion of the status of the Future Growing Agreement.

This facility, once fully constructed and operating, will allow the Company to grow approximately 60,000 plants per month of various popular varieties, including leafy green vegetables, tomatoes and numerous others that are commonly used by our customers. The first phase of this development will serve approximately 1,600 Utah members, with estimated profits derived from this operation projected to be $60,000 per month.

On August 12, 2013, the Company entered into a 10-year Growing, Supply, Packing, Sales, and Purchase Agreement with Fresh Organics LLC ("Fresh Organics") pursuant to which the Company has agreed to supply and Fresh Organics has agreed to purchase a variety of vegetables, herbs, fruits, and berries grown and packed in accordance with U.S. Department of Agriculture standards for #1 national organic program standards for worldwide distribution by Fresh Organics. The term of the agreement runs through December 31, 2023, but is subject to annual extensions of the agreement thereafter unless terminated with three months' prior notice before the end of any extended annual term. The Company and Fresh Organics have agreed to a pricing schedule for each category of produce that is fixed through December 31, 2016 but is subject to adjustment thereafter. The Company and Fresh Organics have also agreed to a schedule of annual volume of products to be sold by weight of the total product volume during the life of the agreement. For example, in 2014 the Company has agreed to produce and Fresh Organics has agreed to purchase approximately 54.9 million pounds of Living Produce for a total price of approximately $53.9 million. The volume of produce to be purchased and sold increases each year during the life of the agreement. The parties have also agreed to evaluate the volumes and pricing prior to May 31, 2014 and to negotiate in good faith to adjust the volumes and pricing if the pricing as agreed to does not allow the Company to make a reasonable profit during the first six months of the contract term. During the term of the agreement with Fresh Organics, the Company intends to open another Living Produce Growing Center in the Jacksonville, Florida area, which facility is in the planning stages and will require the Company to raise additional equity or debt capital to construct.

On October 2, 2013, the Company purchased 40 acres of land near Spring City, Utah upon which the Company will construct its Living Produce facility. The Company's management projects that it will be able to commence the construction of the first phase of its Living Produce center, consisting of approximately five acres of growing facilities in Spring City, Utah, with the proceeds from this offering; however, the Company's management projects that it will need to raise approximately $25.0 million in equity or debt financing to build out the necessary facilities to fulfill the requirements of the agreement with Fresh Organics LLC.

On October 29, 2013, the Company entered into a 20-year Growing, Supply, Packing, Sales, and Purchase Agreement with J&J Distributing Co. ("J&J Distributing") pursuant to which the Company has agreed to supply and Fresh Organics has agreed to purchase a variety of vegetables, herbs, fruits, and berries for distribution by Fresh Organics through December 31, 2033, subject to annual extensions thereafter unless terminated with three months' prior notice before the end of any extended annual term. The Company and Fresh Organics have agreed to a produce volume and pricing schedule for each category of produce that is fixed through December 31, 2014 but is subject to adjustment thereafter. For example, in 2014 the Company has agreed to produce and J&J Distributing has agreed to purchase a minimum of approximately 3.6 million pounds of Living Produce for a total price of approximately $3.5 million.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Member Services Center

Our Legendary Member Services staff, currently consisting of 12 full and part-time employees, is trained and dedicated to providing high levels of service with the aim of developing a stronger sense of loyalty in the membership base. Our staff is also dedicated to researching the best prices available to consumers. When the member services staff is not providing service to our members they are tracking the highs and lows of market prices for the products we carry so that we can ensure that we provide lower prices. Furthermore, we employ a full-time staff member dedicated to thoroughly vetting products offered or to be offered to our members by scrutinizing the dietary contents and ingredients of the products, as well as seeking verification of ingredient content.

Supplier Relationships

We have direct purchase agreements with hundreds of manufacturers of organic and natural foods and products. Direct purchasing agreements allow us to cut out certain costs that are embedded in the traditional supply chain. Typically, a retailer purchases its inventory through a wholesaler. The wholesaler purchases the products from a distributor, which distributor purchases the products directly from the manufacturer. The traditional model requires the consumer to bear the burden of multiple mark-ups. Our model seeks to change these inefficiencies by cutting out the middle-men in the traditional distribution channel.

Because of high sales volume and rapid inventory turnover, we generally sell inventory before we are required to pay many of our suppliers, even though we take advantage of early payment discounts when available. To the extent that sales increase and inventory turnover becomes more rapid, a greater percentage of inventory is expected to be financed through payment terms provided by suppliers rather than by working capital.

Advanced Logistics

We currently own approximately $500,000 in paid inventory, which is held in our approximately 35,200 square foot warehouse located in Mt. Pleasant, Utah. This inventory is managed by an advanced warehouse management and delivery system that capitalizes on efficiencies of the Internet and a state-of-the-art online ordering system.

Our website orders come through an e-commerce platform called Magento Enterprise (v. 1.11). The order is transferred in real time to our warehouse management system called WISE, provided by Royal 4 Systems, Inc. We run a batch picking methodology in the warehouse. As the orders come into WISE, they are batched to picking carts. The batches of orders are sorted by pick location. All orders are picked and placed on the cart. The cart is sectioned off with each order having its own section. Once the orders have been picked, the cart is taken over to a verification station. The operator of the station scans the order number into WISE and starts the verification process. Each item in the warehouse has a scan-able UPC code. The operator scans each item associated with each order. If the item does not belong in the order, an error comes up and the operator is alerted. Once all items have been successfully scanned and verified, the order is transferred over to a pack-out station. All of the items for that order are wrapped, boxed, void-filled and processed through our shipping software, which shipping and software is provided by FedEx. Once the order is shipped, the tracking information from FedEx is fed back to WISE and the shipment is completed. WISE then transfers the tracking information back to Magento and Magento sends out a shipping email to the customer with the tracking number and other information.

Website and Consumer Tools

Our website, www.greenpolkadotbox.com, offers an expansive selection of packaged food and other products geared towards health-conscious customers. Because we have leveraged relationships with vendors, we are able to provide our members with a wide variety of products in a single purchasing platform. Furthermore, our website provides members with time-saving tools which use advanced software that enables consumers to sort through large inventory and customize their selections based upon their dietary needs, brand preferences and product type. Our website also boasts volumes of educational content that allows members to understand the impact of food on their bodies and the benefits they will get from the healthy food available on our website.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition

The organic and natural food and products industry is highly competitive. Consumers have many choices in the club or membership retailer industry. Our largest competition comes from membership warehouses or other buying collectives such as Costco, Walmart's Sam's Club and BJ's. We also compete with smaller regional and local retailers of organic, natural, gourmet and other specialty foods that focus on health-conscious consumers such as The Good Earth, Whole Foods and Trader Joe's. Other competitive forces include conventional retail grocery stores.

We believe that our mission to provide low-cost products within a specific food category, natural and organic, gives us a competitive advantage over membership warehouses that do not have the variety, selection and exclusivity that targets health-conscious consumers. We carefully research the current market prices of well-known retail merchants, including online stores, for all the products in our membership offering and then price those products at an average of 10%-15% below the lowest competitive prices found. We believe that competitive pricing will generate greater member loyalty which in turn will increase the membership base and product turnover.

We believe that we have a substantial competitive advantage over competitors who wish to enter the buying collective and/or health-conscious product market. We believe that it could take approximately 18 to 24 months for a competitor to launch a similar website. The primary reason for such a barrier to entry is that a potential competitor would have to invest a great deal of time to develop: (i) sales channel alliances; (ii) buying agreements with nationally recognized food manufacturers and farmers; (iii) distribution and fulfillment facilities; and (iv) efficient logistics systems. However, if a competitor could survive the time investment, we believe we could benefit because the emergence of other websites in our space would serve to validate the business category.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Sales and Marketing

To date substantially all sales and marketing have been through marketing agreements with national organizations such as the Organic Consumers Association, the Hippocrates Health Institute, the Natural Solutions Foundation, Citizens for Health, the National Health and Wellness Club, Natural News and Mission Possible many of which were formed specifically to raise awareness and to create a coalition of people that are interested in healthy lifestyles and dietary consciousness.

In addition, we offer an incentive program that rewards current member for referring new members to the buying collective. Our rewards program, called "PolkaDot Rewards," enables members to earn points on purchases of members they refer, which points can be used to reduce or even eliminate the cost of products they purchase.

We intend to broaden the scope of our marketing campaigns by utilizing search engine optimization, direct response advertising, and social media.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company fills orders from its customers as they are received, so there is no material backlog. The average order is $73.00. The Company's business is neither seasonal nor cyclical.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of November 30, 2013, we had 30 employees, all of whom are full time.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Principal Executive Offices; Warehouse and Distribution Center; Living Produce Facility

Our principal executive offices are located at 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647 and consist of approximately 4,800 square feet of general office space and approximately 35,200 square feet of warehouse and distribution space (the "Mt. Pleasant Property"). The Company leases the Mt. Pleasant Property from William Roberts, a member of our Board of Directors, at a base rent of $6,500 per month for a term of 36 months. The Company and Mr. Roberts entered into a Lease Agreement on September 18, 2013 (the "Lease"). Mr. Roberts purchased the Mt. Pleasant Property for $700,000 in August 2013 and is investing approximately $500,000 in tenant improvements to meet the needs of the Company. The Lease also provides the Company with the right to purchase the Mt. Pleasant Property during the first 24 months of the lease term and provides Mr. Roberts with the right to require the Company to purchase the Mt. Pleasant Property following the first 24 months of the lease term for a purchase price of $1,200,000, subject to adjustment based on the final amount of the expenditures by Mr. Roberts for tenant improvements.

The move to the Mt. Pleasant Property has allowed us to consolidate our offices, warehouse, and distribution center into a single location with larger capacity for operations will increase our capacity for stocking inventory, improve the efficiency of order fulfillment, increase our capacity to handle future growth, facilitate greater effectiveness in administration and operations, and reduce our current facilities overhead by approximately $13,800 per month by eliminating the separate warehouse and portable refrigeration facilities that were leased in the past.

On October 2, 2013, the Company purchased 40 acres of land northwest of Spring City, Utah for the Company's Living Produce operation (the "Spring City Property") for a purchase price of $465,000, of which $178,000 was paid on October 2, 2013, an additional payment of $152,000 is due on December 31, 2013, and the final payment of $135,000 is due on March 31, 2014. The Spring City Property is approximately five miles south of the Mt. Pleasant Property.

We also plan to invest approximately $3,000,000 of the proceeds from this offering in the establishment of our new "Living Produce Growing Center" operation on the Spring City Property. This initial outlay will be expended for the infrastructure of our planned organic produce growing systems in greenhouses. The amount allocated from the offering proceeds will pay for the remaining land costs, utilities installation, a refrigerated produce processing and packing area, parking and loading docks, greenhouses to accommodate approximately 1,366 vertical growing towers, and related systems. This facility, once constructed, will allow the Company to grow approximately 120,000 plants per acre per month of various popular varieties, including leafy green vegetables, tomatoes, and numerous other vegetables that are commonly used by our members.

It is also our intention to lease and develop a second 20,000 square foot distribution center in the eastern United States with frozen and refrigerated storage facilities, likely in the Albany, New York area, by January 2014. The estimated cost for equipment and leasehold improvements is $3300,000. We also anticipate spending approximately $700,000 in product inventory for this facility. This facility will enable us to increase the speed of delivery to members living in the Midwest and eastern U.S. and cut costs for shipping goods to the East from our current Utah facility by about 65%. We anticipate this will result in savings from shipping of approximately $30,000 per month at current membership levels and will and increase member satisfaction because of increased speed of delivery.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Intellectual Property

We have submitted two trademark applications intended to protect our name and logo. We license software used in our warehouse facility under non-exclusive license agreements that are generally non-transferable and have a perpetual term. When necessary, we endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of any proprietary information and processes.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Government Regulations

Our warehouse operations and the products that we sell in the United States are subject to regulation by state and local health departments, the USDA and the United States Food and Drug Administration, which generally impose standards for product quality and sanitation and are responsible for the administration of bioterrorism legislation. Our warehouse has not yet been subject to an inspection but we anticipate that such an inspection will occur once annually by state or federal authorities.

We believe that we are in material compliance with all federal, provincial, state and local laws applicable to our operations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On January 18, 2008, The Green Polka Dot Box, LLC ("GPDB LLC") was organized as a limited liability company (LLC) under the laws of the State of Utah and commenced the development of the business of the Company

On December 30, 2011, GPDB LLC filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. ("GPDB") and convert GPDB LLC to a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, GPDB LLC transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, GPDB issued shares of common stock to the members of the LLC in exchange for their LLC units. The conversion was completed as one unit for one share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc., a Nevada corporation ("Vault"), through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault, and Vault changed its name to "Green PolkaDot Box Incorporated" (the resultant entity is the Company referred to this Offering Circular).

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of Months after receipt of proceeds when should be accomplished**
(1)	Implementation of marketing plan	Spending $500,000 on marketing plan to attract 10,000 additional members through media campaign including public relations, advertising, direct mail, improved Web site, beta-tested "member builder" program, new search optimization platform, and use of social media	Four months
(2)	Development of Living Produce Center near Spring City, UT	Remaining land costs and construction of organic growing systems in green houses	Two months
(3)	Development of East Coast distribution facility	Lease, equip, and stock distribution facility to serve the eastern U.S.	Six months
(4)	Hiring additional executive	Hire full-time controller, director of operations and additional distribution operations management	Two months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

Delays in achieved the milestone events listed above will delay the realization of the anticipated cost savings from the consolidation of offices and distribution in Mt. Pleasant and the distribution point for the eastern U.S. in Knoxville; the realization of increased revenue from the increased membership base from the marketing campaign and from sales from the Living Produce Center; and the improvement of the Company's operations with an expanded full-time management staff.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Net loss for the year ended December 31, 2012: $(6,141,573)

Net loss per share for the year ended December 31, 2012: $(0.67) per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Net negative tangible book value at December 31, 2012: $(4,387,440)
Net negative tangible book value per share at December 31, 2012: $(0.41) per share

Net negative tangible book value at September 30, 2013: $(7,225,015)
Net negative tangible book value per share at September 30, 2013: $(0.65) per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

While the $2.70 offering price per share of Common Stock is substantially higher than the net negative tangible book value per share at September 30, 2013 as indicated above, the Company has based the offering price on the price of recent sales to unrelated third parties, negotiating at arm's length, and the future prospects of the Company based on the Company's existing contracts to supply its Living Produce to Fresh Organics LLC and its projections for future growth.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

(i) The Company issued an Amended and Restated Convertible Promissory Note dated July 18, 2013 in the principal amount of $600,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "July 2013 Note"). The July 2013 Note principal amount includes $300,000 advanced on November 29, 2012 and $300,000 advanced on July 18, 2013. The July 2013 Note matures on December 31, 2013. As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "November 2012 Warrant") and an additional five-year Common Stock Purchase Warrant enabling the lender to purchase an additional 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "July 2013 Warrant"). The lender was an accredited investor who is not an affiliate of the Company.

(ii) The Company issued an Amended and Restated Convertible Secured Promissory Note dated April 5, 2013 in the principal amount of $1,350,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "April 2013 Note"). The April 2013 Note principal amount includes $500,000 advanced on April 9, 2012, $500,000 advanced on October 22, 2012, $300,000 advanced on February 21, 2013, and $50,000 advanced on April 5, 2013. The April 2013 Note matures on April 5, 2016. As additional consideration for the loan, the Company issued Common Stock Purchase Warrants (each a "Warrant" and collectively the "Roberts Loan Warrants") enabling the lender to purchase shares of Common at a price of $3.00 per share, vested immediately as follows: a five-year Warrant for 500,000 shares (the "April 2012 Warrant"), a three-year Warrant for 500,000 shares (the "October 2012 Warrant"), a three-year Warrant for 300,000 shares (the "February 2013 Warrant"), and a three-year Warrant for 50,000 shares (the "April 2013 Warrant"). The lender was William Roberts, an accredited investor and member of the Company's Board of Directors. See "Directors of the Company – Item 34" below for more information on Mr. Roberts.

(iii) The Company sold 40,001 shares of its Common Stock, par value $.001, to three stockholders in March 2013 who are accredited investors and not affiliates of the Company in February 2012 at the rate of $3.00 per share for total consideration of $120,000.

(iv) On March 26, 2013, the Company began issuing 90-day convertible promissory notes (the "90-Day Notes") to investors who are not affiliates of the Company. The 90-Day Notes bear interest at the rate of 8% per annum, with principal and interest convertible into shares of Common Stock at the rate of $2.70 per share. A total of $50,000 in principal amount of 90-Day Notes was issued in the quarter ended March 31, 2013, an additional $1,207,438 in principal amount of 90-Day Notes was issued in the quarter ended June 30, 2013, and an additional $380,000 in principal amount of 90-Day Notes was issued in the quarter ended September 30, 2013. An additional $15,000 in principal amount of 90-Day Notes has been issued from October 1, 2013 through the date of this Offering Statement. The 90-Day Notes, totaling $1,652,438 in principal amount, were issued to 53 persons, none of whom is an affiliate of the Company.

(v) During the quarter ended September 30, 2013 the Company agreed to issue 31,667 shares of Preferred A Stock and an additional 15,000 shares of Preferred A Stock were subscribed on October 30, 2013 for a total of 46,667 shares of Preferred A Stock (the "Preferred Shares") at a price of $6.00 per Preferred Share for a total of $280,000. The Preferred Shares bear a cumulative dividend of 8% per annum and participate on a pro rata basis in a share of 1% of the gross revenues of the Company, based on a total of 3,500,000 Preferred Shares. The Preferred Shares are convertible into shares of Common Stock at the option of the holder at the rate of two shares of Common Stock for each Preferred Share plus additional shares equal to the quotient of the total amount of any unpaid dividends divided by $3.00. The Preferred Shares have voting rights equal to the Common Stock on an as-converted basis, have a liquidation preference equal to the original purchase price of the Preferred Shares plus accrued but unpaid dividends, and are redeemable by the Company at any time, subject to the conversion rights of the holder. The Preferred Shares were sold to three persons who are all accredited investors and none of whom is an affiliate of the Company.

(vi) The Company issued 185,185 shares of Common Stock, par value $.001 per share, on September 20, 2013 (the "September 2013 Shares") at a price of $2.70 per Common Share for a total of $500,000 to an accredited investor. As additional consideration for the sale of the September 2013 Shares, the Company issued a ten-year Common Stock Purchase Warrant, expiring on September 30, 2023, enabling the investor to purchase 925,925 shares of Common Stock at a price of $3.00 per share, vested immediately, and 555,555 Common Stock Purchase Warrants previously issued to the investor were canceled, including the November 2012 Warrant and the July 2013 Warrant referred to in subparagraph (i) above.

(vii) On July 1, 2013, the Company issued 37,000 shares of Common Stock, par value $.001 per share (the "Kodiak Shares"), to Kodiak Capital Group, LLC ("Kodiak") for consulting services rendered to the Company. In addition, the Company agreed to reserve 740,740 shares offered pursuant to this Offering Circular for sale to Kodiak upon approval by the Securities and Exchange Commission of this Regulation A offering (the "Kodiak Reserved Shares").

(viii) The Company issued a Convertible Secured Promissory Note dated November 8, 2013 in the principal amount of $200,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "November 2013 Note"). The November 2013 Note matures on March 31, 2014. The lender was William Roberts, an accredited investor and member of the Company's Board of Directors. See "Directors of the Company – Item 34" below for more information on Mr. Roberts. As additional consideration for the November 2013 Note, the Company issued a ten-year Common Stock Purchase Warrant, expiring on December 31, 2023, enabling the buyer to purchase 2,485,185 shares of Common Stock at a price of $3.00 per share, vested immediately (the "November 2013 Warrant"), and the Roberts Loan Warrants for 2,285,185 shares previously issued to Mr. Roberts were canceled.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 10.5%*

*Assumes (i) 11,157,038 shares of Common Stock outstanding at September 30, 2013, (ii) the issuance of all 1,851,851 shares of Common Stock offered hereby, (iii) the exercise of 600,000 warrants to purchase Common Stock at an exercise price of $2.70 per share, (ii) exercise of 1,239,125 non-statutory stock options at prices ranging from $.03 to $2.16 per share, (iii) the exercise of 1,325,607 incentive stock options at $.67 per share, (v) the conversion of $2,150,000 principal amount of debt from two lenders into 796,296 shares at conversion rates of $2.70 per share, and (v) the conversion of $1,652,438 principal amount of 90-Day Notes into 621,944 shares at a conversion rate of $2.70 per share.

If the minimum is sold: 0.01%**

**Assumes all of the above except for the issuance of only 1,000 shares of the 1,851,851 shares offered hereby.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $47,471,215*

If the minimum is sold: $42,473,917 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: $3,829,250 in principal amount of outstanding convertible debt. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $3,412,944.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ 2,700	$ 4,999,997
Less: Offering Expenses		
Commissions & Finders Fees	$ -0-	$ -0-
Legal & Accounting	$ -0-	$ 20,000
Copying & Advertising	$ 2,700	$ 19,997
Other	$ -0-	$ -0-
Net Proceeds from Offering	$ -0-	$ 4,960,000
Use of Net Proceeds		
Development of Living Produce Center	$ -0-	$ 3,000,000
Development of East Coast Distribution Center	$ -0-	$ 1,000,000
Sales and Marketing	$ -0-	$ 500,000
General and Administrative Expenses	$ -0-	$ 460,000
Total Use of Net Proceeds	$ -0-	$ 4,960,000

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Description	Amount
Living Produce Center in Spring City, UT (land, building, equipment, greenhouses)	$ 3,000,000
East Coast Distribution Center (leased facility, equipment, inventory)	$ 1,000,000

All of the above will be acquired from unrelated third parties. The land cost for the Living Produce Center is $465,000, of which $178,000 was paid on October 2, 2013, an additional payment of $152,000 is due on December 31, 2013, and the final payment of $135,000 is due on March 31, 2014. The remainder of the funds allocated to the Living Produce Center will be used to purchase and construct the greenhouses and for equipment to be used in the organic produce growing operations. Approximately $300,000 of the $1,000,000 allocated for the East Coast Distribution Center, anticipated to be located in the Albany, New York area, will be used to acquire and equip a leased facility. The remainder of the $1,000,000, approximately $700,000, will be used to acquire inventory for sale to the Company's members.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company has required substantial capital to sustain operations because of its negative cash flow from its current operations and will require substantial additional capital to implement its full business plans. The Company's negative cash flow for the nine months ended September 30, 2013 was $(3,027,871) and its negative cash flow for the 12 months ended December 31, 2012 was $(2,658,590). The Company has issued convertible debt and sold Common Stock and Preferred Stock to fund its operating losses. The Company's accounts payable have increased from $971,827 at December 31, 2012 to $973,914 at September 30, 2013. Although the Company is not subject to any unsatisfied judgments, liens or settlement obligations, as of the date of this Offering Circular the Company has $1,609,250 in principal amount of short-term debt that is past due and, if not converted to Common Stock, will have to be renegotiated or repaid with funds raised from additional financing in the future.

The Company entered into the Future Growing Agreement on August 28, 2013 that required payments of $50,000 in August 2013, $50,000 in September 2013, $40,000 in October 2013, and $442,735. To date, the Company has paid Future Growing $112,000 but believes Future Growing is in breach of the Future Growing Agreement. The Company and Future Growing have submitted the dispute to mediation as required by the Future Growing Agreement. If the parties are unable to settle the dispute through mediation the Future Growing Agreement requires the dispute to be submitted to binding arbitration. There can be no assurance that the results of the mediation or the arbitration, if necessary, will be satisfactory to the Company. See Item 3(a) – "Living Produce" on page 10 above.

As of the date of this Offering Circular, the Company has issued $1,652,438 in principal amount of 90-Day Notes, of which all but $15,000 in principal amount is past due. None of the holders of the 90-Day Notes has notified the Company that it is in default or demanded repayment.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The management of the Company believes that the proceeds from this offering, together with cash flow from operations, will be sufficient to operate the Company at currently planned levels of operation. However, if the Company can raise additional funds to expand its Living Produce operations, it plans to add a Living Produce Center in Florida to fulfill the terms of its contract with Fresh Organics LLC. The Company anticipates that it will require an additional $25.0 million to expand its Living Produce Center in Spring City, Utah and to add a Living Produce Center in Florida to fulfill the requirements of the Fresh Organics contract. The Company will seek such financing from institutional investors upon the completion of this offering and the first phase of the Living Produce Center in Spring City, Utah.

The lack of profitable operations in the past and the need to continue to raise funds in the future create substantial doubt about our ability to continue as a going concern and our financial statements have been prepared on a going concern basis. In addition, the current economic environment, which is characterized by tight credit markets, investor uncertainty about how to invest funds safely and low investor confidence, has introduced additional risk and difficulty to our challenge to secure needed additional working capital.

Management has been closely monitoring its fixed and variable costs and intends to restrict such costs to those expenses that are necessary to complete activities related to preparing for commencement of the production phase of our Living Produce operations in Spring City Utah, identifying additional sources of capital for our Living Produce operations and for general and administrative costs in support of such activities.

We continue to actively seek new sources of capital. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of: September 30, 2013	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Convertible notes payable	$ 2,941,333	$ 2,941,333	$ 2,941,333
Loans payable, short term (average interest rate 12%)	$ 71,444	$ 71,444	$ 71,444
Loans payable, long term (average interest rate 12%)	$ 40,640	$ 40,640	$ 40,640
Stockholders' equity (deficit)			
Preferred stock	$ -0-	$ -0-	$ -0-
Common stock	$ 11,157	$ 11,158	$ 13,009
Additional paid in capital	$ 10,153,727	$ 10,156,426	$ 15,151,873
Accumulated deficit	$ (17,579,899)	$(17,579,899)	$(17,579,899)
Total stockholders equity (deficit)	$ (7,415,015)	$ (7,412,315)$	$ (2,415,017)
Total capitalization	$ (4,361,598)	$ (4,358,898)	$ 638,400

Number of preferred shares authorized to be outstanding: -0-

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________
[ ] Other: ____________________

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights

[ ] [x] Other special voting rights
[ ] [x] Preemptive rights to purchase in new issues of shares
[ ] [x] Preference as to dividends or interest
[ ] [x] Preference upon liquidation
[ ] [x] Other special rights of preferences (specify): ______

Explain:

16. Are the securities convertible? [ ] Yes [x] No

If so, state conversion price or formula: Not applicable

Date when conversion becomes effective: Not applicable

Date when conversion expires: Not applicable

17. (a) If securities are notes or other types of debt securities:

Not applicable

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable

18. If securities are Preference or Preferred stock: Not applicable

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $(11,464,357) at September 30, 2013

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Not applicable

Subscriptions may be made by check or wired to the Company's bank, Central Bank, 1 North Main Street, Spanish Fork, Utah 84660, where they will be deposited into a segregated bank account maintained with Central Bank. When a subscriber's check clears or a wire is received, the Company will instruct its stock transfer agent, Colonial Stock Transfer Company, Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111, to issue and deliver the subscribed shares to the subscriber.

The offering will terminate upon the earlier of the sale of all 1,851,851 of the shares of Common Stock offered or June 30, 2014.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

None

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Rod A. Smith, President
Address:	1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
Telephone Number:	(801) 478-2500, extension 1001

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

None

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The resale restrictions on presently outstanding shares are limited to those imposed by U.S. federal securities laws, including the Securities Act of 1933 and Rule 144 promulgated thereunder.

Under Rule 144, because the Company is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, a minimum of one year must elapse between the later of the date of the acquisition of restricted securities from the Company, or from an affiliate of the Company, before any resale of such shares or the removal of the restrictive legend on such shares may be effected in reliance on Rule 144.

If any securities are sold for the account of an affiliate of the Company, including all executive officers and directors, regardless of whether those securities are restricted, the amount of securities sold, together with all sales of securities of the same class sold for the account of such person within the preceding three months, shall not exceed the greatest of:

(i) 1% of the shares outstanding, or

(ii) The average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of notice required by Rule 144, or if no such notice is required the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or

(iii) The average weekly volume of trading in such securities reported pursuant to an effective transaction reporting plan or an effective national market system plan as those terms are defined in Rule 144 during the four-week period specified in Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith Age: 58
Office Street Address: 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Smith founded the Company in January 2008 and has served as its Chief Executive Officer since that time. As the Chief Executive Officer for the Company, Mr. Smith has worked to provide the financial requirements to launch the Company's business. Mr. Smith was the founder and President of InContact, a public company (Nasdaq Capital Markets symbol: SAAS), which was formerly called Buyers United and buyersonline, Mr. Smith believes that InContact was one of the first companies in the world to establish an online billing user interface that offered a variety of voice and data services while establishing national, independent agency networks.

Education (degrees, schools, and dates): Mr. Smith attended classes at the University of Southern California and Brigham Young University, but did not receive a degree from either institution.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

30. Chief Operating Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith Age: 58
Office Street Address: 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: See Item 29 above.

Education (degrees, schools, and dates): See Item 29 above.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

31. Chief Financial Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith Age: 58
Office Street Address: 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: See Item 29 above.

Education (degrees, schools, and dates): See Item 29 above.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

32. Other Key Personnel: None

DIRECTORS OF THE COMPANY

33. Number of Directors: three

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Andrew Smith Age: 61

Office Street Address: 498 West 8360 South, Sandy, Utah 84070
Telephone Number: (801) 718-1509

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Smith has been the chief financial officer of Kairos Autontomi, Inc., a Utah engineering and manufacturing company, since 2011. From 2008 to 2010 he was the chief financial officer of The Green Polka Dot Box, LLC. He worked in public accounting as an auditor and business consultant for 11 years. He has been a controller, business manager and financial officer for 23 years in several startup and early stage growth companies. He has 34 years of valuable experience in leadership and management of financial accounting functions, corporate finance and human resources. His work experience includes manufacturing, construction, property management, distribution and personal services industries.

Education (degrees, schools, and dates): Mr. Smith received his B.S. Degree in Accounting at the University to Utah in 1978, and his CPA certificate in 1979.

(B) Name: William Roberts Age: 63

Office Street Address: 5260 Western Avenue, Chevy Chase, MD 20815
Telephone Number: (301) 986-3305

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Roberts has been the President and Chief Operating Officer of Geico Insurance since July 1, 2013. Prior to his appointment as President and Chief Operating Officer, Mr. Roberts was Executive Vice President of Geico Insurance with responsibility for marketing, information technology, and other corporate activities. He has served in a number of other leadership positions at Geico including as a Senior Vice President with responsibility for marketing, underwriting and pricing; V.P. of Marketing; and as Assistant VP of Underwriting, Sales, and Service in Geico's Southeast Region. Mr. Roberts joined Geico in 1984.

Education (degrees, schools, and dates): Mr. Roberts earned a B.A. from the State University of New York at Oswego in 1972 and an M.A. (1975) and Ph.D. (1979) in sociology from Temple University in Philadelphia, Pennsylvania.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [x] No

Explain: The Company's business model is a unique business, conceived and developed by Rod A. Smith.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

	Common Stock	Average Price Price Per Share	No. of Shares Now Held	% of Shares Now Held	No. of Shares After Offering if All Shares Sold	% of Shares After Offering If All Shares Sold
Name:	Rod A. Smith	$0.00	3,288,915	29.5% [1]	3,288,915	25.3% [illegible]
Office Address:	1450 South Blackhawk Blvd. Mt. Pleasant, UT 84647	$0.67	463,750 [illegible]	2.0 [illegible]	463,750	*1.8% [illegible]
Telephone Number:	(801) 478-2500					
Principal Occupation:	President of the Company					

(1) Assumes 11,157,038 shares of Common Stock outstanding on September 30, 2013.

(2) Calculated as the percentage that the shares of Common Stock now by Rod A. Smith bears to the total of the 11,157,038 shares of Common Stock outstanding on September 30, 2013 plus the 1,851,851 shares of Common Stock offered hereby.

(3) Represents the number of shares of Common Stock issuable upon exercise of incentive stock options, of which 231,875 options are vested as of September 30, 2013.

(4) Calculated as the percentage that the 231,875 vested options bears to the total of the 11,157,038 shares of Common Stock outstanding on September 30, 2013 plus the 231,875 shares issuable on the exercise of the vested options.

(5) Calculated as the percentage that the 231,875 vested options bears to the total of the 11,157,038 shares of Common Stock outstanding on September 30, 2013 plus the 1,851,851 shares offered hereby plus the 231,875 shares issuable on the exercise of the vested options.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Rod A. Smith, the President of the Company, is the son of Gary and Helen Smith, principal stockholders.

Rod A. Smith and Andrew Smith are not related.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

As of April 5, 2013, the Company had borrowed at total of $1,550,000 from William Roberts, a member of the Company's Board of Directors, including $500,000 advanced on April 9, 2012, $500,000 advanced on October 22, 2012, $300,000 advanced on February 21, 2013, $50,000 advanced on April 5, 2013, and $200,000 advanced on November 8, 2013 (the "Roberts Loans"). The Roberts Loans bear interest at the rate of 12% per annum with principal and interest due on April 5, 2016 as to $1,350,000 and March 31, 2014 as to $200,000. The Roberts Loans are convertible into shares of Common Stock of the Company at the rate of $2.70 per share. In connection with the Roberts Loans, the Company issued to Mr. Roberts 600,000 Common Stock purchase warrants exercisable at $2.70 per share that expire on September 30, 2023 and 2,335,185 Common Stock purchase warrants exercisable at $3.00 per share that expire on December 31, 2023.

In connection with his agreement to serve on the Company's Board of Directors, the Company issued an additional warrant to Mr. Roberts in October 2012 to purchase 150,000 shares of Common Stock, which is exercisable at $3.00 per shares and expires on December 31, 2023.

The Company leases the Mt. Pleasant Property from Mr. Roberts at a base rent of $6,500 per month for a term of 36 months. The Company and Mr. Roberts entered into a Lease Agreement on September 18, 20133 as described in Item 3(g) on page 13 above. As additional consideration for the Lease Agreement, the Company issued a warrant to Mr. Roberts to purchase 600,000 shares of Common Stock at an exercise price of $2.70 per share expiring on September 30, 2023.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Rod A. Smith, President	$ 216,000	$ -0-
Total:	$ 216,000	$ -0-
Directors as a group (number of persons: 3)	$ 216,000	$ -0-

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe:

The Company has no employment contracts and none is contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 7,521,280 shares (32.8% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). The foregoing does not include 740,740 shares the Company agreed to reserve for issuance to Kodiak Capital Group, LLC from the 1,851,851 shares offered in accordance with this Offering Circular.

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

The Company's shareholders approved the Company's 2012 Stock Option Plan that gave the authority to the Board of Directors to grant incentive stock options and non-statutory stock options.

At September 30, 2013, there were incentive stock options granted to employees of the Company to purchase 1,325,607 shares at an exercise price of $.67 per share, of which 649,489 are vested with the remaining options vesting during 2013 through 2015. The incentive stock options are exercisable for a period of five years from the date such options vest.

At September 30, 2013, there were non-statutory options granted to key consultants to the Company to purchase 1,241,503 shares at exercise prices ranging from $.03 per share to $3.00 per share, of which 812,418 options were vested with the remaining options vesting during 2013 and 2014. The non-statutory options are exercisable for a period of five years from the date such options vest.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 12,432,890 shares.

A total of 15,000,000 shares of Common Stock are reserved for issuance under the Company's 2012 Stock Option Plan. As of September 30, 2013, options for 2,567,110 shares of Common Stock have been granted, leaving 12,432,890 shares reserved for issuance under future option grants.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

No arrangements are currently in place.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

On November 13, 2013, the Company entered into a Settlement Agreement and Release of Claims with Elite Marketing, L.C. ("Elite") to settle an action filed in the Fourth Judicial District Court of Utah County, State of Utah (*Elite Marketing, L.C. v. Green Polka Dot Box, Inc.*, case number 130401535), pursuant to which the Company agreed to pay $129,752.31 to Elite no later than December 31, 2013 for management and logistic services alleged to have been provided by Elite to the Company, of which the Company has paid $10,000 to date. Elite dismissed the lawsuit without prejudice on December 5, 2013. Rod A. Smith, the Chief Executive Officer of the Company agreed to personally guarantee the settlement amount.

The Company entered into the Future Growing Agreement on August 28, 2013 that required payments of $50,000 in August 2013, $50,000 in September 2013, $40,000 in October 2013, and $442,735. To date, the Company has paid Future Growing $112,000 but believes Future Growing is in breach of the Future Growing Agreement. The Company and Future Growing have submitted the dispute to mediation as required by the Future Growing Agreement. If the parties are unable to settle the dispute through mediation the Future Growing Agreement requires the dispute to be submitted to binding arbitration. There can be no assurance that the results of the mediation or the arbitration, if necessary, will be satisfactory to the Company. See Item 3(a) – "Living Produce" on page 10 above.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance.

Not applicable

Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. Name of Tax Advisor:

Not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not applicable

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Consolidated Financial Statements as of December 31, 2012:

The following unaudited financial statements have been prepared by the Company without having been reviewed by the Company's independent auditors and are the sole responsibility of management of the Company:

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2012 (Restated)	December 31, 2011
ASSETS		
Current assets:		
Cash	$ 149,027	$ 391,437
Accounts receivable	75,191	-
Inventory	420,327	521,609
Prepaid Assets	10,941	-
Security Deposits	10,994	10,994
Total current assets	666,480	924,040
Fixed Assets, net	381,954	346,681
Deferred costs, net	2,933,888	493,023
Total assets	$ 3,982,322	$ 1,763,744
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued expenses	$ 971,827	$ 301,830
Convertible notes payable, net of discount of $347,766 and $222,221 at December 31, 2012 and 2011, respectively	1,252,234	177,778
Loan payable-other	71,444	50,000
Reward point liability	2,933,888	493,023
Deferred revenue-founding trust members	1,470,034	1,626,910
Deferred revenue - annual and club membership	187,634	28,554
Derivative liability	1,301,119	-
Current portion of obligation under capital lease	52,219	3,745
Total current liabilities	8,240,399	2,681,840
Obligation under capital lease, net of current portion	129,362	16,908
Total long-term liabilities	129,362	16,908
Total liabilities	8,369,761	2,698,748
Stockholders' deficit:		
Common stock; ($.001 par value) 100,000,000 shares authorized, 10,769,705 shares issued and outstanding at December 31, 2012	10,770	-
Additional paid in capital	7,066,147	-
Members equity	-	3,868,377
Accumulated deficit	(11,464,357)	(4,803,381)
Total stockholders' deficit	(4,387,440)	(935,004)
Total liabilities and stockholders' deficit	$ 3,982,321	$ 1,763,744

The accompanying notes are an integral part of these financial statements

GREEN POLKADOT BOX INCORPORATED

(FORMERLY VAULT AMERICA, INC.)

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	For the year ended	
	December 31, 2012	December 31, 2011
SALES	(Restated)	
Merchandise sales, net of discounts	$ 1,956,229	$ 29,622
Membership revenue, annual and club	166,380	3,921
Membership revenue, founding trust and charter	710,975	43,965
Other	43,662	6,374
TOTAL SALES	2,877,246	83,882
COST OF SALES	3,452,321	148,958
GROSS PROFIT	(575,075)	(65,076)
OPERATING EXPENSES		
Wages and professional fees	2,026,348	358,691
Development costs	500	342,345
Noncash compensation and services	967,971	969,612
Advertising, promotion and marketing costs	61,402	78,888
Warehouse expenses and supplies	411,427	124,720
Rent expenses	61,251	87,331
Depreciation and amortization	97,811	55,812
General and administrative	560,564	150,614
TOTAL OPERATING EXPENSES	4,187,274	2,168,013
INCOME (LOSS) FROM OPERATIONS	(4,762,349)	(2,233,089)
OTHER INCOME (EXPENSE)		
Interest income (expense)	(517,493)	(47,107)
Loss on disposal of assets	(80,015)	-
Gain on derivative valuation	(1,301,119)	-
TOTAL OTHER INCOME (EXPENSE)	(1,898,627)	(47,107)
LOSS BEFORE INCOME TAXES	(6,660,976)	(2,280,196)
PROVISION(BENEFIT) FOR INCOME TAXES	-	-
NET LOSS	$ (6,660,976)	$ (2,280,196)
Basic and Diluted Loss Per Share of Common Stock	$ (0.72)	
Weighted Average Number of Shares Outstanding	9,199,078	

The accompanying notes are an integral part of these financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common LLC Units	Member Capital Contributions	Noncash Capital Contributions	Common Stock	Common Amount	Additional Paid In Capital	Deficit Accumulated During the Development Stage	Total
Opening Balance - January 18, 2008 (Inception of The Green Polka Dot Box, LLC)	-	$ -	$ -	-	$ -	$ -	$ -	$ -
Contributions – cash	3,725,000	590,000	-	-	-	-	-	590,000
Units issued for services rendered	12,094,344	-	259,986	-	-	-	-	259,986
Noncash compensation	-	-	4,000	-	-	-	-	4,000
Net loss for the period	-	-	-	-	-	-	(149,142)	(149,142)
Balance - December 31, 2008	15,819,344	590,000	263,986	-	-	-	(149,142)	704,844
Contributions – cash	1,152,000	288,000	-	-	-	-	-	288,000
Units issued for conversion of accounts payable	210,964	-	52,741	-	-	-	-	52,741
Noncash compensation	-	-	25,000	-	-	-	-	25,000
Net loss for the year	-	-	-	-	-	-	(1,495,978)	(1,495,978)
Balance - December 31, 2009	17,182,308	878,000	341,727	-	-	-	(1,645,120)	(425,393)
Contributions – cash	950,000	147,500	-	-	-	-	-	147,500
Units issued for services rendered	54,490	-	13,623	-	-	-	-	13,623
Noncash compensation	-	-	5,000	-	-	-	-	5,000
Net loss for the year	-	-	-	-	-	-	(878,065)	(878,065)
Balance - December 31, 2010	18,186,798	1,025,500	360,350	-	-	-	(2,523,185)	(1,137,335)
Contributions – cash	1,547,168	197,320	-	-	-	-	-	197,320
Conversions of debt and accrued interest	3,791,177	-	960,705	-	-	-	-	960,705
Units issued for services rendered	2,100,766	-	34,592	-	-	-	-	34,592
Units issued for conversion of accounts payable	1,110,016	-	277,504	-	-	-	-	277,504
Noncash compensation	-	-	790,184	-	-	-	-	790,184
Value of warrants issued in connection with convertible net loss for the year - as previously reported	-	-	222,222	-	-	-	-	222,222
Net loss for the year - as previously reported	-	-	-	-	-	-	(2,836,294)	(2,836,294)
Restatement adjustments (see Note 13)	-	-	-	-	-	-	556,098	556,098
Net loss for the year - as restated	-	-	-	-	-	-	(2,280,196)	(2,280,196)
Balance - December 31, 2011	26,735,925	1,222,820	2,645,557	-	-	-	(4,803,381)	(935,004)
Shares issued to GPDB Shareholders at Reverse Merger at 1/.371 ratio (including conversion of note)	(26,735,925)	(1,222,820)	(2,645,557)	10,030,139	10,030	3,858,347	-	-
Common shares issued for Vault common stock at reverse merger	-	-	-	100,191	100	(100)	-	-
Common shares issued for Vault preferred stock at reverse merger	-	-	-	33,000	33	(33)	-	-
Common stock sold for cash	-	-	-	320,411	321	855,679	-	856,000
Conversions of debt and accrued interest	-	-	-	153,704	154	414,846	-	415,000
Cash exercise of Options	-	-	-	7,420	7	4,964	-	4,971
Common Stock Issued for Services, Cashless	-	-	-	124,840	125	319,875	-	320,000
Debt Discounts	-	-	-	-	-	549,598	-	549,598
Option Valuation	-	-	-	-	-	1,062,971	-	1,062,971
Net loss for the year	-	-	-	-	-	-	(6,660,976)	(6,660,976)
Balance - December 31, 2012	-	$ -	$ -	10,769,705	$ 10,770	$ 7,066,147	$ (11,464,357)	$ (4,387,440)

The accompanying notes are an integral part of these financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	
	December 31, 2012 (Restated)	December 31, 2011
Cash Flows from Operating Activities:		
Net Income (loss)	$ (6,660,976)	$ (2,280,196)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	97,811	55,812
Amortization of debt discount	424,054	-
Loss on sale of fixed assets	80,015	-
Gain on derivative valuation	1,301,119	-
Stock issued for services	320,000	34,592
Stock based compensation	1,062,971	790,184
Provision for obsolete inventory	8,000	-
Noncash value of reward point commissions	16,301	-
Noncash value of reward points issued	950,522	102,842
Usage of reward points	(966,823)	(54,956)
Amortization of deferred revenue from membership fees	(877,355)	(47,886)
Changes in assets and liabilities:		
Increase (decrease) in accounts receivable	(75,191)	-
Increase (decrease) in inventory	93,282	(521,609)
Increase (decrease) in security deposits	-	(10,994)
Increase (decrease) in prepaid assets	(10,941)	-
Increase (decrease) in reward point liability and deferred revenue from memberships	879,559	1,655,464
Increase (decrease) in accounts payable and accrued expenses	699,062	228,871
Net cash flows from operating activities	(2,658,590)	(47,876)
Cash flows from investing activities:		
Acquisition of fixed assets	(213,099)	(183,542)
Net cash flows from investing activities	(213,099)	(183,542)
Cash flows from financing activities:		
Payments under capital lease	(10,445)	-
Payments made on notes payable	(7,620)	-
Purchase of shares in reverse merger	(300,000)	
Proceeds received from lease payable	171,373	
Proceeds received from convertible promissory notes	1,915,000	400,000
Proceeds received by member loans	-	25,000
Common stock issued for cash	860,971	
Contributions of capital by members	-	197,320
Net cash flows from financing activities	2,629,279	622,320
Net Increase(Decrease) in cash and cash equivalents	(242,410)	390,902
Beginning Cash and Cash equivalents	391,437	535
Ending Cash and Cash equivalents	$ 149,027	$ 391,437

(Continued)

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash flow information:		
Cash paid for interest	$ 5,254	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosures of Non-cash Investing and Financing Activities		
Conversion of rent payable to notes payable	$ 29,064	$ -
Shares issued to GPDB Shareholders at Reverse Merger	$ 3,686,377	$ -
Common shares issued for Vault common stock at reverse merger	$ 100	$ -
Common shares issued for Vault preferred stock at reverse merger	$ 33	$ -
Common shares issued in conversion of convertible notes	$ 415,000	$ -
Fair value of warrants issued for discount in convertible notes payable	$ 549,598	$ 222,222
Member loans and accrued interest converted into common LLC units	$ -	$ 960,705
Warehouse equipment purchased for capital lease obligation	$ -	$ 20,653
Accounts payable converted into common LLC units	$ -	$ 277,504

The accompanying notes are an integral part of these financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

On January 18, 2008, The Green Polka Dot Box, LLC ("GPDB LLC") was organized as a limited liability company (LLC) under the laws of the State of Utah.

On December 30, 2011, GPDB LLC filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box Inc. ("GPDB") and convert the LLC to a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, GPDB LLC transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, GPDB issued shares of common stock (100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc., through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault (the resultant entity, the "Company").

Vault America, Inc. ("Vault"), formerly MoneyFlow Systems International Inc., ("MoneyFlow") was incorporated on April 25, 2001 under the laws of the State of Nevada. Security Bancorp Inc. ("Security Bancorp"), Vault's wholly owned subsidiary, was organized on August 3, 1992 in Alberta, Canada and was inactive until January 5, 1999 when it changed its name to Security Bancorp Inc. and began operations under the name CA$H STATION(R). In July, 2001, Security Bancorp and MoneyFlow approved a share exchange agreement whereby MoneyFlow issued 14,000,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Security Bancorp. In connection with this agreement, Security Bancorp became a wholly owned subsidiary of MoneyFlow.

On April 1, 2002, MoneyFlow formed a wholly owned Canadian subsidiary, Intercash POS Systems Ltd., ("Intercash") through which MoneyFlow conducted its Point-of-Sale business. Point-of-Sale terminals allow customers to use their debit and credit cards to make purchases and obtain cash on the premises of businesses. On August 31, 2004, MoneyFlow sold the majority of its Point-of-Sale business to BP Financial Corp. for approximately $258,000 in cash pursuant to a purchase and sale agreement, and Intercash is no longer an operating subsidiary of MoneyFlow. The Point-of-Sale terminals that were not part of the sale are being managed by Security Bancorp, and the Company does not plan to sell any new terminals.

Since May, 1999, Security Bancorp was involved in successfully supplying, installing, maintaining and managing ATM machines which it places on the premises of property owners and businesses for the purpose and convenience of dispensing cash and other services. Security Bancorp is a member of the Automated Teller Machine Industry Association (ATMIA) which serves the industry in Canada and the United States. Security Bancorp has placed ATMs in convenience stores, grocery stores, service stations, hotels, motels, hospitals, night clubs, casinos, restaurants, truck stores, airports and many other locations. Security Bancorp's ATMs accept VISA, Mastercard, Interac, Maestro, Cirrus, Circuit and American Express (Canada). Security Bancorp has a website located at http://www.cashstation.net. Security Bancorp operates its ATMs under the trademark "CA$H STATION(R)."

In October 2004, MoneyFlow acquired Interglobe Investigation Services Inc. ("Interglobe"), organized on August 3, 1992 in British Columbia, pursuant to a share exchange agreement whereby MoneyFlow issued 500,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Interglobe, and Interglobe became a subsidiary of MoneyFlow. Interglobe provides security consulting services and related products and services to companies and individuals, and also supplies and installs custom remote access digital surveillance systems. Subsequent to the acquisition, during the second quarter of the 2005 fiscal year, MoneyFlow elected to divest itself of the physical surveillance part of the business. MoneyFlow continued to operate its digital surveillance business under the name Interglobe Security until the sale of the on-hand inventory.

During its fiscal year ended October 31, 2011, Vault completed an agreement pursuant to which it divested itself of all its ATM operations. Subsequent to the sale, management elected to consolidate all its operations and focus on growing the company's business and shareholder value through a leveraged investment approach with the intention of concentrating its efforts in the real estate sector. More particularly, management pursued opportunities in the southwestern United States with the emphasis being Arizona, Nevada and California.

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger (the "Agreement") to give effect to a reverse acquisition of GPDB by Vault America, Inc., through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out its subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares.

This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. Following the completion of reverse merger, The Company changed its name from Vault America, Inc. to Green Polka Dot Box Incorporated. The Company also changed its reporting yearend from October 31to December 31.

The Company has developed and now operates an innovative online membership business providing natural and organic foods, products and information to the marketplace. The mission of the Company is to educate about good, healthy food choices and then offer those good choices at the best value possible. The Company's website is designed for members to "learn" and "shop".

The "learn" section of the website is designed to provide members an online publication of current information related to dietary lifestyle preferences and good nutrition and health practices that includes expert commentary, recipes, scientific discoveries, documented research; and, the ability to ask questions and receive feedback. The Company plans to develop and complete the "learn" section of the website during 2013.

The "shop" section of the website provides members with hundreds of popular name brand products; including healthy foods, supplements, cooking products, and, household and personal care products. The members will find their favorite brands and items they are already using in their daily diet. Products will be priced at the best value possible based on wholesale bulk volume purchasing and membership rewards programs; and, then delivered directly to their homes.

The Company raised investment capital from the founder and private investors to fund the "start-up" of the Company; research into the organic and natural foods and products industry and market opportunities; and the design and development of a state-of-the-art website and online shopping. The Company began selling its products in December of 2011.

Effective December 31, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles – Overall ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative.

The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company began generating revenues in 2011 and generated losses totaling of $6,660,976 and $2,280,196 for the years ended December 31, 2012 and 2011, respectively, and has accumulated losses of $11,464,357 through December 31, 2012.

The Company had raised investment capital from the founder and private investors from the sale of the former LLC units of as well as certain convertible notes to assist them in acquiring certain fixed assets as well as provide some necessary working capital for development and start-up costs.

During 2011, Management received an additional $1,702,325 from selling Founding Trust Memberships, Charter Memberships, Rewards and Club Memberships. The majority of the amount received came through the sale of Founding Trust Memberships. Each of the Founding Trust Memberships were sold during 2011 for $2,000 enabling the recipient a lifetime membership with many rewards and benefits. These fees were classified as "deferred revenue" upon receipt and will be reclassified to revenue upon usage of the reward points. The Rewards Membership and the Club Memberships are annual memberships. The Company utilized the funds received through the sale of these Memberships to acquire inventory, warehouse equipment, and for operations and marketing costs.

In February 2012, the Company raised $300,000 in the form of a Convertible Note that converted to Common Stock and Warrants immediately upon the closing of the reverse merger.

During the first quarter of 2012 the Company initiated a Private Placement Offering to raise up to $6,000,000 to fund its inventory, warehouse equipment and its continuing operations. As of December 31, 2012, the Company had raised a total of $856,000 from this Private Placement Offering. The Company believes it will need to raise an additional $5,000,000 to $5,500,000 to continue operations to a point where it may achieve positive cash flow.

The consolidated financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Development Stage Company

The Company was considered to be in the development stage as defined in ASC 915 through December 31, 2011. The Company had devoted substantially all of its efforts to the development of their first products and technology. Additionally the Company had allocated a substantial portion of its time and investment in bringing their services to the market and the raising of capital. The Company emerged from the development stage in 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash balances at three financial institutions that are insured by the Federal Deposit Insurance Corporation.

Fixed Assets

The Company has fixed assets comprising of leasehold improvements, warehouse equipment, furniture and computer software and equipment, which are reflected on the books net of accumulated depreciation. Depreciation will be provided using the straight-line method over the estimated useful lives of the related assets ranging from 3 years to 10 years. Costs of maintenance and repairs will be charged to expense as incurred. During the year ended December 31, 2012 the Company realized a loss on the disposition of assets. The Company reflected this loss in its Consolidated Statement of Operations for the year ended December 31, 2012.

Inventory

Inventory is valued at the lower of cost (on a first-in, first-out (FIFO) basis) or market. Inventory of $ 428,327 as of December 31, 2012 consists of finished goods that are packaged and awaiting shipment. The Company has set up a reserve for obsolescence of inventory based on its estimate of goods that may not sell prior to their "best if used by date." Inventory is only removed upon use. The Company purchases its inventory direct from the manufacturer and includes these costs in its Cost of Sales as well as its packaging supplies, shipping, freight and duties costs. The inventory reserve is $8,000 at December 31, 2012.

Recoverability of Long-Lived Assets

The Company reviews the recoverability of their long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale will be carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. For the notes payable, the carrying amount reported is based upon the incremental borrowing rates otherwise available to us for similar borrowings. For the warrants that are classified as derivatives, fair values were calculated at net present value using our weighted average borrowing rate for debt instruments without conversion features applied to total future cash flows of the instruments.

Income Taxes

Effective January 2, 2012, the Company converted from operating its business as a limited liability company (LLC) to operating its business as a C Corporation. Prior to the conversion, the Company was treated as a partnership for federal and state income tax purposes, and all losses generated through December 31, 2011 were passed through to the individual members of the LLC and taxed at their respective tax rates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Beginning January 2, 2012 the Company will be responsible for filing all applicable federal and state income tax returns as a C Corporation. Because the Company is operating at a loss it has not included a provision for income taxes in its financial statements for the period. In the future, the tax provision for interim reporting periods, and the Company's quarterly estimate of our annual effective tax rate will be subject to significant volatility due to several factors, including variability in accurately predicting our pre-tax and taxable income and loss, changes in law and relative changes of expenses or losses for which tax benefits are not recognized.

The Company accounts for income taxes utilizing the liability method of accounting. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Uncertainty in Income Taxes

The Company follows ASC 740-10, "*Accounting for Uncertainty in Income Taxes.*" This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. Management has adopted ASC 740-10 for 2012, and will evaluate their tax positions on an annual basis, and has determined that as of December 31, 2012, no additional accrual for income taxes is necessary.

Revenue Recognition

The Company generates revenue from the sale of 1) its products and 2) its memberships. The Company generally recognizes merchandise sales revenue from the sale of its products as follows:

1) Persuasive evidence of an arrangement exists;
2) Delivery has occurred;
3) The price to the buyer is fixed or determinable, and
4) Collectability is reasonably assured.

Membership revenue represents membership fees paid by substantially all of the Company's annual "Rewards" and "Club" members. The Company accounts for membership fee revenue on a deferred basis, whereby revenue is recognized ratably over the one-year membership period.

The Company received additional funds through the sale of its Founding Trust and Charter Memberships. Each Founding Trust Membership was sold for $2,000 and Charter Memberships were sold for $1,000. These fees are recorded as "deferred revenue".

In addition, each "Founding Trust" member receives 500 additional points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Founding Trust Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points. The Company will amortize the deferred revenue to current revenue based on a formula utilizing 80% of the first 2,500 that a member spends. The formula is based on the fact that each member will receive 2,500 points upon entering into the agreement. 2,000 of these points is for the cash paid to be a founding trust member and the 500 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales.

Similar to the Founding Trust members, each "Charter" member receives 400 additional points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Charter Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

The Company will amortize the deferred revenue to current revenue based on a formula utilizing 80% of the first 1,400 points that a member spends. The formula is based on the fact that each member will receive 1,400 upon entering into the agreement. 1,000 of these points is for the cash paid to be a charter member and the 400 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales.

The Company's Founding Trust, Charter, and Reward members may qualify for certain "discounts" on the products they purchase. Additionally, the Founding Trust, Charter, and Rewards members may earn "reward points" which they may apply toward future purchases. The Company accounts for those "reward points" as "reward point liability" when they are earned and reclassifies the "reward point liability" when these points are redeemed to cost of sales, and the value of these reward points as a deferred cost that is reclassified to cost of sales when those points are redeemed. Since the Company's sales are generated from online purchases of their merchandise, the customers use credits cards to pay for their purchases. The credit card companies generally take anywhere from 2 to 3 days to settle the cash into the Company's bank accounts. The sales are final upon order being placed. The sales that are not settled at the balance sheet date are reflected in cash as accounts receivable, as all sales are final.

Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented.

The following is a reconciliation of the computation for basic and diluted EPS:

		December 31, 2012
Net Loss	$	(6,660,976)
Weighted-average common shares outstanding (Basic)		9,199,078
Weighted-average common stock Equivalents		-
Convertible Promissory Notes		592,593
Stock Options		2,811,672
Warrants		1,904,448
Weighted-average common shares outstanding (Diluted)	$	14,507,791

In May 2011, FASB issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. FASB ASU 2011-04 amends and clarifies the measurement and disclosure requirements of FASB ASC 820 resulting in common requirements for measuring fair value and for disclosing information about fair value measurements, clarification of how to apply existing fair value measurement and disclosure requirements, and changes to certain principles and requirements for measuring fair value and disclosing information about fair value measurements. The new requirements are effective for fiscal years beginning after December 15, 2011. The Company plans to adopt this amended guidance on October 1, 2012 and at this time does not anticipate that it will have a material impact on the Company's results of operations, cash flows or financial position.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Issued Accounting Standards

In June 2011, FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*, which amends the disclosure and presentation requirements of Comprehensive Income. Specifically, FASB ASU No. 2011-05 requires that all non-owner changes in stockholders' equity be presented either in 1) a single continuous statement of comprehensive income or 2) two separate but consecutive statements, in which the first statement presents total net income and its components, and the second statement presents total other comprehensive income and its components. These new presentation requirements, as currently set forth, are effective for the Company beginning October 1, 2012, with early adoption permitted.

The Company plans to adopt this amended guidance on October 1, 2012 and at this time does not anticipate that it will have a material impact on the Company's results of operations, cash flows or financial position.

In September 2011, FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, which amended goodwill impairment guidance to provide an option for entities to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After assessing the totality of events and circumstances, if an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performance of the two-step impairment test is no longer required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. Adoption of this guidance is not expected to have any impact on the Company's results of operations, cash flows or financial position.

In July 2012, the FASB issued ASU 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,* on testing for indefinite-lived intangible assets for impairment. The new guidance provides an entity to simplify the testing for a drop in value of intangible assets such as trademarks, patents, and distribution rights. The amended standard reduces the cost of accounting for indefinite-lived intangible assets, especially in cases where the likelihood of impairment is low. The changes permit businesses and other organizations to first use subjective criteria to determine if an intangible asset has lost value. The amendments to U.S. GAAP will be effective for fiscal years starting after September 15, 2012. The Company's adoption of this accounting guidance does not have a material impact on the consolidated financial statements and related disclosures.

There were other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3- INVENTORY

The Company only holds finished goods inventory. As of December 31, 2012 and 2011, the Company has $428,327 and $521,609, respectively in inventory comprising of the deliverable merchandise to customers. Inventories are accounted for using the first-in first-out ("FIFO") and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customer, returns to product vendors, or liquidations, and expected recoverable values of each such\ disposition.

These assumptions about future disposition of inventory are inherently uncertain. The Company has analyzed the inventory as of December 31, 2012 and recorded a reserve for inventory obsolescence of $8,000 based on the estimated amount of inventory that may not sell prior to its "best if used by" date.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 4- FIXED ASSETS

Fixed assets as of December 31, 2012 and December 31, 2011 were as follows:

	Estimated Useful Lives (years)	December 31, 2012	December 31, 2011
Furniture and Equipment	7	$ 20,879	$ 20,879
Warehouse Equipment	5	291,480	120,108
Software	3	116,390	101,390
Computer Equipment	5	112,979	94,768
Leasehold Improvements	10	22,083	109,693
Automobile	5	-	19,161
		563,811	465,999
Less: accumulated depreciation		(181,857)	(119,318)
Fixed Assets, net		$ 381,954	$ 346,681

There was $97,811 and $55,812 charged to operations for depreciation expense for the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, the Company disposed of leasehold improvements and an automobile with a net book value of $80,015 for $0 and recognized this amount as a loss on the disposition of fixed assets on the consolidated statement of operations. The Company carries three capital leases on its books for warehouse equipment totaling $192,025.

NOTE 5- STOCKHOLDERS DEFICIT

Common Stock

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, the Company issued 26,735,925 shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis. On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc., through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out their subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares. This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. In addition, all outstanding stock options and warrants were converted at the same ratio as the shares of common stock at the time of the reverse merger. All shares of common stock, stock options and warrants are reflected herein giving effect to the ratio of shares of Vault common stock exchanged for shares of GPDB common stock (.371:1).

Simultaneous to the closing of the reverse acquisition transaction, the Company issued 264,815 common shares and 264,815 warrants to acquire an additional 264,815 common shares to certain holders of its convertible promissory notes. The Company issued 320,411 shares of common stock at a private placement price of $3.00 per share, which included a ratchet provision adjusted to $2.70 per share. The individuals subscribing to the private placement also received 224,000 warrants exercisable at a price of $4.50. The

NOTE 5- STOCKHOLDERS DEFICIT (CONTINUED)

Common Stock (continued)

Company received $856,000 during the year ended December 31, 2012. There were 7,420 stock options exercised during March 2012 into shares of common stock. Additionally, 14,840 shares of common stock were issued during March 2012 to a shareholder of GPDB that was entitled to be issued 14,480 shares of common stock pursuant to the Agreement but was not recorded due to a clerical oversight.

The Company issued 110,000 shares of common stock for $310,000 of services during the year. The Company also issued 153,704 common shares in consideration of conversion of debt and interest totaling $415,000 as mentioned below in Note 6. As of the year ended, the Company had agreed to a conversion of a note and interest totaling $318,000, collected $50,000 from a subscription agreement, and promised employees $4,971 as bonus, all of which were issued in subsequent period, see Note 12 below for issuance, and are currently on the Company's financials as liabilities.

The Company has authorized 100,000,000 shares of $0.001 par value per share Common Stock, of which 10,769,705 were issued outstanding as of December 31, 2012.

Options

As noted in "Common Stock" above, all outstanding stock options issued in the Company prior to the reverse merger were converted to stock options at a ratio of .371:1.

As of December 31, 2012, the Company has the following options outstanding:

Date Issued	Number Outstanding		Expiration Date	Exercise Price	Contractual Life (Years)	Value if Exercised
Prior - 01/01/12	-		-	$ -	-	$ -
Issued - 01/02/12	150,000		12/31/2018	0.67	6.0	100,500
Issued - 01/19/12	150,000		12/31/2018	0.67	6.0	100,500
Issued - 03/01/12	18,550		12/31/2016	0.03	4.0	557
Issued - 03/01/12	39,363	#	12/31/2016	0.54	4.0	21,256
Issued - 03/01/12	274,682	#	12/31/2016	0.67	4.0	184,037
Issued - 03/01/12	49,520	#	12/31/2017	0.67	5.0	33,178
Issued - 03/01/12	1,782,589		12/31/2018	0.67	6.0	1,194,335
Issued - 03/01/12	2,233,420		12/31/2019	0.67	7.0	1,496,391
Issued - 03/01/12	63,070		12/31/2020	0.67	8.0	42,257
Issued - 03/01/12	37,100		12/31/2019	1.35	7.0	50,085
Issued - 03/01/12	37,100		12/31/2017	2.16	5.0	80,136
Issued - 03/01/12	7,420		12/31/2018	2.16	6.0	16,027
Issued - 06/30/12	2,378		6/30/2017	3.00	4.5	7,134
Issued - 07/19/12	30,000		8/30/2020	0.67	7.7	20,100
Exercised - 03/29/12	(7,420)			0.67		(4,971)
Forfeited	(2,056,100)			0.67		(1,377,587)
Balance - 12/31/2012	2,811,672			$ 0.70		$ 1,963,935

The Company has determined the estimated value of the options granted to employees and non-employees using the Black-Scholes pricing model and the following assumptions: stock price at valuation, $2.00-11.05; expected term of four to eight years, exercise price ranging from $0.03 to $3.00, a risk free interest rate of 0.62-1.04 percent, a dividend yield of 0 percent and volatility of 31-42 percent.

During the year ended December 31, 2012, the Company reissued 4,489,542 options subsequent to the reverse merger noted above and issued an additional 385,650 options to employees, of which 5,565 vested immediately, 50,085 were forfeited, and the remaining

NOTE 5- STOCKHOLDERS' DEFICIT (CONTINUED)

Options (continued)

330,000 vest during 2013 through 2015. The value of the 5,565 options for 2012 of $3,729 is included in the consolidated statements of operations. Of the options issued in prior periods, 532,537 vested during the year ended December 31, 2012. The weighted-average grant-date fair value of options granted during the year ended
December 31, 2012 was $512,915.

The value of these options of $769,492 is included in the consolidated statements of operations. Also during the year ended December 31, 2012, the Company cancelled an additional 1,263,873 of its outstanding options and 7,420 were exercised.

Of the 2,811,672 options granted and outstanding, 1,461,867 are vested with the remaining 1,105,243 options vesting in December 2013 through 2015. As of December 31, 2012, there was $1,850,100 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the performance share option plan; that cost is expected to be recognized over a period of three years.

Warrants

The Company has also issued warrants in association with convertible notes payable that were issued during December 31, 2011 up to February 29, 2012. Upon the closing of the reverse acquisition transaction, the convertible notes payable ($715,000) were converted to equity. A total of 264,818 warrants were issued upon conversion of the convertible notes payable. These warrants are 5-year warrants that have an exercise price of $4.50 per share.

After the reverse acquisition, the Company issued warrants to purchase a total of 1,639,630 shares of the Company's common stock. As described in Note 6, the Company issued the warrants attached to convertible notes. The warrants were valued using the Black-Scholes pricing model under the assumptions noted below. The Company apportioned value to the warrants based on the relative fair market value of the Common Stock and warrants. The derivatives related to the warrants were valued at $1,301,120 as of December 31, 2012.

The following table presents the weighted average assumptions used to estimate the fair values of the warrants granted:

	2012
Expected volatility	31-42%
Expected dividends	0%
Expected term	4-5 Years
Risk-free interest rate	0.62-1.04%

Additionally, the Company issued warrants to other investors who participated in the Company's Private Placement Offering. During the year ended December 31, 2012, the Company issued 310,004 warrants to those investors. These warrants are 5-year warrants that have an exercise price of $4.50 per share.

The Company has the following warrants outstanding December 31, 2012:

Number of Warrants	Maturity Date		Exercise Points
264,818	December 2016	$	4.05
248,889	March 2017	$	4.05
500,000	April 2017	$	3.00
111,111	May 2017	$	4.05
18,519	June 2017	$	4.05
650,000	October 2017	$	3.00
111,111	November 2017	$	4.05
1,904,448	Total Outstanding		

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 6- LOANS PAYABLE

Loans Payable – Other

Since 2009 and prior to January 1, 2012, the Company entered into convertible bridge loans for working capital purposes with various individuals. Prior to January 1, 2012, the Company had borrowed $925,500, repaying $60,000 of these loans, and converting $815,500 (along with $145,205 of accrued interest) of these loans into 3,791,177 units during the year ended December 31, 2011. The conversions were recorded at $0.25 into units, and all accrued interest on these loans was also converted. These loans are interest bearing at 16% per annum and all were past due when converted. All of the notes except one note for $50,000 was either repaid or converted by December 31, 2012. Interest expense for the year ended December 31, 2011 on these loans was $46,209. The $50,000 loan along with accrued interest of $23,912 remains outstanding at December 31, 2012.

In June 2008, the Company entered into a lease agreement for offices space which was terminated in June 2012. At termination date, the Company owed the Landlord $29,064 in back rent. Prior to the termination agreement, the Company signed a promissory note in May 2012 to pay the total back rent plus interest of 7% per annum with monthly payments of $3,382.42 beginning April 1, 2012 through maturity date of May 1, 2013. The Company made payments totaling $7,620 during the year and the loan is currently in default. According to the terms of default, the loan shall accrue interest of 18% per annum. As of December 31, 2012, $21,444 remained on the loan along with accrued interest of $1,407.

Convertible Promissory Notes

The Company, beginning in December 2011 and continuing to early 2012, in an effort to raise capital to complete a transaction that could result in a reverse merger with a publicly traded company, with the assistance of an investment banking firm, raised $415,000 in convertible notes.

The Convertible Notes Agreement contains a "mandatory conversion" clause that provides for a mandatory conversion of the notes to equity in the event a "reverse merger" transaction was completed by the Company prior to June 30, 2012, the maturity date of the notes. The reverse merger transaction was completed on February 29, 2012 and $415,000 of convertible notes converted to equity. The Company issued 153,704 shares of its common stock to the note-holders in the conversion of the $415,000.

As of December 31, 2012, the Company has $8,143 recorded in accrued interest related to the $415,000. The value of the warrants were used to determine the discount on the convertible notes which amounted to $222,222 at the end of 2011 and an additional discount of $8,400 was recorded as discount on convertible notes during 2012. The discount was amortized and recorded as amortization of debt discount through the date of conversion. The total amount of amortization of the debt discount reported during the year ended December 31, 2012 was $230,622.

Furthermore, on February 29, 2012, pursuant to a series of subscription agreements, the Company issued and sold additional promissory notes in the aggregate principal amount of $300,000. Upon the closing of the reverse merger transaction on February 29, 2012, those convertible notes were also automatically converted into common stock. The Company issued 111,111 shares of its common stock to the note holders in the conversion of the $300,000. As of December 31, 2012 there were no convertible notes outstanding related to these note holders.

On July 9, 2012, the Company issued a second installment on the convertible note for $500,000 in the amount of $100,000 bearing the same maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 100,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $52,222 and the debt discount related to the attached warrants was $49,992 on the date of issuance. As of December 31, 2012, the principal balance of the note was $100,000, with a remaining debt discount and BCF of $36,761 and $-0-, respectively, and accrued interest totaling $5,490.

NOTE 6- LOANS PAYABLE (CONTINUED)

Convertible Promissory Notes (continued)

On August 21, 2012, the Company received the final installment on the convertible note for $500,000 in the amount of $100,000 bearing the same maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 100,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $52,222 and the debt discount related to the attached warrants was $44,181 on the date of issuance. As of December 31, 2012, the principal balance of the note was $100,000, with a remaining debt discount and BCF of $34,396 and $-0-, respectively, and accrued interest totaling $4,340.

On May 25, 2012, the Company issued a convertible note for $300,000 with a maturity date of November 24, 2012. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 111,111 shares of the Company's Common Stock. The warrant has an exercise price of $4.05 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $156,667 and the debt discount related to the attached warrants was $109,785 on the date of issuance. On November 24, 2012, the note holder signed a conversion agreement for the entire principal and interest, which has not yet been issued to the note holder and remains as a payable on the Company's books as of December 31, 2012, see subsequent events footnote 12 below for issuance of shares. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $0 and $0, respectively, and accrued interest totaling $18,000.

On November 29, 2012, the Company issued a convertible note for $300,000 with a maturity date of June 30, 2013. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 111,111 shares of the Company's Common Stock. The warrant has an exercise price of $4.05 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $61,111 and the debt discount related to the attached warrants was $51,733 on the date of issuance. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $50,840 and $0, respectively, and accrued interest totaling $3,156.

Related Party Convertible Promissory Notes – Board of Director

On April 9, 2012, the Company issued a convertible note for $500,000, which was to be received in three installments of $300,000, $100,000 and $100,000. The first installment of $300,000 has a maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 300,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the beneficial conversion feature (BCF) recorded was $422,222 and the debt discount related to the attached warrants was $149,727 on the date of issuance. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $95,169 and $-0-, respectively, and accrued interest totaling $10,692.

On October 16, 2012, the Company issued a convertible note for $500,000 with a maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 500,000 shares of the Company's Common Stock vested immediately, with an additional 150,000 vesting at a rate of 50,000 three anniversary dates. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $261,111 and the debt discount related to the attached warrants was $135,780 on the date of issuance. As of December 31, 2012, the principal balance of the note was $500,000, with a remaining debt discount and BCF of $130,600 and $-0-, respectively, and accrued interest totaling $12,493.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE

The Company's customers have the option of entering into four distinct membership agreements.

"Founding Trust Membership" – the "Founding Trust Membership" is a lifetime membership agreement, that requires the member to pay $2,000. Upon payment of this fee, the member receives 2,000 reward points, plus an additional bonus of 500 points (value of $2,500 per member, $1 per point). In addition to the 2,500 reward points received for signing up, each member has the opportunity to receive an additional 2,000 points over 18 months if the criteria in the agreement are met. The Company has accounted for these "Founding Trust Membership Fees" as deferred revenue for the $2,000 paid. The Company will reclassify the $2,000 of deferred revenue to current period revenue based on a formula of the initial 2,500 points being used. Since the members receive 2,500 points initially, the deferred revenue will be recorded as current period revenue based on 80% of the first 2,500 points used (2,000/2,500). Additionally, the 2,500 points are classified as a reward point liability and deferred cost and written off to cost of sales when points per member are redeemed. The Company will accrue the additional 2,000 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Founding Trust" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the deferred costs will be reclassified to the cost of sales in the current period.

Charter Membership" – the "Charter Membership" is a lifetime membership agreement that requires the member to pay $1,000. Upon payment of this fee, the member receives 1,000 reward points, plus an additional bonus of 400 points (value of $1,400 per member, $1 per point). In addition to the 1,400 reward points received for signing up, each member has the opportunity to receive an additional 600 points over 15 months if the criteria in the agreement are met. The Company has accounted for these "Charter Membership Fees" as deferred revenue for the $1,000 paid. The Company will reclassify the $1,000 of deferred revenue to current period revenue based on a formula of the initial 1,400 points being used. Since the members receive 1,400 points initially, the deferred revenue will be recorded as current period revenue based on 80% of the first 1,400 points used (1,000/1,400). The Company will accrue the additional 600 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Charter" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the deferred costs will be reclassified to the cost of sales in the current period.

As of December 31, 2012, the "deferred revenue" for the "Founding Trust" and "Charter" members totals $1,470,034 In addition; the "reward point liability" at December 31, 2012 for the "Founding Trust" and "Charter" members totals $2,933,888. The Company has recorded $710,975 in current period revenue as a result of the redemption of reward points recorded as "deferred revenue". In addition, during the period the Company recorded a total of $3,407,688 as deferred costs and reward point liability that represents all of the points provided to "Founding Trust" and "Charter" members during the period for reward points that were given to them or earned by them. Also during the period, $966,823 was reclassified to cost of sales for deferred costs. The balance at December 31, 2012 for deferred costs was $2,933,888.

As of December 31, 2012, the "Founding Trust Membership" and "Charter Membership" are no longer available to customers.

"Rewards" – the "rewards" members pay an annual membership fee of $125 that is classified as deferred revenue and amortized by the Company over 12 months. The "rewards" members have the availability to earn rewards points for shopping in accordance with their agreement. As of December 31, 2012, the reward membership is no longer available to new customers but existing reward members can continual to renew their reward membership annually.

"Club" – the "Club" members' pay an annual membership fee of $50 that is classified as deferred revenue and amortized by the Company over 12 months. The "club" agreement was an early agreement the Company offered which enables the members to pay $50 per year to shop on the site. There is no reward point system for this membership class. "Club" members were offered the opportunity to upgrade their membership to the "Rewards" membership for $75.

Through December 31, 2012, the Company has a total of $187,634 in deferred revenue for "Rewards" and "Club" membership fees.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE (CONTINUED)

The reward points are detailed in the table below:

Year/Period	Membership Points	Bonus Points	Earned Points	Redeemed Points	Total
Balance, January 1, 2011	-	-	-	-	-
Point Activity for the Year 2011	547,979	-	-	(54,956)	493,023
Balance, December, 31, 2011	547,979	-	-	(54,956)	493,023
Point Activity for the Year 2012	889,555	2,319,157	198,976	(966,823)	2,440,865
Balance, December, 31, 2012	1,437,534	2,319,157	198,976	(1,021,779)	2,933,888

Less than 1% of the Company's Founding Trust Memberships were sold to related parties.

NOTE 8- INCOME TAXES

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to The Green Polka Dot Box, Inc. Also, on January 2, 2012, the Company issued shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units.

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

As of December 31, 2012, there is no provision for income taxes, current or deferred.

	December 31, 2012
Net Operating losses	$ (644,356)
Valuation allowance	644,356
	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations for the years ended December 31, 2012 due to the following:

	December 31, 2012
Income tax benefit at U. S. federal statutory rates:	$ (2,264,732)
Deferred Costs	(997,522)
Deferred Revenue	1,561,130
Stock-based compensation	361,410
Stock issued for services	108,800
Derivative liability	442,380
Amortization of debit discount	144,178
	$ (644,356)

NOTE 8- INCOME TAXES (CONTINUED)

At December 31, 2012, the Company had a net operating loss carry forward in the amount of $2,264,732, available to offset future taxable income through 2032. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

A reconciliation of the Company's effective tax rate as a percentage of income before taxes and federal statutory rate for the years ended December 31, 2012 is summarized below.

Federal statutory rate	34.0%
State income taxes, net of federal	0.0%
Valuation allowance	34.0%

NOTE 9- COMMITMENTS

The Company leased office and warehouse space in Utah that began on October 1, 2011 and expires on September 30, 2012. Beginning October 1, 2012 the Company leases the space on a month to month basis. The monthly rent under this lease is $8,694 per month including utilities and common area charges.

The Company has recorded a security deposit in the amount of $6,781 in accordance with the lease terms. In addition, the Company also entered into an office lease on October 10, 2011 that expires on October 9, 2013. The monthly rent under the office lease is $4,090, with a 3% increase in year 2 of the lease.

The Company has recorded a security deposit in the amount of $4,213 in accordance with the lease terms. Rent expense including the other charges was $61,251 and $87,331 for the year ended December 31, 2012 and 2011, respectively.

NOTE 10- FAIR VALUE MEASUREMENTS

The Company adopted certain provisions of ASC Topic 820. ASC 820 defines fair value, provides a consistent framework for measuring fair value under generally accepted accounting principles and expands fair value financial statement disclosure requirements. ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

NOTE 10- FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 inputs: Quoted prices for identical instruments in active markets.

Level 2 inputs: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs: Instruments with primarily unobservable value drivers.

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2012 and 2011, on a recurring basis:

Assets and liabilities measured at fair value on a recurring basis at December 31, 2012	Level 1	Level 2	Level 3	Total Carrying Value
Stock warrant derivative liabilities	$ -	$ -	$ (1,301,119)	$ (1,301,119)
	$ -	$ -	$ (1,301,119)	$ (1,301,119)

Assets and liabilities measured at fair value on a recurring basis at December 31, 2011:	Level 1	Level 2	Level 3	Total Carrying Value
Stock warrant derivative liabilities	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -

NOTE 11- OBLIGATION UNDER CAPITAL LEASE

The Company has entered into three capital leases for warehouse equipment. At December 31, 2012, minimum future annual lease obligations are as follows:

Year Ending	
December 31, 2013	$ 55,740
December 31, 2014	54,145
December 31, 2015	54,145
December 31, 2016	54,145
December 31, 2017	48,537
	266,712
Less: Amounts representing interest	(85,131)
Total	181,581
Current portion	(52,219)
Long-term portion	$ 129,362

NOTE 12- SUBSEQUENT EVENTS

On February 21, 2013, the Company issued a convertible note for $300,000 with a maturity date of February 21, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 300,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 3 years from the issuance date. The value of the BCF recorded was $5,556 and the debt discount related to the attached warrants was $57,694 on the date of issuance.

On March 26, 2013, the Company issued a convertible note for $30,000 with a maturity date 90 days from issuance. The note bears an interest rate of 8% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the BCF recorded was $20,111 on the date of issuance.

The warrants were valued using the Black-Scholes pricing model under the assumptions of an expected volatility of 33%, expected dividends of 0%, Expected term of 3 years, and a risk-free interest rate of .40%. The Company apportioned value to the warrants based on the relative fair market value of the Common Stock and warrants. The derivatives related to the warrants were valued at $163,533 as of February 21, 2013.

The Company issued 23,334 shares of common stock at a private placement price of $3.00 per share. The Company received $70,000 In February 2013.

The Company issued 141,814 shares of common stock for stock issuable in 2012 on March 29, 2013, as mentioned in the notes above as part of a stock bonus to employees, conversion of debt and interest, increase in shares as part of a ratcheting provision, and for proceeds received for stock subscriptions.

NOTE 13- RESTATEMENT

The consolidated financial statements have been restated for the year ended December 31, 2012. The Company identified a misstatement in the reward point liability that was reported and in sales as reflected in the treatment of these reward points when redeemed. All corrections have been made in these restated financial statements.

	December 31, 2012		
	As Filed	**Adjustment**	**As Restated**
Balance Sheets			
Deferred costs, net	$ 805,139	$ 2,128,749	$ 2,933,888
Accounts payable and accrued expenses	971,829	(1)	971,828
Reward point liability	285,735	2,648,153	2,933,888
Accumulated Deficit	(10,944,954)	(519,403)	(11,464,357)
Statement of Operations			
Merchandise sales, net of discounts	1,264,872	691,357	1,956,229
Other sales	15,310	28,352	43,662
Cost of sales	2,226,390	1,225,931	3,452,321
General and administrative	556,497	4,067	560,564
Interest income (expense)	(508,379)	(9,114)	(517,493)
Net loss	(6,141,573)	(519,403)	(6,660,976)
Loss per share	(0.67)	(0.05)	(0.72)

Unaudited Consolidated Financial Statements as of September 30, 2013:

The following unaudited financial statements have been prepared by the Company without having been reviewed by the Company's independent auditors and are the sole responsibility of management of the Company:

GREEN POLKADOT BOX INCORPORATED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012
ASSETS		
Current assets:		
Cash	$ 160,274	$ 149,027
Accounts receivable	-	75,191
Inventory	380,581	420,327
Prepaid assets	7,000	10,941
Total current assets	547,855	655,486
Fixed assets, net	358,876	381,954
Security deposits	10,994	10,994
Deferred costs, net	395,711	2,933,888
Total assets	$ 1,313,436	$ 3,982,322
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued expenses	$ 973,914	$ 971,828
Checks drawn in excess of bank balance	11,370	-
Convertible notes payable, net of discount of $661,105 and $347,766 at September 30, 2013 and December 31, 2012, respectively	2,941,333	1,252,234
Loan payable-other	71,444	71,444
Reward point liability	395,711	2,933,888
Deferred revenue - founding trust members	-	1,470,034
Deferred revenue - annual and club membership	93,087	187,634
Derivative liability	3,846,649	1,301,119
Current portion of long-term debt	6,161	-
Current portion of obligation under capital lease	32,354	52,219
Total current liabilities	8,372,023	8,240,400
Loan payable, net of current portion	34,479	-
Obligation under capital lease, net of current portion	131,949	129,362
Total long-term liabilities	166,428	129,362
Total liabilities	8,538,451	8,369,762
Stockholders' equity (deficit):		
Common stock; ($.001 par value) 100,000,000 shares authorized, 11,157,038 and 10,769,705 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	11,157	10,770
Additional paid in capital	10,153,727	7,066,147
Preferred stock subscribed	190,000	-
Accumulated deficit	(17,579,899)	(11,464,357)
Total stockholders' equity (deficit)	(7,225,015)	(4,387,440)
Total liabilities and stockholders' equity (deficit)	$ 1,313,436	$ 3,982,322

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GREEN POLKADOT BOX INCORPORATED
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three and Nine Months Ended September 30, 2013 and 2012

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	2012	2013	2012
SALES				
Merchandise sales, net of discounts	$ 737,227	$ 719,481	$ 1,996,997	$ 1,095,269
Membership revenue, annual and club	97,112	74,453	293,811	103,434
Membership revenue, founding trust memberships	895,447	159,332	1,470,034	516,677
Other	11,582	15,831	72,046	31,156
TOTAL SALES	1,741,368	969,097	3,832,888	1,746,536
COST OF SALES	843,919	1,417,730	3,014,619	2,191,652
GROSS PROFIT	897,449	(448,633)	818,269	(445,116)
OPERATING EXPENSES				
Wages and professional fees	1,275,344	211,311	2,078,057	1,250,381
Development costs	7,142	-	18,656	-
Advertising, promotion and marketing costs	41,788	29,653	131,683	50,746
Warehouse expenses and supplies	64,608	96,046	250,170	267,035
Rent expenses	38,132	12,680	64,621	48,980
Depreciation and amortization	29,066	21,439	89,761	63,369
General and administrative	238,158	82,271	507,952	460,642
Total Operating Expenses	1,694,238	453,400	3,140,900	2,141,153
INCOME (LOSS) FROM OPERATIONS	(796,789)	(902,033)	(2,322,631)	(2,586,269)
OTHER INCOME (EXPENSE)				
Interest income (expense)	(159,224)	(24,594)	(351,879)	(57,292)
Loss on disposal of assets	-	-	-	(80,015)
Amortization of debt discount	(96,629)	(69,930)	(184,190)	(352,186)
Amortization of beneficial conversion features	(587,999)	-	(711,312)	-
Gain (loss) on derivative valuation	114,675	(315,092)	(2,545,530)	(1,002,796)
Total Other Income (Expense)	(729,177)	(409,616)	(3,792,911)	(1,492,289)
LOSS BEFORE INCOME TAXES	(1,525,966)	(1,311,649)	(6,115,542)	(4,078,558)
PROVISION (BENEFIT) FOR INCOME TAXES	-	-	-	-
NET LOSS	$ (1,525,966)	$ (1,311,649)	$ (6,115,542)	$ (4,078,558)
Basic and Diluted Loss Per Share of Common Stock	$ (0.14)	$ (0.12)	$ (0.56)	$ (0.48)
Weighted Average Number of Shares Outstanding	10,993,995	10,604,359	10,902,759	8,488,191

The accompanying notes are an integral part of these unaudited condensed financial statements.

GREEN POLKADOT BOX INCORPORATED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2013 and 2012

	Nine Months Ended September 30, 2013	2012
Cash Flows from Operating Activities:		
Net loss	$ (5,063,210)	$ (4,078,558)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	89,761	63,369
Amortization of debt discount	184,190	352,186
Amortization of beneficial conversion feature	713,445	-
Loss on sale of fixed assets	-	80,015
Gain on derivative valuation	1,493,198	1,002,796
Stock issued for services	146,150	14,971
Stock based compensation	786,457	3,729
Provision for obsolete inventory	-	8,000
Noncash value of reward points redeemed	(1,083,813)	(143,184)
Noncash value of reward points awarded	1,299,599	2,153,190
Noncash value of deferred costs expensed	1,083,813	143,184
Noncash value of deferred costs for points awarded	(1,299,599)	(2,153,190)
Amortization of deferred revenue from membership fees	(1,564,581)	(620,111)
Changes in assets and liabilities:		
Increase (decrease) in accounts receivable	75,191	-
Increase (decrease) in inventory	39,746	301,790
Increase (decrease) in other receivables	1,329	(7,949)
Increase (decrease) in prepaid assets	2,612	(13,217)
Increase (decrease) in accounts payable and accrued expenses	(257,369)	1,234,403
Increase (decrease) in checks drawn in excess of bank	11,370	-
Increase (decrease) in accrued interest	313,840	-
Net cash flows used in operating activities	(3,027,871)	(1,658,576)
Cash flows from investing activities:		
Acquisition of fixed assets	(66,682)	(25,916)
Net cash paid in reverse acquisition	-	(282,450)
Net cash flows used in investing activities	(66,682)	(308,366)
Cash flows from financing activities:		
Payments under capital lease	(17,278)	(6,485)
Payments on loan payable	-	(6,765)
Proceeds received from loan payable	40,640	-
Proceeds received from convertible promissory notes	2,302,438	815,000
Common stock issued for cash	590,000	796,000
Preferred stock subscription received	190,000	796,000
Net cash flows provided by financing activities	3,105,800	# 2,393,750
Net Increase(Decrease) in cash and cash equivalents	11,247	426,808
Beginning Cash and Cash equivalents	149,027	391,437
Ending Cash and Cash equivalents	$ 160,274	$ 818,245
Supplemental Disclosures of Cash flow information:		
Cash paid for interest	$ 19,126	$ 14,170
Cash paid for income taxes	$ -	$ -
Supplemental Disclosures of Non-cash Investing and Financing Activities		
Common shares issued in conversion of convertible notes	$ 318,000	$ 415,000

GREEN POLKADOT BOX INCORPORATED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2013 and 2012

	2013	2012
Fixed assets acquired through capital lease	$ -	$ 36,393
Increase in debt discount on convertible debt	$ 208,151	$ 724,162
Increase in beneficial conversion feature on convertible debt	$ 1,000,691	$ -

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2013

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

On January 18, 2008, The Green Polka Dot Box, LLC ("GPDB LLC") was organized as a limited liability company (LLC) under the laws of the State of Utah.

On December 30, 2011, GPDB LLC filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. ("GPDB") and convert GPDB LLC to a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, GPDB LLC transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, GPDB issued shares of common stock (100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc. ("Vault"), through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault (the resultant entity, the "Company").

Vault, formerly MoneyFlow Systems International Inc. ("MoneyFlow"), was incorporated on April 25, 2001 under the laws of the State of Nevada. Security Bancorp Inc. ("Security Bancorp"), Vault's wholly owned subsidiary, was organized on August 3, 1992 in Alberta, Canada and was inactive until January 5, 1999 when it changed its name to Security Bancorp Inc. and began operations under the name CA$H STATION(R). In July 2001, Security Bancorp and MoneyFlow approved a share exchange agreement whereby MoneyFlow issued 14,000,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Security Bancorp. In connection with this agreement, Security Bancorp became a wholly owned subsidiary of MoneyFlow. On April 1, 2002, MoneyFlow formed a wholly owned Canadian subsidiary, Intercash POS Systems Ltd., ("Intercash") through which MoneyFlow conducted its Point-of-Sale business. Point-of-Sale terminals allow customers to use their debit and credit cards to make purchases and obtain cash on the premises of businesses. On August 31, 2004, MoneyFlow sold the majority of its Point-of-Sale business to BP Financial Corp. for approximately $258,000 in cash pursuant to a purchase and sale agreement, and Intercash is no longer an operating subsidiary of MoneyFlow. The Point-of-Sale terminals that were not part of the sale are being managed by Security Bancorp, and the Company does not plan to sell any new terminals.

Since May 1999, Security Bancorp was involved in successfully supplying, installing, maintaining and managing ATM machines which it places on the premises of property owners and businesses for the purpose and convenience of dispensing cash and other services. Security Bancorp is a member of the Automated Teller Machine Industry Association (ATMIA), which serves the industry in Canada and the United States. Security Bancorp has placed ATMs in convenience stores, grocery stores, service stations, hotels, motels, hospitals, night clubs, casinos, restaurants, truck stores, airports and many other locations. Security Bancorp's ATMs accept VISA, Mastercard, Interac, Maestro, Cirrus, Circuit and American Express (Canada). Security Bancorp has a website located at http://www.cashstation.net. Security Bancorp operates its ATMs under the trademark "CA$H STATION(R)."

In October 2004, MoneyFlow acquired Interglobe Investigation Services Inc. ("Interglobe"), organized on August 3, 1992 in British Columbia, pursuant to a share exchange agreement whereby MoneyFlow issued 500,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Interglobe, and Interglobe became a subsidiary of MoneyFlow. Interglobe provides security consulting services and related products and services to companies and individuals, and also supplies and installs custom remote access digital surveillance systems. Subsequent to the acquisition, during the second quarter of the 2005 fiscal year, MoneyFlow elected to divest itself of the physical surveillance part of the business. MoneyFlow continued to operate its digital surveillance business under the name Interglobe Security until the sale of the on-hand inventory.

During its fiscal year ended October 31, 2011, Vault completed an agreement pursuant to which it divested itself of all its ATM operations. Subsequent to the sale, management elected to consolidate all its operations and focus on growing its business and shareholder value through a leveraged investment approach with the intention of concentrating its efforts in the real estate sector. More particularly, management pursued opportunities in the southwestern United States with the emphasis being in Arizona, Nevada and California.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger (the "Agreement") to give effect to a reverse acquisition of GPDB by Vault, through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out its subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares.

This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. Following the completion of reverse merger, The Company changed its name from Vault America, Inc. to Green Polka Dot Box Incorporated. The Company also changed its reporting year-end from October 31 to December 31.

The Company has developed and now operates an innovative online membership business providing natural and organic foods, products and information to the marketplace. The mission of the Company is to educate consumers about good, healthy food choices and then offer those good choices at the best value possible. The Company's website is designed for members to "learn" and "shop".

The "learn" section of the website is designed to provide members an online publication of current information related to dietary lifestyle preferences and good nutrition and health practices that includes expert commentary, recipes, scientific discoveries, documented research, and the ability to ask questions and receive feedback. The Company plans to develop and complete the "learn" section of the website during 2013.

The "shop" section of the website provides members with hundreds of popular name brand products, healthy foods, supplements, cooking products, and household and personal care products including many of their favorite brands and items they are already using in their daily diet. Products will be priced at the best value possible based on wholesale bulk volume purchasing and membership rewards programs; and, then delivered directly to their homes.

The Company raised investment capital from the founder and private investors to fund the "start-up" of the Company, research into the organic and natural foods and products industry and market opportunities, and the design and development of a state-of-the-art website and online shopping. The Company began selling its products in December 2011.

Effective December 31, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles – Overall ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative.

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company began generating revenues in 2011 and generated losses totaling of $6,115,542 for the nine months ended September 30, 2013 and has accumulated losses of $17,579,899 through September 30, 2013.

During the nine months ended September 30, 2013, the Company raised $2,302,438 through the issuance of convertible notes and had sold $590,000 in shares of common stock and received $190,000 for preferred series A stock subscriptions. The Company believes it will need to raise an additional $5,000,000 to $5,500,000 to continue operations to a point where it may achieve positive cash flow.

The consolidated financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

We have prepared the accompanying financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim financial reporting. These consolidated financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our consolidated balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2013 due to seasonal and other factors. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP") have been omitted in accordance with the rules and regulations of the SEC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash balances at three financial institutions that are insured by the Federal Deposit Insurance Corporation.

Fixed Assets

The Company has fixed assets comprising of leasehold improvements, warehouse equipment, furniture and computer software and equipment, which are reflected on the books net of accumulated depreciation. Depreciation will be provided using the straight-line method over the estimated useful lives of the related assets ranging from 3 years to 10 years. Costs of maintenance and repairs will be charged to expense as incurred.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory

Inventory is valued at the lower of cost (on a first-in, first-out (FIFO) basis) or market. Inventory of $380,581 as of September 30, 2013 consists of finished goods that are packaged and awaiting shipment. The Company has set up a reserve for obsolescence of inventory based on its estimate of goods that may not sell prior to their "best if used by date." Inventory is only removed upon use. The Company purchases its inventory direct from the manufacturer and includes these costs in its Cost of Sales as well as its packaging supplies, shipping, freight and duties costs. The inventory reserve is $8,000 at September 30, 2013.

Recoverability of Long-Lived Assets

The Company reviews the recoverability of their long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale will be carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash, accounts payable, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company does not utilize derivative instruments.

Income Taxes

Effective January 2, 2012, the Company converted from operating its business as a limited liability company (LLC) to operating its business as a C Corporation. Prior to the conversion, the Company was treated as a partnership for federal and state income tax purposes, and all losses generated through December 31, 2011 were passed through to the individual members of the LLC and taxed at their respective tax rates.

Beginning January 2, 2012 the Company will be responsible for filing all applicable federal and state income tax returns as a C Corporation. Because the Company is operating at a loss it has not included a provision for income taxes in its financial statements for the period ended September 30, 2013. In the future, the tax provision for interim reporting periods, and the Company's quarterly estimate of our annual effective tax rate will be subject to significant volatility due to several factors, including variability in accurately predicting our pre-tax and taxable income and loss, changes in law and relative changes of expenses or losses for which tax benefits are not recognized.

The Company accounts for income taxes utilizing the liability method of accounting. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Membership Acquisition Fees

The Company pays an acquisition fee on the initial annual fee for each Club membership obtained through certain affiliates and marketing partners. These acquisition fees are recorded as a membership expense as a part of general and administrative expenses. During the nine months ended in September 30, 2013 and 2012, the number of membership acquisition fees paid for were 443 and 0 and the amounts were $11,075 and $0, respectively.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertainty in Income Taxes

The Company follows ASC 740-10, "*Accounting for Uncertainty in Income Taxes.*" This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. Management has adopted ASC 740-10 for 2012, and will evaluate their tax positions on an annual basis, and has determined that as of September 30, 2013, no additional accrual for income taxes is necessary.

Revenue Recognition

The Company generates revenue from the sale of 1) its products and 2) its memberships. The Company generally recognizes merchandise sales revenue from the sale of its products as follows:

1) Persuasive evidence of an arrangement exists;
2) Delivery has occurred;
3) The price to the buyer is fixed or determinable, and
4) Collectability is reasonably assured.

Membership revenue represents membership fees paid by substantially all of the Company's annual "Rewards" and "Club" members. The Company accounts for membership fee revenue on a deferred basis, whereby revenue is recognized ratably over the one-year membership period.

The Company received additional funds through the sale of its Founding Trust and Charter Memberships. Each Founding Trust Membership was sold for $2,000. This $2,000 fee is recorded as "deferred revenue". In addition, each member receives 2,500 points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Founding Trust Membership Agreement. Each Charter Membership was sold for $1,000. This $1,000 fee is recorded as "deferred revenue". In addition, each member receives 1,400 points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Charter Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points. The Company will amortize the deferred revenue for Founding Trust Members to current revenue based on a formula utilizing 80% of the first 2,500 or points that a member spends. The formula is based on the fact that each member will receive 2,500 points upon entering into the agreement. 2,000 of these points is for the cash paid to be a founding trust member and the 500 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales. The deferred revenue for Charter Members is reclassified to current revenue based on the same formula using the points earned on the initial payment of $1,000 for 1,400 points.

The Company's Founding Trust, Charter and Reward members may qualify for certain "discounts" on the products they purchase. Additionally, the Founding Trust and Rewards members may earn "reward points" which they may apply toward future purchases. The Company accounts for those "reward points" as "reward point liability" when they are earned and reclassifies the "reward point liability" when these points are redeemed to cost of sales, and the value of these reward points as a deferred cost that is reclassified to cost of sales when those points are redeemed.
Since the Company's sales are generated from online purchases of their merchandise, the customers use credits cards to pay for their purchases. The credit card companies generally take anywhere from two to three days to settle the cash into the Company's bank accounts. The sales are final upon order being placed. The sales that are not settled at the balance sheet date are reflected in cash as deposits in transit, as all sales are final.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented. The following is a reconciliation of the computation for basic and diluted EPS:

		September 30, 2013
Net Loss	$	(6,115,542)
Weighted-average common shares outstanding (Basic)		11,157,038
Weighted-average common stock Equivalents		-
Convertible Promissory Notes		1,460,585
Stock Options		2,567,110
Warrants		3,335,929
Weighted-average common shares outstanding (Diluted)	$	18,520,662

NOTE 3- INVENTORY

The Company only holds finished goods inventory. As of September 30, 2013, the Company has $380,581 in inventory comprising of the deliverable merchandise to customers. Inventories are accounted for using the first-in first-out ("FIFO") and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customer, returns to product vendors, or liquidations, and expected recoverable values of each such disposition.

These assumptions about future disposition of inventory are inherently uncertain. The Company has analyzed the inventory as of September 30, 2013 and recorded a reserve for inventory obsolescence of $8,000 based on the estimated amount of inventory that may not sell prior to its "best if used by" date.

NOTE 4- FIXED ASSETS

Fixed assets as of September 30, 2013 and December 31, 2012 were as follows:

Assets	Estimated Useful Lives (years)		September 30, 2013		December 31, 2012
Furniture and Equipment	7	$	20,879	$	20,879
Automobile	5		47,618		-
Software	3		116,390		116,390
Computer Equipment	5		132,043		112,979
Warehouse Equipment	5		291,480		291,480
Leasehold Improvements	10		22,083		22,083
			630,494		563,811
Less: accumulated depreciation			(271,618)		(181,857)
Fixed Assets, net		$	358,876	$	381,954

NOTE 4- FIXED ASSETS (CONTINUED)

There was $29,066 and $21,439 charged to operations for depreciation expense for the three months ended September 30, 2013 and 2012, respectively and $89,761 and $63,369 for the nine months ended September 30, 2013 and 2012, respectively. The Company continued to carry on its books capital leases for warehouse equipment totaling $192,025.

NOTE 5- STOCKHOLDERS DEFICIT

Preferred Stock

During the three months ended September 30, 2013, the certificate of incorporation was amended to authorize the issuance of 5,000,000 shares of preferred A stock with a par value of $0.001. Of these 5,000,000 authorized shares, 3,500,000 shares were designated as Series A Convertible Preferred Stock with a stated value of $6.00 per share and possesses the rights and preferences set forth below:

Rank: Series A Preferred Stock shall rank: (i) senior to any other class or series of outstanding preferred shares or series of capital stock of the Corporation; (ii) prior to all of the Corporation's common stock, $0.001 par value per share ("Common Stock"); (iii) prior to any class or series of capital stock of the Corporation hereafter created not specifically ranking by its terms senior to or on parity with any Series A Preferred Stock of whatever subdivision (collectively, with the Common Stock and the existing preferred stock, "Junior Securities"); and (iv) on parity with any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms on parity with the Series A Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Dividends: Holders of Series A Preferred Stock shall be entitled to receive, and the Corporation shall pay, a dividend of 8% of its Stated Value per annum, which dividend shall be paid to holders of Series A Preferred Stock, when and as declared by the Board of Directors that may be paid in cash out of funds legally available for such purpose or in additional shares of Series A Preferred Stock at its Stated Value, at the option of the holders, payable after one year following the Issuance Date (as defined hereinafter). Dividends on Series A Preferred Stock shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the original issue date ("Issùance Date") on a simple interest basis. Dividends on Series A Preferred Stock shall be payable on a quarterly basis, beginning from the first quarter of 2014. The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation unless full cumulative dividends on the Series A Preferred Stock have been paid, or declared and funds set apart for payment thereof.

Revenue Sharing: The holders of the Series A Preferred Stock, as a group, shall be entitled to receive an annual payment equal to an aggregate of 1% of the Corporation's quarterly gross revenue ("Shared Revenue") as reported in the Corporation's quarterly or annual financial statements prepared in accordance with United States generally accepted accounting principles and certified by the Corporation's Chief Executive Officer. The Shared Revenue shall be distributed pro rata among the holders of all the Series A Preferred Stock based on each holder's ownership percentage of the Series A Preferred Stock. The Shared Revenue shall be paid quarterly, within 45 days after the Corporation's quarterly end, which shall be delayed if the financial statements have not yet been completed by 30-days after the quarter end. The payment shall be made in cash or in additional shares of Series A Preferred Stock at its Stated Value, at the option of the holder. The first distribution of Shared Revenue shall begin after the Corporation's March 31, 2014 fiscal quarter end.

Conversion: Each holder of Series A Preferred Stock shall have the right, at such holder's option, at any time or from time to time from and after one year following the Issuance, to convert each share of Series A Preferred Stock into two fully-paid and non-assessable shares of Common Stock

During the three months ended September 30, 2013, the Company received $190,000 for 31,667 shares of preferred series A stock subscriptions. The shares have yet to be issued.

NOTE 5- STOCKHOLDERS DEFICIT (CONTINUED)

Common Stock

The Company has 11,570,038 common shares issued and outstanding at September 30, 2013.

On July 1, 2013, the Company issued 37,000 shares of common stock to a consultant for services valued at $146,150.

On September 20, 2013, the Company issued 185,185 shares of common stock for cash at $2.70 per share for a total consideration of $500,000. In addition to these shares, the Company issued common stock purchase warrants to purchase 370,370 shares of common stock at an exercise price of $3.00 per share. Along with these warrants, the Company agreed to reduce the exercise price on 555,555 previously issued common stock purchase warrants to this individual to $3.00 per share. All 925,925 common stock purchase warrants will expire on September 30, 2023.

Options

As of September 30, 2013, the Company has the following options outstanding:

Date Issued	Number Outstanding	Expiration Date	Exercise Price	Contractual Life (Years)	Value if Exercised
Prior - 01/01/12	-	-	$ -	-	$ -
Issued - 01/02/12	150,000	12/31/2018	0.67	5.25	100,500
Issued - 01/19/12	150,000	12/31/2018	0.67	5.25	100,500
Issued - 03/01/12	18,550	12/31/2016	0.03	3.25	557
Issued - 03/01/12	39,363	12/31/2016	0.54	3.25	21,256
Issued - 03/01/12	274,682	12/31/2016	0.67	3.25	184,037
Issued - 03/01/12	49,520	12/31/2017	0.67	4.25	33,178
Issued - 03/01/12	1,782,589	12/31/2018	0.67	5.25	1,194,335
Issued - 03/01/12	2,233,420	12/31/2019	0.67	6.25	1,496,391
Issued - 03/01/12	63,070	12/31/2020	0.67	7.25	42,257
Issued - 03/01/12	37,100	12/31/2019	1.35	6.25	50,085
Issued - 03/01/12	37,100	12/31/2017	2.16	4.25	80,136
Issued - 03/01/12	7,420	12/31/2018	2.16	5.25	16,027
Issued - 06/30/12	2,378	6/30/2017	3.00	3.75	7,134
Issued - 07/19/12	30,000	8/30/2020	0.67	6.9	20,100
Exercised - 03/29/12	(7,420)		0.67		(4,971)
Forfeited	(2,056,100)		0.67		(1,377,587)
Balance - 12/31/2012	2,811,672		0.70		1,963,935
Forfeited	(244,562)		0.67		(163,857)
Balance - 09/30/2013	2,567,110		$ 0.70		$ 1,800,078

NOTE 5- STOCKHOLDERS DEFICIT (CONTINUED)

Options (continued)

The Company has determined the estimated value of the options granted to employees and non-employees using the Black-Scholes pricing model and the following assumptions: stock price at valuation, $2.00-11.05; expected term of four to eight years, exercise price ranging from $0.03 to $3.00, a risk free interest rate of 0.62-1.04 percent, a dividend yield of 0 percent and volatility of 31-42 percent.

During the nine months ended September 30, 2013, the Company issued no additional options. During the nine months ended September 30, 2013, the Company cancelled 244,562 of its outstanding options and no stock options were exercised.

Of the 2,567,110 options outstanding at September 30, 2013, 1,461,867 are vested with the remaining 1,105,243 options vesting in December 2013 through 2015. As of September 30, 2013, the outstanding options have an intrinsic value of approximately $8.42 million. During the nine months ended September 30, 2013, the Company recognized $786,457 in stock based compensation related to the non-vested options.

Warrants

The Company issued 300,000 warrants in association with a convertible note payable that was issued in February 2013 and 50,000 warrants in association with a convertible note payable that was issued in April 2013. These warrants are 5-year warrants that have an exercise price of $3.00 per share.

On July 18, 2013, the Company issued 111,111 warrants in association with a convertible note payable. These warrants are 5-year warrants that have an exercise price of $4.05 per share.

On September 20, 2013, the Company issued 370,370 warrants in association with a convertible note payable. These warrants are 5-year warrants that have an exercise price of $3.00 per share. Along with these warrants, the Company agreed to reduce the exercise price on 555,555 previously issued common stock purchase warrants to this individual to $3.00 per share. All 925,925 common stock purchase warrants will expire on September 30, 2023.

On September 18, 2013, the Company entered a lease for the Mt. Pleasant Property from a director at a base rent of $6,500 per month for a term of 36 months. As additional consideration for the lease agreement, the Company issued a warrant to purchase 600,000 shares of common stock at an exercise price of $2.70 per share expiring on September 30, 2023.

The Company has the following warrants outstanding at September 30, 2013:

Number of Warrants	Maturity Date	Exercise Price
264,818	December 2016	$ 4.50
26,667	March 2017	$ 4.50
500,000	April 2017	$ 3.00
18,519	June 2017	$ 4.05
500,000	October 2015	$ 3.00
150,000	October 2015	$ 3.00
300,000	February 2018	$ 3.00
50,000	April 2018	$ 3.00
925,925	September 2023	$ 3.00
600,000	September 2018	$ 2.70
3,335,929		

NOTE 6- CONVERTIBLE PROMISSORY NOTES

In March 2013, the Company issued two convertible notes totaling $50,000 with a maturity dates of June 26, 2013. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the beneficial conversion feature recorded was $33,518 on the date of issuance. As of September 30, 2013, the principal balance of the notes was $50,000, with a remaining beneficial conversion feature of $0, and accrued interest totaling $3,342.

During April through June 2013, the Company issued convertible notes totaling $1,207,438 with maturity dates of 90 days. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the beneficial conversion features recorded was $600,692 on the date of issuance. As of September 30, 2013, the principal balance of the notes was $1,207,438, with a remaining beneficial conversion feature of $0, and accrued interest totaling $67,519.

During July through September 2013, the Company issued convertible notes totaling $380,000 with maturity dates of 90 days. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the beneficial conversion features recorded was $188,519 on the date of issuance. As of September 30, 2013, the principal balance of the notes was $380,000, with a remaining beneficial conversion feature of $121,798, and accrued interest totaling $14,325.

On July 18, 2013, the Company issued a convertible note for $300,000 with a maturity date of December 31, 2013. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 111,111 shares of the Company's Common Stock. The warrant has an exercise price of $4.05 per share and a contractual life of five years from the issuance date. The value of the beneficial conversion feature recorded was $138,889 and the debt discount related to the attached warrants was $100,457 on the date of issuance. As of September 30, 2013, the principal balance of the note was $300,000, with a remaining debt discount and beneficial conversion feature of $54,047 and $130,653, respectively, and accrued interest totaling $16,964.

Related Party – Board of Director

On February 28, 2013, the Company issued a convertible note for $300,000 with a maturity date of February 21, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 300,000 shares of the Company's Common Stock. The warrant has an exercise price of
$3.00 per share and a contractual life of five years from the issuance date. The value of the beneficial conversion feature recorded was $5,556 and the debt discount related to the attached warrants was $57,694 on the date of issuance. As of September 30, 2013, the principal balance of the note was $300,000, with a remaining debt discount and beneficial conversion feature of $50,711 and $5,033, respectively, and accrued interest totaling $30,082.

On April 5, 2013, the Company issued a convertible note for $50,000 with a maturity date of April 5, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 50,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of five years from the issuance date. The value of the beneficial conversion feature recorded was $33,518 and the debt discount related to the attached warrants was $50,000 on the date of issuance. As of September 30, 2013, the principal balance of the note was $50,000, with a remaining debt discount and beneficial conversion feature of $45,126 and $31,895, respectively, and accrued interest totaling $4,340.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE

"Founding Trust Membership" – the "Founding Trust Membership" is a lifetime membership agreement, that requires the member to pay $2,000. Upon payment of this fee, the member receives 2,000 reward points, plus an additional bonus of 500 points (value of $2,500 per member, $1 per point). In addition to the 2,500 reward points received for signing up, each member has the opportunity to receive an additional 2,000 points over 18 months if the criteria in the agreement are met. The Company has accounted for these "Founding Trust Membership Fees" as deferred revenue for the $2,000 paid. The Company will reclassify the $2,000 of deferred revenue to current period revenue based on a formula of the initial 2,500 points being used. Since the members receive 2,500 points initially, the deferred revenue will be recorded as current period revenue based on 80% of the first 2,500 points used (2,000/2,500). Additionally, the 2,500 points are classified as a reward point liability and deferred cost and written off to cost of sales when points per member are redeemed. The Company will accrue the additional 2,000 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Founding Trust" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the deferred costs will be reclassified to the cost of sales in the current period.

Charter Membership" – the "Charter Membership" is a lifetime membership agreement that requires the member to pay $1,000. Upon payment of this fee, the member receives 1,000 reward points, plus an additional bonus of 400 points (value of $1,400 per member, $1 per point). In addition to the 1,400 reward points received for signing up, each member has the opportunity to receive an additional 600 points over 15 months if the criteria in the agreement are met. The Company has accounted for these "Charter Membership Fees" as deferred revenue for the $1,000 paid. The Company will reclassify the $1,000 of deferred revenue to current period revenue based on a formula of the initial 1,400 points being used. Since the members receive 1,400 points initially, the deferred revenue will be recorded as current period revenue based on 80% of the first 1,400 points used (1,000/1,400). The Company will accrue the additional 600 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Charter" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the deferred costs will be reclassified to the cost of sales in the current period.

As of September 30, 2013, the "deferred revenue" for the "Founding Trust" and "Charter" members totals $0. In addition, the "reward point liability" at September 30, 2013 for the "Founding Trust" and "Charter" members totals $395,711. The Company has recorded $1,470,034 in current period revenue as a result of the redemption of reward points recorded as "deferred revenue". In addition, during the period the Company recorded a total of $1,318,604 as deferred costs and reward point liability that represents all of the points provided to "Founding Trust" and "Charter" members during the period for reward points that were given to them or earned by them above the points they initially paid for. Also during the period, $1,238,728 was reclassified to cost of sales for deferred costs and reward point liability used. The balance at September 30, 2013 for deferred costs was $395,711. As of September 30, 2013, the Company cancelled $2,753,962 membership and bonus points relating to the "Founding Trust" and "Charter" memberships. Thus the deferred costs account was lowered by this corresponding amount of $2,753,962.

"Rewards" – the "rewards" members pay an annual membership fee of $125 that is classified as deferred revenue and amortized by the Company over 12 months. The "rewards" members have the availability to earn rewards points for shopping in accordance with their agreement.

"Club" – the "Club" members' pay an annual membership fee of $50 that is classified as deferred revenue and amortized by the Company over 12 months. The "club" agreement was an early agreement the Company offered which enables the members to pay $50 per year to shop on the site. There is no reward point system for this membership class. "Club" members were offered the opportunity to upgrade their membership to the "Rewards" membership for $75.

Through September 30, 2013, the Company has a total of $93,087 in deferred revenue for "Rewards" and "Club" membership fees.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE (CONTINUED)

The reward points are detailed in the table below:

Year/Period	Membership Points	Bonus Points	Earned Points	Redeemed Points	Cancelled Points	Total
Balance, January 1, 2011	-	-	-	-	-	-
Point Activity for the Year 2011	547,979	-	-	(54,956)	-	493,023
Balance, December, 31, 2011	547,979	-	-	(54,956)	-	493,023
Point Activity for the Year 2012	889,555	2,319,157	198,976	(966,823)	-	2,440,865
Balance, December, 31, 2012	1,437,534	2,319,157	198,976	(1,021,779)	-	2,933,888
Point Activity for the Nine Month Period	70,205	1,051,664	196,735	(1,102,819)	(2,753,962)	(2,538,177)
Balance, September 30, 2013	1,507,739	3,370,821	395,711	(2,124,598)	(2,753,962)	395,711

Less than 1% of the Company's Founding Trust Memberships were sold to related parties.

NOTE 8- INCOME TAXES

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to The Green Polka Dot Box, Inc. Also, on January 2, 2012, the Company issued shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units.

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

As of September 30, 2013, there is no provision for income taxes, current or deferred.

	September 30, 2013
Net Operating losses	$ (3,482,566)
Valuation allowance	3,482,566
	$ -

At September 30, 2013, the Company had a net operating loss carry forward in the amount of $17,579,899, available to offset future taxable income through 2033. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

A reconciliation of the Company's effective tax rate as a percentage of income before taxes and federal statutory rate for the years ended September 30, 2013 is summarized below.

Federal statutory rate	34.00%
State income taxes, net of federal	0.00%
Valuation allowance	34.00%

NOTE 8- INCOME TAXES (CONTINUED)

		September 30, 2013
Income tax benefit at U.S. federal statutory rates:	$	(5,977,166)
Deferred Costs		134,542
Reward Point Liability		134,542
Deferred Revenue		31,650
Stock-based compensation		361,411
Stock issued for services		108,800
Derivative liability		1,307,861
Amortization of debit discount		173,949
Amortization of beneficial Conversion Feature		241,845
	$	(3,482,566)

NOTE 9- LEASE COMMITMENTS – RELATED PARTY

On September 18, 2013, the Company entered a lease for the Mt. Pleasant Property from a director at a base rent of $6,500 per month for a term of 36 months. As additional consideration for the lease agreement, the Company issued a warrant to purchase 600,000 shares of common stock at an exercise price of $2.70 per share expiring on September 30, 2023.

Future lease commitments are:

Year		Amount
2013	$	19,500
2014		78,000
2015		78,000
2016		58,500
	$	234,000

NOTE 10- SUBSEQUENT EVENTS

Subsequent to September 30, 2013, the Company has accepted funds in the amount of $15,000 for convertible notes that mature 90 days from issuance. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share.

In October 2013, the Company issued 130,000 shares of stock to three consultants for services rendered. The accounting for these transactions is still being reviewed.

On November 1, 2013, the Company received subscriptions for 15,000 shares of Preferred Series A Stock to an investor for $90,000 in cash.

On November 8, 2013, the Company received funds in the amount of $200,000 for a convertible note that matures on March 31, 2014. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The accounting for this transaction is still being reviewed.

The Company has evaluated all events or transactions that occurred after September 30, 2013, up through the date these financial statements were issued. Per our evaluation we noted no significant subsequent events that require disclosure, except for the events and transactions listed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company has incurred substantial losses because of its investment in and development of infrastructure including warehouse management systems, vendor/product procurement, website development, software development, and sales/marketing expenditures to build membership and increase sales. The purpose of all these investments and development is to complete preparations for a full-service fulfillment and product offering that is sustainable. In other words, the Company is laying a foundation upon which it intends to build a membership base and a wholesale distribution system for organic and non-GMO foods that, based on its surveys of its members regarding their interest in purchasing Living Produce and the anticipated revenue from its contract to supply Living Produce to Fresh Organics LLC and J&J Distributing, will enable the Company to operate profitably. This desired achievement requires extensive capitalization and time. Management believes that this "foundation-building" period is nearly complete and that it will be completed during the calendar quarter ending March 31, 2014, depending on the Company's ability to raise the capital necessary for the Living Produce Growing Center to fulfill the supply requirements of the Living Produce and J&J Distributing agreements. The Company believes that only when this infrastructure is completed, which cannot be predicated with any certainly because of the need to raise additional capital, the Company will see growth in membership and product sales on a level that will sustain positive cash flow and profitability.

Legacy membership liabilities of approximately $180,000 per month, lower than anticipated membership numbers, and lack of sales to members insufficient to generate enough gross margin to cover general and administrative overhead costs of approximately $114,000 per month have been the major contributing factors to the operational losses.

To resolve the legacy membership obligations, effective October 1, 2013, in accordance with the provisions of the membership agreements, the Company discontinued the "Account Basis" and "Trust Bonus" point exchange related to the legacy memberships. The Company conducted a national conference call with legacy members to explain the reasons for the decision. Since then, the Company has not received any complaints about the change.

Presently, the Company is generating approximately 2,400 orders per month at an average order value of $73.00. To achieve "break even" at the current order value rate the Company must generate approximately 12,500 orders per month to reach approximately $912,500 in gross revenues, monthly. The Company has set a goal to increase paid, active shopping membership from the current level of 4,300 to 15,000 during the first quarter of 2014 and increase order frequency.

Increases in membership will be achieved through the combination of a door-to-door selling activities to residents and businesses by local high school booster and PTA organizations, a holiday gift membership drive with all currently registered members, and campaigns with our local and national affiliates with indirect influence over 5,000,000 target customers.

Presently, the average active member orders approximately once every two months. Order frequency has been low due to the Company's inability to maintain full inventory levels consistently. Low inventory leads to abandoned carts and discourages membership from ordering. The Company expended $200,000 on in November 2013 to restore inventory. A challenge going forward will be to maintain full inventory as membership increases. Until the Company achieves consistent profitability and maintains good credit standing it will be difficult to obtain credit lines that can expand with the demand for goods. During 2014 it is likely that the Company will remain dependent on borrowing money or selling stock, or both, to raise sufficient capital to keep inventory in stock to match membership demand.

An additional way to increase order frequency will be the establishment of an East Coast-based distribution center. Approximately 70% of the Company's current membership is unable to order frozen/refrigerated goods, and delivery of goods to members living in the eastern U.S. currently requires four to five days. Both factors are major deterrents to order frequency and increasing sales revenue. With $1,000,000 in proceeds from this Regulation A offering the Company is planning to open and operate a new distribution center in the East to rectify these problems and make all products available to members living in the East with next day or second day delivery. Management believes that order levels would increase significantly with the addition of a eastern U.S. distribution center.

The Company is also in final stages of a beta testing for its "Total Flex" auto-ship program, a proprietary, dynamic auto-ship system that offers discount incentives (5%) and lower minimum purchase requirements ($50) for weekly, bi-weekly and monthly auto-ship orders. Management is confident that it can increase order frequency and increase monthly sales revenue per member by gaining member participation in this convenient service. Management's goal is the expansion of its food product offering and integration of Total Flex (including Living Produce) to eventually increase order frequency and revenue per order to exceed $200 per month per member and to increase member order frequency.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business, which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company is seeing a proven trend of greater acceptance of its business model of a membership and product offering to the consuming public for organic and non-GMA foods; it has proven its ability to attract health-minded consumers to membership. Much of this trend is evidenced by the Company's ability to identify powerful marketing alliances such as the Organic Consumers Association and Natural News, among many others. This trend is expected to increase in magnitude with the addition of numerous bloggers and affiliate marketing partners in specific dietary lifestyle areas including diabetes, cancer, heart disease, celiac disease and other food allergies, obesity and sports nutrition. The Company is also seeing as a major trend in the attraction of super marketing partners with large customer bases in tow to a wholesale or private label model, as evidenced by the Fresh Organics LLC agreement. Management believes that the Company has the potential to provide valuable wholesale services to other companies and organizations that do not have the infrastructure to fulfill orders of organic and natural, non-GMO foods. These trends will have a positive, favorable impact on the Company's growth both in the short and long term. Existing agreements and pending alliances suggest that the Company could triple sales in 2014 and achieve profitability; however, this projection is modest compared to the substantial growth expected in 2015 and beyond.

In its early history, the Company offered two types of memberships: a "Club" membership for a $50 annual fee and a "Reward" membership for a $125.00 annual fee. During 2011, the Company offered 10,000 Club memberships for free to promote the Green PolkaDot Box concept. Time and experience demonstrated that most members prefer the less expensive Club membership so the Company stopped offering the Reward membership at the end of 2012. As of November 30, 2013, the Company has a total of 5,970 members, including 3,174 Club members.

The Company continues to attract paid Club memberships, selling 1,948 Club memberships during the nine months ended September 30, 2013 compared to the sale of approximately 1,400 Club memberships sold during the comparable period in 2012. The Company sold 516 Club memberships during the three months ended September 30, 2013 compared to 812 Club memberships sold during the comparable period of 2012. Of the total 1,997 Club memberships sold in 2012, 1,194 Club memberships were renewed through September 30, 2013.

Much of the Company's growth in membership comes through word-of-mouth advertising: members telling members, and recommendations from prominent health-oriented organizations such as the Organic Consumers Association, Natural News, the Hippocrates Institute, and many others that have influence with our target consumers.

The Company is also attracting bloggers and Web sites to promote membership. The Company pays approximately $25.00 in acquisition fees for the initial annual fee for each Club membership where an acquisition fee is paid to the Company's affiliate and marketing partners.

Management of the Company has identified other means for acquiring additional members and will use a portion of the offering proceeds to develop new marketing channels through an aggressive door-to-door selling campaign, direct response advertising, and commercial spots to acquire customers at an even faster rate.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: (5.4)%. What is the anticipated gross margin for next year of operations? Approximately 20%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company has experienced negative gross margin on sales to date, primarily because of legacy membership obligations. Though these obligations will continue for the next 18 to 24 months, management anticipates that increases in membership and product sales will exceed the operating deficit caused by these obligations in 2013. The current modeled gross margin is projected at a blended rate of approximately 24% for the year ending December 31, 2014 and it is expected to increase to approximately 32% by the end of 2015.

49. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

Not applicable

PART III — EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit
2.1	Articles of Incorporation of Green PolkaDot Box Incorporated, as amended*
2.2	Bylaws of Green PolkaDot Box Incorporated*
3.1	2012 Stock Option Plan of Green PolkaDot Box Incorporated*
3.2	Form of Incentive Stock Option Agreement of Green PolkaDot Box Incorporated*
3.3	Form of Non-statutory Stock Option Agreement of Green PolkaDot Box Incorporated*
3.4	Form of Warrant of Green PolkaDot Box Incorporated*
4.	Subscription Agreement for Shares of Green PolkaDot Box Incorporated
6.1	Amended and Restated Convertible Secured Promissory Note and Loan Agreement dated April 5, 2013 between William Roberts and Green PolkaDot Box Incorporated*
6.2	Amended and Restated Security Agreement dated April 5, 2013 between William Roberts and Green PolkaDot Box Incorporated*
6.3	Amended and Restated Convertible Promissory Note dated July 18, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated*
6.4	Amended and Restated Note Purchase Agreement dated July 18, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated*
6.5	Consulting Services Agreement dated April 16, 2013 between Future Growing LLC and Green PolkaDot Box Incorporated*
6.6	Contract for Commercial Tower Garden Farm dated August 28, 2013 between Future Growing LLC and Green PolkaDot Box Incorporated*
6.7	Growing, Supply, Packing, Sales, and Purchase Agreement dated August 12, 2013 between Fresh Organics LLC and Green PolkaDot Box Incorporated*
6.8	Lease Agreement dated September 18, 2013 between William Roberts and Green PolkaDot Box Incorporated*
6.9	Subscription Agreement for Common Stock dated September 20, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated*
6.10	Trust Deed Note and Trust Deed dated October 2, 2013 made by Green PolkaDot Box Incorporated in favor of Anna Venice Sorensen, Trustee of The Lee Ray and Anna Venice Sorensen Trust*
6.11	Option Agreement dated July 1, 2013 between Green PolkaDot Box Incorporated and Kodiak Capital Group, LLC
6.12	Growing, Supply, Packing, Sales, and Purchase Agreement dated October 29, 2013 between J&J Distributing Co. and Green PolkaDot Box Incorporated

6.13	Convertible Secured Promissory Note and Loan Agreement dated November 8, 2013 between William Roberts and Green PolkaDot Box Incorporated
6.14	Common Stock Purchase Warrant dated September 20, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated
6.15	Common Stock Purchase Warrant dated November 8, 2013 between William Roberts and Green PolkaDot Box Incorporated
11.1	Opinion of Wilson & Oskam, LLP

* Previously filed

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mt. Pleasant, State of Utah, on December 6, 2013.

GREEN POLKADOT BOX INCORPORATED



By: ______________________________
Rod A. Smith, President, Chief Executive Officer,
and Chief Financial Officer

EXHIBIT 4

Form of Subscription Agreement

THIS SUBSCRIPTION AGREEMENT IS EXECUTED IN RELIANCE UPON REGULATION A PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NONE OF THE SECURITIES TO WHICH THIS SUBSCRIPTION RELATES HAVE BEEN REGISTERED OR QUALIFIED UNDER ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED OR QUALIFIED, NONE MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, EXCEPT IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN ACCORDANCE WITH THE SECURITIES ACT.

GREEN POLKADOT BOX INCORPORATED

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT ("Subscription Agreement") is made as of this ___ day of ________, 2014 between Green Polkadot Box Incorporated, a Nevada corporation (the "Company"), and the undersigned (the "Subscriber").

WHEREAS, in accordance with the terms of the Offering Circular dated January __, 2014 (such Offering Circular, together with all amendments thereof and supplements and exhibits thereto, the "Offering Circular"), the Company is conducting an offering (the "Offering") of up to 1,851,851 shares of Common Stock, par value $0.001 per share (the "Common Shares"), for aggregate gross proceeds of up to a maximum of $4,999,997.70 (the "Maximum Offering") at $2.70 per Common Share. The minimum investment is 1,000 shares or $2,700. The Offering is being made pursuant to the Securities Act of 1933, as amended (the "Securities Act") and Regulation A promulgated thereunder; and

WHEREAS, the Subscriber desires to purchase that number of Common Shares set forth on such signature page hereof on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR COMMON SHARES; COVENANTS OF THE COMPANY

1.1 Subscription for Common Shares. Subject to the terms and conditions hereinafter set forth and in the Offering Circular, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company, and the Company agrees to sell to the Subscriber, such number of Common Shares as is set forth on the signature page hereof. The purchase price is payable by check mailed to the Company at the address set forth in Section 5.1 below or by wire transfer to the Company in accordance with the wire instructions set forth below:

Bank:	Central Bank
Bank Address:	1 North Main, Spanish Fork, UT 84660
ABA Number:	124300327
Account Name:	Green Polkadot Box Incorporated
Account Number:	061124715

1.2 Offering Period. The Common Shares will be offered for sale until the earlier of (i) the date upon which subscriptions for the Maximum Offering offered hereunder have been accepted, (ii) June 30, 2014, or (iii) the date upon which the Company elects to terminate the Offering (the "Termination Date"). The Offering is being conducted on a "best-efforts" basis.

1.3 Closing. The Company may hold an initial closing ("Initial Closing") at any time after the receipt of accepted subscriptions prior to the Termination Date. After the Initial Closing, subsequent closings with respect to additional Common Shares may take place at any time prior to the Termination Date as determined by the Company, with respect to subscriptions accepted prior to the Termination Date (each such closing, together with the Initial Closing, being referred to as a "Closing"). The last Closing of the Offering, occurring on or prior to the Termination Date, shall be referred to as the "Final Closing". Any subscription documents or funds received after the Final Closing will be returned, without interest or deduction. In the event that the any Closing does not occur prior to the Termination Date, all amounts paid by the Subscriber shall be returned to the Subscriber, without interest or deduction.

II. REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER

The Subscriber represents and warrants to the Company, with the intent that the Company will rely thereon, that:

2.1 Investment Purpose. The Subscriber is purchasing the Common Shares as principal for its own account. The Subscriber is purchasing the Common Shares for investment purposes only and not with an intent or view towards further sale or distribution (as such term is used in Section 2(11) of the Securities Act) thereof, and has not pre-arranged any sale with any other purchaser and has no plans to enter into any such agreement or arrangement.

2.4 Risk of Investment. The Subscriber recognizes that the purchase of the Common Shares involves a high degree of risk in that: (a) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Common Shares; (b) transferability of the Common Shares is limited; and (c) the Company may require substantial additional funds to operate its business and subsequent equity financings will dilute the ownership and voting interests of Subscriber.

2.6 Prior Investment Experience. The Subscriber is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of its investments, and to make an informed decision relating thereto, and to protect its own interests in connection with the purchase of the Common Shares.

2.7 Information. The Subscriber acknowledges careful review of this Subscription Agreement and the Offering Circular (the "Offering Documents"), which the undersigned acknowledges have been provided to the undersigned. The undersigned has been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of this Offering and the Offering Documents and to obtain such additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of same as the undersigned reasonably desires in order to evaluate the investment. The undersigned understands the Offering Documents, and the undersigned has had the opportunity to discuss any questions regarding any of the Offering Documents with its counsel or other advisor. Notwithstanding the foregoing, the only information upon which the undersigned has relied is that set forth in the Offering Documents. The undersigned has received no representations or warranties from the Company, its employees, agents or attorneys in making this investment decision other than as set forth in the Offering Documents. The undersigned does not desire to receive any further information.

2.8 Investment Decision. In making the decision to invest in the Common Shares the Subscriber has relied solely upon the information provided by the Company in the Offering Materials. To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Subscription Agreement and the purchase of the Common Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Common Shares other than the Offering Documents.

2.9 No Representations. The Subscriber hereby represents that, except as expressly set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Company or any agent, employee or affiliate of the Company, and in entering into this transaction the Subscriber is not relying on any information other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

2.10 Tax Consequences. The Subscriber acknowledges that the Offering may involve tax consequences and that the contents of the Offering Documents do not contain tax advice or information. The Subscriber acknowledges that it must retain its own professional advisors to evaluate the tax and other consequences of an investment in the Common Shares.

2.11 No Recommendation or Endorsement. The Subscriber understands that no federal, state or other regulatory authority has passed on or made any recommendation or endorsement of the Common Shares. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this Subscription Agreement or the Offering Circular. Any representation to the contrary is a criminal offense.

2.13 The Subscriber. The Subscriber (i) if a natural person, represents that the Subscriber has reached the age of 21 and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; (ii) if a corporation, partnership, or limited liability company or partnership, or association, joint stock company, trust, unincorporated organization or other entity, represents that such entity was not formed for the specific purpose of acquiring the Common Shares, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Common Shares, the execution and delivery of this Subscription has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (iii) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription and make an investment in the Company, and represents that this Subscription constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound;

2.15 Address. The Subscriber hereby represents that the address of the Subscriber furnished by the Subscriber at the end of this Subscription Agreement is the undersigned's principal residence if the Subscriber is an individual or its principal business address if it is a corporation or other entity.

2.16 Survival. The representations and warranties of the Subscriber contained herein will be true at the date of execution of this Subscription Agreement by the Subscriber and as of the Closing Date in all material respects as though such representations and warranties were made as of such times and shall survive the Closing Date and the delivery of the Common Shares. The Subscriber agrees that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Common Shares.

III. REPRESENTATIONS BY THE COMPANY

The Company represents and warrants to the Subscriber, except as set forth in the disclosure schedules attached hereto:

3.1 Organization. The Company is duly organized and validly existing in good standing under the laws of the the State of Nevada. The Company has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted, and is registered or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the location of the properties owned or leased by it requires such qualification and where the failure to be so qualified would have a material adverse effect upon the

Company's financial condition (a "Material Adverse Effect"), and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.

3.2 Due Authorization and Valid Issuance. The Company has all requisite power and authority to execute, deliver and perform its obligations under the Offering Documents, and when executed and delivered by the Company will constitute legal, valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, and except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally, and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 Noncontravention. The execution and delivery of the Offering Documents, the issuance and sale of the Common Shares under the Offering Documents, the fulfillment of the terms of the Offering Documents, and the consummation of the transactions contemplated thereby will not (i) conflict with or constitute a violation of, or default (with the passage of time or otherwise) under (1) any material bond, debenture, note or other evidence of indebtedness, lease, contract, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company is a party or by which it or any of its properties are bound, (2) the charter, bylaws or other organizational documents of the Company or any subsidiary or (3) any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or its properties, except for any such conflicts, violations or defaults that are not reasonably likely to have a Material Adverse Effect, or (ii) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Company or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any material bond, debenture, note or any other evidence of indebtedness, indenture, mortgage, deed of trust or any other agreement or instrument to which the Company is a party or by which it is bound or to which any of the material property or assets of the Company is subject. No consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, or other governmental body in the United States or any other person is required for the execution and delivery of the Offering Documents and the valid issuance and sale of the Common Shares to be sold pursuant to the Offering Documents, other than such as have been made or obtained, and except for any post-closing securities filings or notifications required to be made under federal or state securities laws.

3.4 No Violation. The Company is not (a) in violation of its charter, bylaws or other organizational document; (b) in violation of any law,

IV. INDEMNIFICATION

4.1 The Subscriber agrees to indemnify and hold harmless the Company, placement agent, if any, against and in respect of any and all loss, liability, claim, damage, deficiency, and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses whatsoever (including, but not limited to, attorneys' fees reasonably incurred in investigating, preparing, or defending against any litigation commenced or threatened or any claim whatsoever through all appeals) arising out of or based upon any false representation or warranty or breach or failure by the Subscriber to comply with any covenant, representation or other provision made by it herein or in any other document furnished by it in connection with this Subscription Agreement, provided, however, that such indemnity, shall in no event exceed the net proceeds received by the Company from the Subscriber as a result of the sale of Common Shares to the Subscriber.

4.2 The Company agrees to indemnify and hold harmless the Subscriber against and in respect of any and all loss, liability, claim, damage, deficiency, and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses whatsoever (including, but not limited to, attorneys' fees reasonably incurred in investigating, preparing, or defending against any litigation commenced or threatened or any claim whatsoever through all appeals) arising out of or based upon any false representation or warranty or breach or failure by the Company to comply with any covenant, representation or other provision made by it herein or in any other document furnished by it in connection with this Subscription Agreement.

V. MISCELLANEOUS

5.1 Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Subscription Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally, (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), or (c) one (1) business day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

To the Company:

Green PolkaDot Box Incorporated
1450 South Blackhawk Boulevard
Mount Pleasant, Utah 84647
Attention: Rod Smith
Telephone: (801) 478-2500
Facsimile: 877-663-2217

With a copy to (which shall not constitute notice):

Wilson & Oskam, P.C.
9110 Irvine Center Drive
Irvine, California 92618
Attention: Christopher A. Wilson
Telephone: (949) 752-1100
Facsimile: (949) 752-1144

If to the Subscriber, to its address and facsimile number set forth at the end of this Subscription Agreement, or to such other address and/or facsimile number and/or to the attention of such other person as specified by written notice given to the Company five (5) days prior to the effectiveness of such change. Written confirmation of receipt (a) given by the recipient of such notice, consent, waiver or other communication, (b) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission, or (c) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (a), (b) or (c) above, respectively.

5.2 Entire Agreement; Amendment; Waiver. This Subscription Agreement supersedes all other prior oral or written agreements between the Subscriber, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Subscription Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Subscriber makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Subscription Agreement may be amended or waived other than by an instrument in writing signed by the Company and the holders of at least a majority of the Common Shares then outstanding (or if prior to the closing, the Subscribers purchasing at least a majority of the Common Shares to be purchased at the closing). No such amendment shall be effective to the extent that it applies to less than all of the holders of the Common Shares then outstanding.

5.3 Severability. If any provision of this Subscription Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Subscription Agreement in that jurisdiction or the validity or enforceability of any provision of this Subscription Agreement in any other jurisdiction.

5.4 Governing Law; Jurisdiction; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Subscription Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in New York County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Subscription Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection with or arising out of this Subscription Agreement or any transaction contemplated hereby.

5.5 Headings. The headings of this Subscription Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Subscription Agreement.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Subscription Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority the Common Shares then outstanding, except by merger or consolidation. The Subscriber shall not assign its rights hereunder without the consent of the Company, which consent shall not be unreasonably withheld.

5.7 No Third Party Beneficiaries. This Subscription Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

5.8 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

5.9 Legal Effect. The Subscriber acknowledges that: (a) it has read this Agreement and the exhibits hereto; and (b) it understands the terms and consequences of this Agreement and is fully aware of its legal and binding effect.

5.10 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

5.11 Independent Legal Advice. The parties hereto acknowledge that they have each received independent legal advice with respect to the terms of this Agreement and the transactions contemplated herein or have knowingly and willingly elected not to do so

5.12 Counterparts. This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

NUMBER OF COMMON SHARES BEING PURCHASED: ____________________

______ x $2.70 per Share

$____________________

(the "Purchase Price")

Signature	Signature (if purchasing jointly)
Name Typed or Printed	Name Typed or Printed
Title (if Subscriber is an Entity)	Title (if Subscriber is an Entity)
Entity Name (if applicable)	Entity Name (if applicable
Address	Address
City, State and Zip Code	City, State and Zip Code
Telephone-Business	Telephone-Business
Telephone-Residence	Telephone-Residence
Facsimile-Business	Facsimile-Business
Facsimile-Residence	Facsimile-Residence
Tax ID # or Social Security #	Tax ID # or Social Security #

Name in which Common Shares should be issued:

____

Dated: ______________, 2014

This Subscription Agreement is agreed to and accepted as of ______________, 2014.

Green PolkaDot Box Incorporated

By:_________________________________
Name: Rod Smith
Title: President and Chief Executive Officer

CERTIFICATE OF SIGNATORY

(To be completed if Common Shares are
being subscribed for by an entity)

I, ____________________________, am the ____________________________ of ____ (the "Entity").

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and to purchase and hold the Common Shares (including the shares of Common Stock issuable upon conversion of Common Shares), and certify further that the Subscription Agreement has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have set my hand this ________ day of ________________, 2014

____
(Signature)

EXHIBIT 6.11

Option Agreement

dated July 1, 2013

between Green PolkaDot Box Incorporated and Kodiak Capital Group, LLC

OPTION AGREEMENT

THIS AGREEMENT is made this 1st day of July, 2013 by and between Green PolkaDot Box Incorporated (the "Company") and Kodiak Capital Group, LLC ("Kodiak").

In consideration of the mutual promises, representations, warrants and covenants contained herein, THE PARTIES HERETO AGREE AS FOLLOWS:

1 The Company hereby grants to Kodiak an option to purchase up to 740,740 shares of the Company's common stock at $2.70 per share after a Form 1/A, registering the underlying stock, has been approved by the Securities and Exchange Commission. The option can be exercised at any time prior to July 1st, 2014.

2 To exercise the option, Kodiak will notify the Company of the amount of shares it is purchasing by sending an email to the Company: Green Polka Dot Box, Incorporated

3 Within twenty-four hours of receiving the email, the Company will send Kodiak a certificate representing the shares to:

Kodiak Capital Group, LLC
260 Newport Center Drive
Newport Beach, CA 92660

4 Within three-days of receiving the shares, Kodiak will wire transfer the exercise price to the Company according to the following instructions.

Bank Name: Central Bank
ABA/Routing #: 124300327
ACCOUNT #: 061124715
ACCOUNT NAME: Green Polka Dot Box, Incorporated
ADDRESS: 1 North Main, Spanish Fork, Utah 84660

AGREED TO AND ACCEPTED as of the date first above written.

GREEN POLKADOT BOX INC.



By:____________________

KODIAK CAPITAL GROUP, LLC



By:____________________

EXHIBIT 6.12

Growing, Supply, Packing, Sales, and Purchase Agreement

dated October 29, 2013

between J&J Distributing Co. and Green PolkaDot Box Incorporated

GROWING, SUPPLY, PACKING, SALES, AND PURCHASE AGREEMENT

This Growing, Packing, Sales, and Purchase Agreement (this "Agreement"), effective OCTOBER 29, 2013 (the "Effective Date"), is entered into by and between J & J DISTRIBUTING ("J & J"), a Minnesota limited liability company with its principal offices located in 653 Rice Street, Minneapolis, Minnesota and GREEN POLKADOT BOX INCORPORATED ("GPDB"), a Nevada corporation with its principal offices located at 1450 South Blackhawk Boulevard, Mt. Pleasant, Utah 84647.

RECITALS:

WHEREAS, J & J distributes and sells certified organic products to its commercial clients located in Minnesota and surrounding states; and

WHEREAS, GPDB will conduct certified organic farming operations in the United States, growing the products listed in Exhibit "B," a copy of which is attached hereto and incorporated herein by this reference and as amended from time to time by the mutual agreement of the parties ("ORGANIC PRODUCTS"), at a facility being developed in Sanpete County, Utah and, eventually, at a second facility in the area of Mankato, Florida to be planned ("GPDB's Facilities"); and

WHEREAS, J & J desires to buy ORGANIC PRODUCTS from GPDB during the term of this Agreement at the volumes and prices set forth in Exhibit "B," which volumes and pricing will be fixed until December 31, 2014 but shall be subject to increase as hereinafter provided;

NOW THEREFORE, in consideration of the mutual promises set forth herein and for other valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties agree to the following:

1. Term: The term of this Agreement shall commence on the Effective Date of this Agreement and terminate on December 31, 2033 (the "Original Term"). This Agreement will extend on an annual basis for successive one-year terms (each such year is hereinafter referred to as an "Annual Extended Term") beginning on January 1st and ending on December 31st of each Annual Extended Term unless cancelled or terminated in writing by either party on three month's written notice prior to the end of the Original Term or any Annual Extended Term. "Term," as used herein, shall refer to the Original Term and any Annual Extended Term.


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2. Purchase and Sale of ORGANIC PRODUCTS. J & J agrees to buy and GPDB agrees to sell ORGANIC PRODUCTS in accordance with the schedule set forth in Exhibit "B," subject to increase of the prices and volumes as hereinafter provided. The parties agree that volumes and pricing will be fixed until December 31, 2016 but shall be subject to quarterly increases thereafter based on the mutual agreement of the parties.

a. **Payments.** J & J's obligation to make payments to the GPDB hereunder is absolute and unconditional and GPDB's rights shall not be subject to any defense, set-off, counterclaim or recoupment which J & J may have against the GPDB or by reason of any indebtedness or liability at any time owing by GPDB to J & J.

b. **Holder in Due Course.** GPDB, its successors, assigns and endorsees shall in all respects be deemed a holder in due course, and any rights to assert that such holder or subsequent holder is not a holder in due course are hereby expressly waived by J & J.

c. **Required Minimum Payment**. Notwithstanding anything to the contrary contained herein, and irrespective of the amounts of ORGANIC PRODUCTS actually provided to J & J by GPDB, J & J hereby promises to pay to GPDB, in accordance with the pricing and volumes set forth in EXHIBIT "B," a minimum total of **$3,538,352** on an annualized basis (the "Required Minimum Payment"), plus any increases thereafter based on the mutual agreement of the parties. J & J's payment of the Required Minimum Payment is absolute and unconditional and the rights of GPDB to receive an amount from J & J of no less than the Required Minimum Payment shall not be subject to any defense, including but not limited to the bankruptcy or insolvency of GPDB, set-off, counter claim or recoupment which J & J may have against GPDB for any reason whatsoever.

d. **Monetization Financing.** Notwithstanding anything to the contrary contained herein, both parties acknowledge that a secondary purpose of this Agreement is to allow GPDB to utilize the strength of J & J's Minimum Payment Guarantee, to enter into a Monetization Financing agreement—for development and construction of greenhouses and a processing center, including


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processing equipment—with a third party (Lender) with J & J's financial and credit information, including a Dun & Bradstreet score. Accordingly, J & J will provide the Lender, upon request, with any financial information, including credit information, it may require for due diligence pertaining to prospective financing.

3. GPDB's Responsibilities:

a. GPDB, in accordance with the terms and conditions of this Agreement, will supply all contracted ORGANIC PRODUCTS in the contracted volumes at the contracted prices as set forth in Exhibit "B," as adjusted on a quarterly basis as provided for in Sections 2 above and 3(g) below.

b. GPDB will invest approximately $20 million dollars to construct, develop and operate greenhouse growing and processing/packing operations at GPDB's facilities for the purpose of producing and harvesting ORGANIC PRODUCTS to be processed (i.e. sorted, graded, cooled, and packed at GPDB's cost and expense) into labeled and branded boxes, or bins, provided by J & J for sale in accordance with (i) industry standards, complying with all applicable laws and regulations of the United States, which meet USDA #1 National Organic Program grade standards, and (ii) J & J' instructions and specifications as to packing requirements and labels as they may from time-to-time provide, if applicable, so long as such instructions are in accordance with generally accepted industry standards.

c. GPDB will provide to J & J the locations of its farm operations at which the ORGANIC PRODUCTS will be grown, as well as planting dates, projected harvest schedules, and estimated crop yield on each January 15th, April 15th, July 15th, and October 15th during the Term of this Agreement.

d. GPDB shall grow the ORGANIC PRODUCTS in such a manner that such ORGANIC PRODUCTS may be legally sold in United States and will make the ORGANIC PRODUCTS available for pick up at GPDB facilities promptly after harvest under optimal post-harvest, packing and cooling conditions. All means and costs associated with shipping products to J & J's designated delivery sites will be paid by J & J.


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e. GPDB will assure J & J year-round supplies from their organic greenhouse farming operations.

f. GPDB will start growing its organic produce as set forth in Exhibit "B."

g. GPDB's initial annual growing and production volumes and agreed prices are listed in Exhibit "B," subject to adjustment on a quarterly basis by agreement of the parties by amending Exhibit "B." The parties agree to work in good faith to achieve additional sales and incremental growth to increase purchase volumes under the terms of this Agreement.

h. GPDB understands and agrees that, if required, it will use of J & J-branded cartons, labels and stickers, graphics, designs, logos, trademarks, trade names, and artwork for packing or branding said ORGANIC PRODUCTS subject to this Agreement and they may not be used for any other purpose.

i. GPDB, during the term of this Agreement, shall not market directly or indirectly ORGANIC PRODUCTS to J & J clients and markets listed in Exhibit "A" (the "Exclusive Clients and Markets"). The Exclusive Clients and Markets shall not include restaurants and food service business or sales to them by GPDB through their respective distributors of GPDB-branded produce. As the parties develop their respective businesses, they agree to inform one another of their additional clients and markets, respectively, and to amend Exhibit "A" by mutual agreement to reflect such additional clients and markets. In the event of any conflict regarding clients and markets, the parties agree to negotiate in good faith to resolve such potential conflicts.

j. GPDB will pack the ORGANIC PRODUCTS into packing materials specified and provided by J & J, at its cost, including but not limited to plastics, packing containers, cartons, labels, pallets, pallet corners, and stretch (hereinafter collectively referred to as "Packaging Materials").

4. J & J' Responsibilities:

a. J & J, under this Agreement, will (i) supply at its sole cost all Packaging Materials, (ii) order ORGANIC PRODUCTS from time to


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time in accordance with the purchase order form submitted to GPDB by J & J ("Purchase Orders"), (iii) designate and contract with its approved carriers for shipment of ORGANIC PRODUCTS at its cost, (iv) pay for all contracted ORGANIC PRODUCTS, at the contracted volumes and prices set forth in Exhibit "B" during the Term of this Agreement by bank wire transfer to GPDB not later than 20 days after each shipment of ORGANIC PRODUCTS from GPDB's Facilities.

b. J & J will provide a market for ORGANIC PRODUCTS that meet its clients' quality standards and conditions.

c. Based on the Purchase Orders submitted by J & J to GPDB, J & J will provide GPDB weekly a detailed packing program projecting Purchase Orders six-months in advance during the term of this Agreement, in order for GPDB to grow ORGANIC PRODUCTS on schedule, as required. The Purchase Orders are to be executed in multiple weekly deliveries according to a series of weekly planned call-offs.

e. J & J will, at its sole expense, supply film and bags to GPDB for packaging the ORGANIC PRODUCTS with the J & J branding on labels and Packaging Materials.

f. J & J will assume responsibility for ORGANIC PRODUCTS upon receipt at GPDB facilities.

5. **Food Safety Requirements and Warranties**: GPDB hereby warrants, represents, and guarantees the following as of the date of receipt of ORGANIC PRODUCTS by J & J:

a. All CERTIFIED ORGANIC VEGETABLES have been grown by GPDB following the instructions and guidelines set by the National Organic Program (NOP).

b. GPDB shall obtain all organic certifications as requested by J & J' markets and clients.

c. Good Agricultural Practices (GAP's): GPDB shall develop and maintain effective GAP's which will ensure that areas where contamination can occur during the growing, harvesting, cooling, processing, and transporting phase of production of ORGANIC


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PRODUCTS are identified and that appropriate and effective preventative measures are taken. All GAP's shall, at a minimum, follow and comply with the guidelines set fort and identified at:

http://www.cfsan.fda.gov/~dms/prodguid.html.

d. Good Manufacturing Practices (GMP's): GPDB shall develop and maintain GMP's which will ensure that areas where contamination can occur within the harvesting, packing, and cooling phase are identified and that appropriate and effective contamination preventative measures are taken. All GMP's shall follow and comply with the guidelines set forth and identified at:

http://www.cfsan.fda.gov/~lrd/cfr110.html.

e. GPDB shall develop and maintain procedures that establish and continually identify relevant control points in the production of ORGANIC PRODUCTS to ensure pesticide-free, clean vegetables. GPDB processes and controls shall not allow shipment of ORGANIC PRODUCTS to J & J if the established MRL was exceeded. GPDB's tolerance records shall be maintained for a period of two years from their creation and J & J and its clients may review all such records and/or conduct additional testing at any reasonable time.

f. Trace Back/Recall Program: GPDB shall comply with the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, in addition to any federal regulations applicable to entities working with food items requiring the ability to trace back and recall any food item to the place of production. GPDB must develop and maintain standard operating procedures that ensure that an effective trace back and recall system is in place. It is recommended that a mock trace back and recall exercise be performed at least once a year.

g. Annual Food Safety Audits: GPDB and J & J shall both conduct, through an approved third party auditor, such as Primus, Davis Fresh, BRC, NSF Cook & Thurber or Silliker ("Approved Third Party Auditors"), annual GMP audits ("Audits"). Copies of all Audits must be provided by either party for review, analysis, and retention.

h. Warranties: GPDB warrants that all ORGANIC PRODUCTS to be provided to J & J under this Agreement (i) will meet USDA #1


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grade National Organic Program (NOP) standards (ii) will not be "adulterated" or "misbranded" (as those terms are given meaning within the Federal Food, Drug and Cosmetic Act), (iii) are free of contaminants and unlawful pesticides, (iv) are grown, harvested, packed, and cooled in accordance with standards set by the FDA and USDA, (v) are properly labeled in conformance with United States regulatory requirements, and (vi) will conform to and comply with all applicable federal, state, and local pure organic food statutes, regulations, ordinances, and standards pertaining to the ORGANIC PRODUCTS, including but not limited to the Bioterrorism Act of 2002 and the Food Safety Modernization Act. GPDB will indemnify and hold harmless J & J for all liabilities arising from willful or negligible breach of this warranty.

8. Insurance and Indemnification:

a. Insurance: GPDB will maintain at all times hereunder, at its sole cost and expense, the following types and coverage amounts of insurance:

   i. Workers' compensation and employer's liability coverage providing coverage in accordance with the applicable law.

   ii. Commercial general liability insurance written on an occurrence basis naming J & J as an additional insured with the following limits of liability:

      1. General Aggregate $1,000,000;
      2. Per Occurrence $1,000,000;
      3. Products Liability Aggregate $ 2,000,000; and
      4. Personal Injury $ 1,000,000

   iii. General umbrella with $4,000,000 coverage sitting over the employers, general, liability policies.

b. Certificate evidencing the foregoing insurance shall be delivered to J & J at its request and renewal certificates shall be delivered to J & J from time to time as requested. Such certificate shall include a provision for notification at least 30 days in advance of any material change or cancellation in the coverage provided.

c. GPDB shall indemnify and hold J & J harmless from and against any fines, penalties, judgments, losses and/or other damages and


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defend J & J from and against any and all suits, actions, proceedings, claims and or demands (including reasonable attorneys' fees and expenses associated therein), brought by J & J and/or any third party, including but not limited to any lawful governmental authority, which

(i) allege and/or establish that the ORGANIC PRODCUTS provided by GPDB to J & J under this Agreement, is and/or were "adulterated" or "misbranded" (as those terms are given meaning within the Federal Food, Drug and Cosmetic Act), as a result of the acts or omissions of GPDB; and/or

(ii) arise from or are related to any breach of this Agreement, unless such breach was caused by an Act of God.

9. Licensed Materials

a. "Licensed Materials" means any and all materials (in the event J & J grants a license to GPDB), including but not limited to any trademarks and/or service marks (registered or unregistered), trade names, trade dress, brand names, copyrights, labels, label design, color combinations, insignias or device (and any variations or modifications thereto which have been approved by J & J for use hereunder) owned, used, or licensed by J & J and sublicensed or otherwise provided by J & J to GPDB for packaging purposes under this Agreement.

b. J & J, at its cost and expense, will provide all Packaging Materials to GPDB for use as packing for ORGANIC PRODUCTS orders made. GPDB shall not, directly itself or indirectly through or from a third party, create, make, or change any Licensed Materials. All Licensed Materials shall, at all times, be deemed to be the property of J & J and its clients.

c. GPDB represents, warrants, and agrees that it shall not use the Licensed Material in any other manner except as authorized under this Agreement. In no instance shall GPDB allow, directly itself or indirectly through a third party, any Licensed Material be sold, assigned, transferred or given to third parties or otherwise disposed of without the prior written consent of J & J.

d. The parties expressly agree and understand that no right, title, license, or interest of any kind or nature in the Licensed Materials


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is granted or conveyed by J & J to GPDB under this Agreement.

e. The Parties expressly agree and understand that J & J has the full right and title in and/or has the right to use Licensed Material form clients in connection with ORGANIC PRODUCTS, and GPDB agrees not to contest or deny the validity, right or title of J & J in or to the Licensed Material, and GPDB shall not encourage or assist any other third party, directly or indirectly, in doing the same, during the term of this Agreement or thereafter in perpetuity.

f. Upon termination of this Agreement, GPDB shall hold for prompt return to and payment by J & J (i) all Licensed Material ordered in connection with or respect to GPDB manufacture of cartons, films, labels to be affixed to PRODUCTS packaging and (ii) all remaining inventory of such packaging or otherwise dispose of the same in accordance with J & J directions.

10. Miscellaneous

a. Amendments; Waivers. This Agreement may not be amended or altered except upon the written agreement of the parties to such amendment or modification. Either party may waive any provision hereof intended for its benefit, but such waiver must be in writing signed by the waiving party to be effective.

b. Notices. No notice or other communication shall be deemed given unless sent in any of the manners, and to the attention of the persons, specified in this Section 10(b). All notices and other communications hereunder will be in writing and will be deemed given to any party (i) upon delivery to the address of such party specified below if delivered personally (including delivery by courier) or mailed by registered or certified mail (return receipt requested), or (ii) on the next business day after transmission if transmitted by facsimile or e-mail, in any case to the parties at the following addresses, fax numbers or e-mail addresses:

J & J:

J & J Distributing
653 Rice Street
St. Paul, Minnesota 55103

Attention: Jim Hannigan

Fax: 651-292-3882
E-Mail: jim.hannigan@jjdst.com


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GPDB: GREEN POLKADOT BOX
INCORPORATED
1450 South Blackhawk Boulevard,
Mt. Pleasant, Utah 84647

Attention: Rod A. Smith

Fax: 877-663-2217
E-Mail: rsmith@greenpolkadotbox.com

The parties hereto may designate such other address, fax number or e-mail address by written notice in the aforesaid manner. Any notice or other communication transmitted by fax or e-mail shall be followed within three days by a hard copy of such notice or communication transmitted to the appropriate parties as contemplated hereby with a copy of the confirmation of the transmission.

c. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors at law; however, it is agreed and understood that the parties shall not have the right to assign and/or transfer to its obligations hereunder without the written consent of the other party.

d. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

e. Counterparts. This Agreement may be executed in several counterparts (including by means of separate signature pages, which may be attached hereto) by one or more of the parties, each of which shall be deemed an original but all of said counterparts (and signature pages) shall be deemed to constitute or be part of one and the same instrument.

f. Severability. Should any provision of this Agreement be adjudicated to be invalid or unenforceable such provision shall be deemed deleted and the remainder of the Agreement, nevertheless, remain unaffected and fully enforceable; further, to the extent any provision herewith is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, the parties hereto agree the same shall, nevertheless, be enforceable to the fullest extent permissible under the laws and public policies


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applied in the jurisdiction in which enforcement or interpretation is sought.

g. Headings; Schedules; Exhibits. The headings or other subdivisions in this Agreement are intended solely for convenience or reference and shall be given no effect in the construction or interpretation of this Agreement. All exhibits attached hereto are deemed incorporated herein by this reference.

h. Specific Performance. The parties hereby declare that it is impossible to measure in money the damages that will accrue to a party hereto by reason of a failure to perform any of the obligations under this Agreement. Therefore, if any party hereto shall institute any action or proceeding to enforce the provisions hereof, any person (including the Company) against whom such action or proceeding is brought hereby waives all claims or defenses therein that such party has an adequate remedy at law, or such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.

i. Arbitration; Attorneys' Fees. In the event that a dispute arises pertaining to the construction, validity and performance of this Agreement, the parties shall first attempt to amicably resolve any disputes that may arise under or relate to this Agreement. In the event that the parties are unable to do so within 30 days after written notice of any dispute, the parties agree to submit the dispute to binding arbitration, to be conducted and be finally settled under the rules of the American Arbitration Association, which rules are deemed to be incorporated herein by reference. Arbitration shall be by a panel of three arbitrators, one each appointed by the Shareholders in accordance with said rules. The place of arbitration shall be Utah County, Utah unless otherwise agreed to, in writing, by the parties. The parties hereby agree to submit to such arbitration and to the enforcement of any award resulting therefrom by any court of competent jurisdiction. The prevailing party in any such arbitration shall be entitled to recover its reasonable attorneys' fees and costs from the other party.

j. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto and supersedes all prior agreements, arrangements and understandings between the parties.


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k. Protection of Confidential Information. In the course of performing its obligations und this Agreement, each party may have access to proprietary information regarding each other's processes, business plans, and other confidential matters. Both parties agree not to disclose to any third parties such confidential information received nor use confidential information for its own benefit except in connection with performance of its obligations under this Agreement.

(The remainder of this page is intentionally blank; the signature page follows.)


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IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date written below their respective signatures.

GREEN POLKADOT BOX INCORPORATED	**J & J Distributing**
By: 	By: 
Rod Smith, CEO	Jim Hannigan, President
Date: 10-29-2013	Date: 10/29/2013


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EXHIBIT "B"
ORGANIC PRODUCTS VOLUME AND PRICING

ORGANIC PRODUCT	PRICE/LBS	QTY/ANNUAL	TOTAL COST
BABY BOK CHOY	$0.52	30,600 lbs	$15,912
BASIL/NUFAR	$1.47	520,000 lbs	$764,400
BELL PEPPERS:			
GREEN	$1.09	156,000 lbs	$170,040
RED	$1.09	260,000 lbs	$283,400
GOLD/ORANGE	$1.09	104,000 lbs	$113,360
SPRING MIX	$0.73	104,000 lbs	$75,920
CUCUMBERS (SLICERS)	$0.90	500,000 lbs	$450,000
EGG PLANT	$0.65	81,600 lbs	$53,040
GREEN BEANS	$0.64	260,000 lbs	$166,400
SNAP PEAS	$1.10	104,000 lbs	$114,400
SPINACH	$0.73	82,000 lbs	$59,860
TOMATOES:		1,000,000 lbs	$1,250,000
GRAPE	$1.25		
COMPARI	$1.25		
ROMA	$1.25		
HEIRLO[illegible]			
BEEF ST[illegible]			
ZUCCHINI		416,000 lbs	$216,320
Strawberr		Open	
Total Req[illegible]			$3,538,352

3,618,200 #'s

EXHIBIT 6.13

Convertible Secured Promissory Note and Loan Agreement

dated November 8, 2013

between William Roberts and Green PolkaDot Box Incorporated

GREEN POLKADOT BOX INCORPORATED

CONVERTIBLE SECURED PROMISSORY NOTE AND LOAN AGREEMENT

November 8, 2013

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

FOR VALUE RECEIVED, GREEN POLKADOT BOX INCORPORATED, a Nevada corporation whose address is 1450 South Blackhawk Boulevard, Mt. Pleasant, Utah 84647 (the "Company"), promises to pay the Principal and Interest on the Maturity Date (as such capitalized terms are hereinafter defined) to WILLIAM ROBERTS, whose address is 5260 Western Avenue, Chevy Chase, MD 20815, or his registered assigns (the "Holder"), and the parties agree as hereinafter set forth:

Section 1. **Definitions.** For the purposes hereof, in addition to the terms defined elsewhere in this Note, (i) capitalized terms not otherwise defined herein shall have the meanings set forth herein, and (ii) the following terms shall have the following meanings:

1.1 "Account" shall mean the Company's bank account as follows:

Bank:	Central Bank
Bank Address:	1 North Main, Spanish Fork, UT 84660
ABA Number:	124300327
Account Name:	Green Polkadot Box Incorporated
Account Number:	061124715

1.2 "Bankruptcy Event" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof, (b) there is commenced against the Company or any Significant

Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement, (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment, (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors, (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

1.3 "Business Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Utah are authorized or required by law or other governmental action to close.

1.4 "Conversion Price" means $2.70 per share of Common Stock of the Company, subject to adjustment as set forth in Section 6.3 below.

1.5 "Interest" shall mean the sum accruing on the Principal at the rate of 12% per annum as more fully set forth in Section 3 below.

1.6 "Maturity Date" shall mean March 31, 2014.

1.7 "Note" shall mean the instrument represented by this Convertible Secured Promissory Note and Loan Agreement dated November 8, 2013.

1.8 "Notice of Conversion" means the written notice sent to the Company by the Holder pursuant to which the Holder notifies the Company that he desires to convert all or any portion of the Principal of or accrued but unpaid Interest on this Notice into shares of Common Stock of the Company.

1.9 "Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.10 "Principal" shall mean $200,000.

Section 2. Interest.

2.1 Accrual and Payment of Interest. Interest on the aggregate unconverted and then outstanding principal amount of this Note shall accrue and be payable at 12% per annum ("Interest") on the Principal from the date of the advance of any portion of the Principal. All accrued but unpaid Interest on the Principal shall be payable on the Maturity Date.

2.2 Interest Calculations. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30-calendar day periods, and shall accrue daily commencing on the Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid Interest, and other amounts which may become due hereunder, has been made. Interest shall cease to accrue with respect to any principal amount converted. Interest hereunder will be paid to the Person in whose name this Note is registered on the records of the Company regarding registration and transfers of this Note.

Section 3. Maturity.

3.1 Payment at Maturity. The Company agrees to pay the total Principal and all accrued but unpaid Interest on the Maturity Date or such earlier date in accordance with the provisions of Section 3.2 below.

3.2 Prepayment. The Company may prepay all or any portion of this Note prior to the Maturity Date without penalty. The Company shall give the Holder 30 days' notice of any such prepayment, and the Holder may exercise the conversion rights set forth in Section 6 below prior to the expiration of the 30-day period prior to the prepayment.

Section 4. Investment Representation and Registration; Transfers.

4.1 Investment Representations. This Holder represents and warrants that he is an "accredited investor," as that term is defined in Regulation D promulgated under the Securities Act of 1933.

4.2 Transfer. This Note may be transferred to another Person at the option of the Holder upon presentment of this Note to the Company for transfer on the Company's register of Promissory Notes (the "Note Register"). No service charge will be payable for such registration of transfer or exchange.

4.3 Reliance on Note Register. Prior to due presentment for transfer to the Company of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Company's Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 5. Security. This Note is secured as set forth in that certain Amended and Restated Security Agreement dated November 8, 2013, a copy of which is attached hereto and incorporated herein by the reference as Exhibit "A" (the "Security Agreement").

Section 6. Conversion of Note.

6.1 Any portion of the Principle of this Note and any portion of the accrued but unpaid Interest on this Note are convertible into shares of Common Stock (the

"Conversion Shares") of the Company at any time prior to the Maturity Date, at the sole option of the Holder upon delivery of written notice (the "Conversion Notice") by the Holder to the Company. The Conversion Notice shall state the amount of Principal and Interest the Holder desires to convert. The number of Conversion Shares issuable to the Holder shall be the total of the Principal and Interest to be converted, as stated in the Conversion Notice, divided by the Conversion Price.

6.2 At any time prior to the Maturity Date, the Holder may demand that the Company use its best efforts to amend its Articles of Incorporation to provide for a class of Preferred Stock into which this Note may be converted at the option of the Holder at the Conversion Price. The Holder and the Company agree that such class of Preferred Stock shall have voting rights equal to the voting rights of Common Stock, shall be convertible into shares of Common Stock on a one-to-one basis, shall bear a cumulative dividend equal to 6% per annum, shall be redeemable at the option of the Company at the Conversion Price plus the payment of all accrued but unpaid dividends, and such other terms and conditions as the Company and the Holder agree upon as a result of good faith negotiations regarding any such additional rights, privileges, and preferences.

6.3 If at any time prior to the close of business on the Maturity Date, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute Shares of Common Stock for a consideration per Share less than the Conversion Price then in effect, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to such lower conversion price or issue price per Share. After the Maturity Date, if, at any time while this Note is outstanding, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute Shares of Common Stock to all holders of Shares for a consideration per Share less than the Conversion Price then in effect, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (i) an amount equal to the sum of (A) the number of Shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Conversion Price, and (B) the consideration, if any, received or receivable by the Company upon such issue or sale by (ii) the total number of Shares of Common Stock outstanding immediately after such issue or sale.

Section 7. Events of Default.

7.1 "Event of Default" means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) a default in the payment of the principal amount of this Note or any accrued Interest on this Note, as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise) which default is not cured within five Business Days following such due date;

(ii) the Company shall fail to observe or perform any other covenant or agreement contained in this Note or the Security Agreement, which failure is not cured, if possible to cure, within 20 Business Days after notice of such failure sent by the Holder or by any other Holder to the Company; or

(iii) the Company shall be subject to a Bankruptcy Event.

7.2 Remedies Upon Event of Default. Upon the occurrence of an Event of Default referred to in Section 7.1(i) and (ii), the Holder, by 10 Business Days' notice in writing given to the Company (during which time, the Company may cure such Event of Default), may declare the entire principal amount then outstanding of, and accrued Interest on, this Note to be due and payable immediately, and upon any such declaration the same shall become and be due and payable immediately, without presentment, demand, protest, or other formalities of any kind, all of which are expressly waived by the Borrower. Upon the occurrence of an Event of Default referred to in Section 7.1(iii), the principal amount then outstanding of, and the accrued Interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest, or other formalities of any kind, all of which are hereby expressly waived by the Borrower.

Section 8. Miscellaneous.

8.1 Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder shall be in writing and delivered personally, by e-mail or facsimile transmission as set forth on the signature page hereof, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number, e-mail address, or mailing address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section 8.1. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile or e-mail transmission, or sent by a nationally recognized overnight courier service addressed to the Holder at the facsimile number or e-mail address set forth on the signature page hereof or at address of the Holder set forth in the introductory paragraph of this Note above. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or e-mail transmission at the facsimile number or e-mail address set forth on the signature page hereof prior to 5:30 p.m. (Utah time) on any date, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail transmission at the facsimile number or e-mail address set forth on the signature page hereof hereto on a day that is not a Business Day or later than 5:30 p.m. (Utah time) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

8.2 Absolute Obligation. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and accrued Interest, as applicable, on this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Company.

8.3 Lost or Mutilated Note. If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, reasonably satisfactory to the Company.

8.4 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Utah, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of this Note (whether brought against a party hereto or his or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the Salt Lake City, Utah (the "Utah Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Utah Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Utah Courts, or such Utah Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

8.5 Waiver and Amendments. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note on any other occasion. Any waiver by the Company or the Holder must be in writing. This Note may be modified or amended or the provisions hereof waived with the written consent of the Company and Holders of a majority in principal amount of the then outstanding Notes.

8.6 Severability. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any Interest or other amount deemed Interest due hereunder violates the applicable law governing usury, the applicable rate of Interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or Interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

8.7 Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

8.8 Headings. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

Section 9. Right of First Refusal. During the period from the date hereof until such time as this Note is repaid in full, the Company grants to the Holder the right of first refusal on any new extraordinary financing opportunities offered by the Company ("New Financing"). In such case, the Company will notify the Holder in writing of the proposed terms of any New Financing and the Holder will have three Business Days to accept the terms set forth in the notice. If the Holder does not reply within three Business Days from the notice, the Holder will be deemed to have waived his right to participate in the New Financing that was the subject of the notice.

IN WITNESS WHEREOF, the Company and the Holder have executed this Note as of November 8, 2013.

THE COMPANY:	**THE HOLDER:**
GREEN POLKADOT BOX INCORPORATED	
By: ______________________ Rod A. Smith, President	______________________ **WILLIAM ROBERTS**
Fax Number: ______________	Fax Number: ______________
E-Mail Address: ______________	E-Mail Address: ______________

EXHIBIT "A"

AMENDED AND RESTATED SECURITY AGREEMENT

THIS AMENDED AND RESTATED SECURITY AGREEMENT (this "Agreement") is entered into as of November 8, 2013 by and between GREEN POLKADOT BOX INCORPORATED, a Nevada corporation whose address is 1450 South Blackhawk Boulevard, Mt. Pleasant, Utah 84647 (hereinafter referred to as "Debtor"), and WILLIAM ROBERTS, whose address is 5260 Western Avenue, Chevy Chase, MD 20815 (hereinafter referred to as "Secured Party").

RECITALS:

WHEREAS, Secured Party has previously loaned $1,350,000 to the Debtor and has agreed to loan an addition $200,000 to the Debtor on the date of this Agreement for a total of $1,550,000 of loans through the date of this Agreement (the "Loans") to Debtor in accordance with the terms of an Amended and Restated Convertible Secured Promissory Note and Loan Agreement in favor of Secured Party dated February 21, 2013 (the "Note"), a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference; and

WHEREAS, in consideration of the Loan, Debtor has agreed to grant to Secured Party a security interest in the inventory of Debtor (the "Inventory"), whether now existing or hereafter acquired at any time prior to repayment of the Loan and all interest thereon, and any and all proceeds received by the Company from the Inventory of Debtor (the "Collateral") as security for the payment by Debtor of the Note; and

WHEREAS, Secured Party has wired the additional $200,000 of the Loan to Debtor's bank account on the date of this Agreement as set forth in the Note;

NOW THEREFORE, in consideration of their mutual promises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

AGREEMENT:

1. *Grant and Perfection of Security Interest in the Collateral.*

1.1 Conditioned upon the execution of this Agreement and the Note by the parties and the receipt of the, Debtor grants to Secured Party a security interest in $1,550,000 of the Collateral.

1.2 Debtor agrees to execute and deliver to Secured Party a Uniform Commercial Code Financing Statement on Form UCC-1 (the "Financing Statement") with respect to $1,550,000 of the Collateral, in form and content acceptable to Secured Party. Debtor shall thereafter immediately file the Financing Statement with the Secretary of State of Nevada and Utah.

2. *Preservation of the Collateral and Other Covenants.*

2.1 Secured Party may at any time examine the Collateral and the books and records of Debtor with reference thereto.

2.2 At all times hereunder, Debtor shall keep the Collateral free of all tax liens and other involuntary liens and shall not lend, use, deliver or otherwise dispose of or transfer any interest in the Collateral, other than in the ordinary course of business, without the written consent of Secured Party.

2.3 Prior to the repayment in full of the Loan, Debtor shall not do any of the following without the prior resolution of the Board of Directors either at a duly convened meeting of the Board of Directors or by unanimous written consent of the Board of Directors:

(i) make any extraordinary debt repayment in excess of $50,000;

(ii) pay any extraordinary compensation (e.g. a bonus) or pay any accrued or deferred compensation in excess of $50,000; or

(iii) pay any extraordinary creditor or vendor obligations that are not in the ordinary course of business in excess of $50,000.

3. **Release of the Security Interest.** Concurrently with the payment of full by Debtor of the Note (or the conversion of the Note into shares of Common Stock or Preferred Stock of the Company), provided that Debtor is not then in default under the terms of the Note or this Agreement, Secured Party agrees, to execute all documents and take any action necessary or appropriate to release the security interest of Secured Party in the Collateral.

4. *Default.*

4.1 The occurrence of any of the following shall constitute an event of default by Debtor:

(i) failure of Debtor to make payments when due as required by the Promissory Note,

(ii) a material breach by Debtor of this Agreement, including but limited to failure to maintain the Minimum Inventory, or

(iii) filing of a bankruptcy, insolvency or receivership by or against Debtor, which is not dismissed/released within 30 days after issuance.

5. *Remedies upon Default.*

5.1 Upon the occurrence of an event of default by Debtor, Secured Party, at his option, may, following 30 days written notice to Debtor, declare all amounts secured herein immediately due and payable. If the Promissory Note is not repaid in full when due, including all interest thereon, Debtor may take possession of and exercise his rights with respect to the Collateral.

5.2 Secured Party may also, in lieu thereof, require that Debtor sell the Inventory that constitutes the Collateral hereunder on terms and conditions determined by Secured Party to an unrelated, third-party buyer selected by Secured Party, but which results in Secured Party receiving payment in full of all sums then remaining due under the Note.

6. Miscellaneous.

6.1 Time, and each of the terms, covenants and conditions hereof, are hereby declared to be the essence of this contract. No waiver of any existing default shall be deemed to waive any subsequent default and all of the Secured Party's rights hereunder are cumulative and not alternative.

6.2 All rights of the Secured Party hereunder shall inure to the benefit of Secured Party's successors and assigns and all obligations of Debtor shall bind Debtor's successors or assigns.

6.3 This Agreement shall be governed by, and construed in accordance with, the laws of the State of Utah.

6.4 The prevailing party in any dispute shall be entitled to recover costs and reasonable attorneys' fees as determined by the trier of fact.

6.5 This Amended and Restated Security Agreement replaces and supersedes an earlier executed Amended and Restated Security Agreement dated February 21, 2013 and constitutes the entire agreement between the parties concerning the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of November 8, 2013.

SECURED PARTY:	**DEBTOR:**
	GREEN POLKADOT BOX INCORPORATED
____________________	By: ____________________
WILLIAM ROBERTS	Rod A. Smith, President

EXHIBIT 6.14

Common Stock Purchase Warrant

dated September 20, 2013

between Robert William Corl III and Green PolkaDot Box Incorporated

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

GREEN POLKADOT BOX INCORPORATED

COMMON STOCK PURCHASE WARRANT NO. 2013-21

Dated: September 20, 2013

GREEN POLKADOT BOX INCORPORATED, a corporation organized and existing under the laws of the State of Nevada (the "Company"), hereby certifies that, for value received, ROBERT WILLIAM CORL III or its registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase shares of Common Stock (the "Shares") from the Company up to a total of 925,925 Shares (each such Share, a "Warrant Share" and all such Shares, the "Warrant Shares") at an exercise price equal to $3.00 per Warrant Share (hereinafter this Common Stock Purchase Warrant is referred to as the "Warrant" or the "Warrants"). The Warrants may be exercised through and including September 30, 2023 (the "Expiration Date"). This Warrant supersedes all previous Common Stock Purchase Warrants issued to the Holder. This Warrant is subject to the following additional terms and conditions:

1. Registration of Warrant; Registration of Transfers and Exchanges.

(a) The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

(b) The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address for notice specified in Section 9 along with an opinion of counsel to the Holder reasonably acceptable to the Company that such transfer may be made without compliance with Federal and state securities laws. Upon any such registration or transfer, a new warrant to purchase Shares, in substantially the form of this Warrant (any such new warrant, a "New Warrant"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a holder of a Warrant.

(c) This Warrant is exchangeable, upon the surrender hereof by the Holder to the office of the Company at its address for notice specified in Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

2. Duration, Exercise and Redemption of Warrants.

(a) This Warrant shall be exercisable by the registered Holder on any business day before 5:00 P.M., Utah time, at any time and from time to time on or after the date hereof to and including the Expiration Date. At 5:00 P.M., Utah time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b) Subject to Sections 1(c) and 5, upon surrender of this Warrant, with the Form of Election to Purchase attached hereto duly completed and signed, to the Company at its address for notice set forth in Section 9 and upon payment of the Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, all as specified by the Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than five business days after the Date of Exercise, as defined herein) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. Any person so designated by the Holder to receive Warrant Shares shall be deemed to have become a holder of record of such Warrant Shares as of the Date of Exercise of this Warrant. A "Date of Exercise" means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the holder hereof to be purchased.

(c) This Warrant shall be exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

3. Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the issuance of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder, and the Company shall not be required to issue or cause to be issued or deliver or cause to be delivered the certificates for Warrant Shares unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

4. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and indemnity, if reasonably satisfactory to it. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable charges as the Company may prescribe.

5. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders (taking into account the adjustments and restrictions of Section 6). The Company covenants that all Warrant Shares that shall be so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable.

6. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 6. Upon each such adjustment of the Exercise Price pursuant to this Section 6, the Holder shall thereafter prior to the Expiration Date be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such

adjustment by the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

(a) If the Company, at any time while this Warrant is outstanding, (i) shall pay a stock dividend or otherwise make a distribution or distributions on Shares of its Common Stock (as defined below) or on any other class of capital stock (and not the Shares) payable in Common Stock, (ii) subdivide outstanding Shares of Common Stock into a larger number of Shares, or (iii) combine outstanding Shares of Common Stock into a smaller number of Shares, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding before such event and of which the denominator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of Members entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination, and shall apply to successive subdivisions and combinations.

(b) In case of any reclassification of the Shares, any consolidation or merger of the Company with or into another person, the sale or transfer of all or substantially all of the assets of the Company in which the consideration therefor is equity or equity equivalent securities or any compulsory share exchange pursuant to which the Shares are converted into other securities or property, then the Holder shall have the right thereafter to exercise this Warrant only into the Shares and other securities and property receivable upon or deemed to be held by holders of Shares following such reclassification, consolidation, merger, sale, transfer or share exchange, and the Holder shall be entitled upon such event to receive such amount of securities or property of the Company's business combination partner equal to the amount of Warrant Shares such Holder would have been entitled to had such Holder exercised this Warrant immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this Section 6(b) upon any exercise following any such reclassification, consolidation, merger, sale, transfer or share exchange.

(c) If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Shares (and not to holders of this Warrant) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in Sections 6(a), (b) and (d)), then in each such case the Exercise Price shall be determined by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of Members entitled to receive such distribution by a fraction of which the denominator shall be the Exercise Price determined as of the record date mentioned above, and of which the numerator shall be such Exercise Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding Share as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which, in all events, may be the firm that regularly examines the financial statements of the Company) (an "Appraiser") mutually selected in good faith by the holders of a majority in interest of the Warrants then outstanding and the Company. Any determination made by the Appraiser shall be final.

(d) If, at any time while this Warrant is outstanding, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute Shares of Common Stock to all holders of Shares for a consideration per Share less than the Exercise Price then in effect, then, forthwith upon such issue or sale, the Exercise Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (i) an amount equal to the sum of (A) the number of Shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Exercise Price, and (B) the consideration, if any, received or receivable by the Company upon such issue or sale by (ii) the total number of Shares of Common Stock outstanding immediately after such issue or sale.

(e) For the purposes of this Section 6, the following clauses shall also be applicable:

(i) Record Date. In case the Company shall take a record of the holders of its Shares for the purpose of entitling the holders of Shares (A) to receive a dividend or other distribution payable in Shares or in securities convertible or exchangeable into Shares of Common Stock, or (B) to subscribe for or purchase Shares or securities convertible or exchangeable into Shares of Common Stock, then such record date shall be deemed to be the date of the issue or sale of the Shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(ii) Treasury Shares. The number of Shares of Common Stock outstanding at any given time shall not include Shares owned or held by or for the account of the Company, and the disposition of any such Shares shall be considered an issue or sale of Shares.

(f) All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a Share, as the case may be.

(g) If:

(i) the Company shall declare a dividend (or any other distribution) on its Shares; or

(ii) the Company shall declare a special nonrecurring cash dividend on or a redemption of its Shares; or

(iii) the Company shall authorize the granting to all holders of the Shares rights or warrants to subscribe for or purchase any Shares of any class or of any rights; or

(iv) the approval of any Members of the Company shall be required in connection with any reclassification of the Shares of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Shares is converted into other securities, cash or property; or

(v) the Company shall authorize the voluntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be mailed to each Holder at their last addresses as they shall appear upon the Warrant Register, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

7. Payment of Exercise Price; Cashless Exercise.

(a) The Holder may exercise this Warrant by tendering to the Company cash or certified or official bank check or checks in an amount calculated by multiplying the Exercise Price per Share by the number of Warrant Shares the Holder desires to purchase.

(b) At the Holder's option, the Holder may elect to exercise the Warrant for Warrant Shares, using the formula: $X = (Y(A-B)) \div A$ where:

(i) X = number of Warrant Shares issuable to the Holder upon exercise under this Section 7;

(ii) Y = number of Warrant Shares issuable to Holder upon exercise;

(iii) A = the "Fair Value" of one share of Common Stock as of the exercise date;

(iv) B = the Exercise Price; and

(v) "Fair Value" means the last trading price (bid) on the trading day prior to the date the Holder notifies the Company of the Holder's desire to exercise the Warrant or any portion thereof

8. Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares, which shall be issuable upon the exercise of this Warrant, shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

9. Notices. Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the business day following the date of mailing, if sent by internationally recognized overnight courier service, or (ii) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be to the persons and at the addresses indicated on the signature page of this Warrant. Either party may change the address to which notices are to be sent by delivering notice to the other party in accordance with this Section 9.

10. Warrant Agent.

(a) The Company shall serve as warrant agent under this Warrant. Upon 30 days' notice to the Holder, the Company may appoint a new warrant agent.

(b) Any business entity into which the Company or any new warrant agent may be merged or any business entity resulting from any consolidation to which the Company or any new warrant agent shall be a party or any business entity to which the Company or any new warrant agent transfers substantially all of its transfer agent services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

11. Miscellaneous.

(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing signed by the Company and the Holder.

(b) Subject to Section 11(a), above, nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Holder.

(c) This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Utah without regard to the principles of conflicts of law thereof.

(d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

GREEN POLKADOT BOX INCORPORATED

By: 

Rod A. Smith, President

AGREED AND ACCEPTED:

____

ROBERT WILLIAM CORL III
640 Manhattan Road, S.E.
Grand Rapids, Michigan 49506

FORM OF ELECTION TO PURCHASE
(To be executed by the Holder to exercise the right
to purchase Shares of Common Stock under the foregoing Warrant)

To: GREEN POLKADOT BOX INCORPORATED

In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase __________ Shares of Common Stock ("Shares") of GREEN POLKADOT BOX INCORPORATED and encloses herewith $_______________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) for the number of Shares of Common Stock to which this Form of Election to Purchase relates, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the Shares of Common Stock issuable upon this exercise be issued in the name of

Print name and address: ____

____

____

____

Print social security or
tax identification number: ____

If the number of Shares of Common Stock issuable upon this exercise shall not be all of the Shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the Shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

Print name and address: ____

____

____

____

IN WITNESS WHEREOF, this Election to Purchase has been executed by the undersigned as of the date indicated below.

Dated: ______________

Name of Holder: ________________________________

Signature: ________________________________

By (if entity): ________________________________

Name (if entity): ________________________________

Title (if entity): ________________________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

FORM OF ASSIGNMENT OF WARRANT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto the transferee identified below the right represented by the within Warrant to purchase ______________ Shares of Common Stock of GREEN POLKADOT BOX INCORPORATED to which the within Warrant relates and appoints the Secretary of GREEN POLKADOT BOX INCORPORATED attorney to transfer said right on the books of GREEN POLKADOT BOX INCORPORATED with full power of substitution in the premises.

Dated: __________

Name of Holder: ______________________

Signature: ______________________

By (if entity): ______________________

Name (if entity): ______________________

Title (if entity): ______________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

In the presence of:

____
(Signature of Witness)

____
(Printed Name of Witness)

Name and Address of Transferee: ______________________

____

____

Tax Identification Number of Transferee: ______________________

EXHIBIT 6.15

Common Stock Purchase Warrant

dated November 8, 2013

between William Roberts and Green PolkaDot Box Incorporated

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

GREEN POLKADOT BOX INCORPORATED

COMMON STOCK PURCHASE WARRANT NO. 2013-23

Dated: November 8, 2013

GREEN POLKADOT BOX INCORPORATED, a corporation organized and existing under the laws of the State of Nevada (the "Company"), hereby certifies that, for value received, WILLIAM ROBERTS or his registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase shares of Common Stock (the "Shares") from the Company up to a total of 2,485,185 Shares (each such Share, a "Warrant Share" and all such Shares, the "Warrant Shares") at an exercise price equal to $3.00 per Warrant Share (hereinafter this Common Stock Purchase Warrant is referred to as the "Warrant" or the "Warrants"). The Warrants may be exercised through and including December 31, 2023 (the "Expiration Date"). This Warrant supersedes all previous Common Stock Purchase Warrants issued to the Holder. This Warrant is subject to the following additional terms and conditions:

1. <u>Registration of Warrant; Registration of Transfers and Exchanges</u>.

(a) The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

(b) The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address for notice specified in Section 9 along with an opinion of counsel to the Holder reasonably acceptable to the Company that such transfer may be made without compliance with Federal and state securities laws. Upon any such registration or transfer, a new warrant to purchase Shares, in substantially the form of this Warrant (any such new warrant, a "New Warrant"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a holder of a Warrant.

(c) This Warrant is exchangeable, upon the surrender hereof by the Holder to the office of the Company at its address for notice specified in Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

2. <u>Duration, Exercise and Redemption of Warrants</u>.

(a) This Warrant shall be exercisable by the registered Holder on any business day before 5:00 P.M., Utah time, at any time and from time to time on or after the date hereof to and including the Expiration Date. At 5:00 P.M., Utah time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b) Subject to Sections 1(c) and 5, upon surrender of this Warrant, with the Form of Election to Purchase attached hereto duly completed and signed, to the Company at its address for notice set forth in Section 9 and upon payment of the Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, all as specified by the Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than five business days after the Date of Exercise, as defined herein) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. Any person so designated by the Holder to receive Warrant Shares shall be deemed to have become a holder of record of such Warrant Shares as of the Date of Exercise of this Warrant. A "Date of Exercise" means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the holder hereof to be purchased.

(c) This Warrant shall be exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

3. Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the issuance of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder, and the Company shall not be required to issue or cause to be issued or deliver or cause to be delivered the certificates for Warrant Shares unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

4. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and indemnity, if reasonably satisfactory to it. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable charges as the Company may prescribe.

5. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders (taking into account the adjustments and restrictions of Section 6). The Company covenants that all Warrant Shares that shall be so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable.

6. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 6. Upon each such adjustment of the Exercise Price pursuant to this Section 6, the Holder shall thereafter prior to the Expiration Date be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such

adjustment by the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

(a) If the Company, at any time while this Warrant is outstanding, (i) shall pay a stock dividend or otherwise make a distribution or distributions on Shares of its Common Stock (as defined below) or on any other class of capital stock (and not the Shares) payable in Common Stock, (ii) subdivide outstanding Shares of Common Stock into a larger number of Shares, or (iii) combine outstanding Shares of Common Stock into a smaller number of Shares, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding before such event and of which the denominator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of Members entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination, and shall apply to successive subdivisions and combinations.

(b) In case of any reclassification of the Shares, any consolidation or merger of the Company with or into another person, the sale or transfer of all or substantially all of the assets of the Company in which the consideration therefor is equity or equity equivalent securities or any compulsory share exchange pursuant to which the Shares are converted into other securities or property, then the Holder shall have the right thereafter to exercise this Warrant only into the Shares and other securities and property receivable upon or deemed to be held by holders of Shares following such reclassification, consolidation, merger, sale, transfer or share exchange, and the Holder shall be entitled upon such event to receive such amount of securities or property of the Company's business combination partner equal to the amount of Warrant Shares such Holder would have been entitled to had such Holder exercised this Warrant immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this Section 6(b) upon any exercise following any such reclassification, consolidation, merger, sale, transfer or share exchange.

(c) If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Shares (and not to holders of this Warrant) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in Sections 6(a), (b) and (d)), then in each such case the Exercise Price shall be determined by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of Members entitled to receive such distribution by a fraction of which the denominator shall be the Exercise Price determined as of the record date mentioned above, and of which the numerator shall be such Exercise Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding Share as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which, in all events, may be the firm that regularly examines the financial statements of the Company) (an "Appraiser") mutually selected in good faith by the holders of a majority in interest of the Warrants then outstanding and the Company. Any determination made by the Appraiser shall be final.

(d) If, at any time while this Warrant is outstanding, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute Shares of Common Stock to all holders of Shares for a consideration per Share less than the Exercise Price then in effect, then, forthwith upon such issue or sale, the Exercise Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (i) an amount equal to the sum of (A) the number of Shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Exercise Price, and (B) the consideration, if any, received or receivable by the Company upon such issue or sale by (ii) the total number of Shares of Common Stock outstanding immediately after such issue or sale.

(e) For the purposes of this Section 6, the following clauses shall also be applicable:

(i) Record Date. In case the Company shall take a record of the holders of its Shares for the purpose of entitling the holders of Shares (A) to receive a dividend or other distribution payable in Shares or in securities convertible or exchangeable into Shares of Common Stock, or (B) to subscribe for or purchase Shares or securities convertible or exchangeable into Shares of Common Stock, then such record date shall be deemed to be the date of the issue or sale of the Shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(ii) Treasury Shares. The number of Shares of Common Stock outstanding at any given time shall not include Shares owned or held by or for the account of the Company, and the disposition of any such Shares shall be considered an issue or sale of Shares.

(f) All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a Share, as the case may be.

(g) If:

(i) the Company shall declare a dividend (or any other distribution) on its Shares; or

(ii) the Company shall declare a special nonrecurring cash dividend on or a redemption of its Shares; or

(iii) the Company shall authorize the granting to all holders of the Shares rights or warrants to subscribe for or purchase any Shares of any class or of any rights; or

(iv) the approval of any Members of the Company shall be required in connection with any reclassification of the Shares of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Shares is converted into other securities, cash or property; or

(v) the Company shall authorize the voluntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be mailed to each Holder at their last addresses as they shall appear upon the Warrant Register, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

7. Payment of Exercise Price; Cashless Exercise.

(a) The Holder may exercise this Warrant by tendering to the Company cash or certified or official bank check or checks in an amount calculated by multiplying the Exercise Price per Share by the number of Warrant Shares the Holder desires to purchase.

(b) At the Holder's option, the Holder may elect to exercise the Warrant for Warrant Shares, using the formula: $X = (Y(A-B)) \div A$ where:

(i) X = number of Warrant Shares issuable to the Holder upon exercise under this Section 7;

(ii) Y = number of Warrant Shares issuable to Holder upon exercise;

(iii) A = the "Fair Value" of one share of Common Stock as of the exercise date;

(iv) B = the Exercise Price; and

(v) "Fair Value" means the last trading price (bid) on the trading day prior to the date the Holder notifies the Company of the Holder's desire to exercise the Warrant or any portion thereof

8. Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares, which shall be issuable upon the exercise of this Warrant, shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

9. Notices. Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the business day following the date of mailing, if sent by internationally recognized overnight courier service, or (ii) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be to the persons and at the addresses indicated on the signature page of this Warrant. Either party may change the address to which notices are to be sent by delivering notice to the other party in accordance with this Section 9.

10. Warrant Agent.

(a) The Company shall serve as warrant agent under this Warrant. Upon 30 days' notice to the Holder, the Company may appoint a new warrant agent.

(b) Any business entity into which the Company or any new warrant agent may be merged or any business entity resulting from any consolidation to which the Company or any new warrant agent shall be a party or any business entity to which the Company or any new warrant agent transfers substantially all of its transfer agent services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

11. Miscellaneous.

(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing signed by the Company and the Holder.

(b) Subject to Section 11(a), above, nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Holder.

(c) This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Utah without regard to the principles of conflicts of law thereof.

(d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(f) This Warrant supersedes all previously issued Common Stock Purchase Warrants issued to the Holder, viz. Common Stock Purchase Warrant #2012-5 (185,185 Warrants), Common Stock Purchase Warrant #2012-13 (500,000 Warrants), Common Stock Purchase Warrant #2012-15 (500,000 Warrants), Common Stock Purchase Warrant #2012-16 (150,000 Warrants), Common Stock Purchase Warrant #2013-18 (300,000 Warrants), Common Stock Purchase Warrant #2013-19 (50,000 Warrants), and Common Stock Purchase Warrant #2013-22 (600,000 Warrants), each of which is hereby canceled.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

GREEN POLKADOT BOX INCORPORATED

By: 

Rod A. Smith, President

AGREED AND ACCEPTED:

____

WILLIAM ROBERTS
5260 Western Avenue
Chevy Chase, MD 20815

FORM OF ELECTION TO PURCHASE
(To be executed by the Holder to exercise the right to purchase Shares of Common Stock under the foregoing Warrant)

To: GREEN POLKADOT BOX INCORPORATED

In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase __________ Shares of Common Stock ("Shares") of GREEN POLKADOT BOX INCORPORATED and encloses herewith $______________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) for the number of Shares of Common Stock to which this Form of Election to Purchase relates, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the Shares of Common Stock issuable upon this exercise be issued in the name of

Print name and address: ______________________________

____

____

____

Print social security or tax identification number: ______________________________

If the number of Shares of Common Stock issuable upon this exercise shall not be all of the Shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the Shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

Print name and address: ______________________________

____

____

____

IN WITNESS WHEREOF, this Election to Purchase has been executed by the undersigned as of the date indicated below.

Dated: ______________

Name of Holder: ______________________________

Signature: ______________________________

By (if entity): ______________________________

Name (if entity): ______________________________

Title (if entity): ______________________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

FORM OF ASSIGNMENT OF WARRANT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto the transferee identified below the right represented by the within Warrant to purchase ______________ Shares of Common Stock of GREEN POLKADOT BOX INCORPORATED to which the within Warrant relates and appoints the Secretary of GREEN POLKADOT BOX INCORPORATED attorney to transfer said right on the books of GREEN POLKADOT BOX INCORPORATED with full power of substitution in the premises.

Dated: ______________

Name of Holder: ______________________________

Signature: ______________________________

By (if entity): ______________________________

Name (if entity): ______________________________

Title (if entity): ______________________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

In the presence of:

____
(Signature of Witness)

____
(Printed Name of Witness)

Name and Address of Transferee: ______________________________

____

____

Tax Identification Number of Transferee: ______________________________

EXHIBIT 11.1

Opinion Wilson & Oskam, P.C.


W&O

WILSON & OSKAM LLP

December 7, 2013

Green Polka Dot Box Incorporated
1450 Blackhawk Boulevard
Mt. Pleasant, Utah 84647

Ladies and Gentlemen:

We are counsel to Green Polka Dot Box Incorporated, a Nevada corporation (the **"Company"**). With respect to the Offering Statement on Form 1A (the **"Offering Statement"**) being filed with the Securities and Exchange Commission by the Company under the Securities Act of 1933, as amended (the **"Securities Act"**), relating to the offer and sale of up to 1,851,851 shares of common stock of the Company, $.001 par value per share (collectively, the **"Shares"**), we advise you as follows:

This opinion letter is being furnished in accordance with the requirements of the Securities Act.

In rendering the opinion set forth below, we have examined and relied on such certificates, corporate records, agreements, instruments and other documents, and examined such matters of law, that we considered necessary or appropriate as a basis for the opinion, including the Articles of Incorporation of the Company, as amended and currently in effect, filed as Exhibit 2.1 to the Offering Statement. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to facts material to the opinion expressed herein that we did not independently establish or verify, we have relied on oral or written statements and representations of officers and other representatives of the Company and others.

Based on the foregoing and in reliance thereon, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that the 1,851,851 Shares offered for sale by the Company are validly issued, fully paid and nonassessable.

The opinion expressed herein is based on and limited to the Nevada Revised Statutes, Chapter 78 (Private Corporations), including the statutory provisions and reported judicial decisions interpreting the foregoing. We express no opinion herein as to any other law, statute, regulation or ordinance.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the disclosure of our name in the Offering Circular included in the Offering Statement. In giving such consent, we do not thereby admit that we are experts within the meaning of the Securities Act or the rules and regulations of the Securities and Exchange Commission or that such consent is required by Section 7 of the Securities Act.

Very truly yours,



Wilson & Oskam, LLP


W&O
WILSON & OSKAM LLP

EXHIBIT 11.1

Opinion Wilson & Oskam, P.C.